24-10106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



05004598

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

MARTIANS INCORPORATED

(Exact name of issuer as specified in its charter)



SEC MAIL
RECEIVED
PROCESSING
MAR - 2 2005
WASH. D.C.
213
SECTION

California
(State or other jurisdiction or incorporation of offering)

1000 Quail Street, Suite 250
Newport Beach, California 92660
(949) 724-9095 - (866) 996-6632
www.martiansinc.com

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

PROCESSED
MAR 03 2005



THOMSON
FINANCIAL

Alan W. Curtis, Attorney At Law
359 San Miguel Drive, Suite 200
Newport Beach, California 92660
(949) 718-6300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6174
(Primary Standard Industrial Classification Code Number)

65-1176063
(I.R.S. Employer Identification Number)

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MARTIANS INCORPORATED

FORM 1-A

PART I

NOTIFICATION

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MARTIANS INCORPORATED – FORM 1-A

PART I

NOTIFICATION

I. Significant Parties

Directors

Dan Scheuer, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer; Edwin J. Vaughn, Director, Executive Vice-President, Chief Operating Officer and Secretary.

Officers

Dan Scheuer, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer; Edwin J. Vaughn, Director, Executive Vice-President, Chief Operating Officer and Secretary.

General Partners

There are currently no general partners of the Issuer.

Record Owners of 5 percent of more of any class of the issuer's equity securities

F.G. Hunter, Inc., Modoc Trading Company, and Hitmeeze, Inc., are each record holders of 5 percent or more of the common stock of the Issuer.

Beneficial Owners of 5 percent of more of any class of the issuer's equity securities

Dan Scheuer, Edwin J. Vaughn, William P. Lyons, Jr., CPA, MBA, and Jerry Michael Jose, are all beneficial holders of 5 percent or more of the common stock of the Issuer, through their interest in F.G. Hunter, Inc. Dan Scheuer is a beneficial holder of more than 5 percent or more of the common stock of the Issuer through his interest in Modoc Trading Company. Edwin J. Vaughn is a beneficial holder of more than 5 percent or more of the common stock of the Issuer through his interest in Hitmeeze, Inc.

Promoters of the Issuer

There are currently no promoters of the Issuer.

Affiliates of the Issuer

There are currently no affiliates of the Issuer.

Counsel to the Issuer with respect to the proposed offering

Alan W. Curtis, Attorney at Law, 359 San Miguel Drive, Suite 200, Newport Beach, California 92660

Each Underwriter with respect to the proposed offering

As there are currently no underwriters with respect to the proposed offering, there are also no directors, officers, general partners, or counsel to the underwriters.

II. Application Of Rule 262

No persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

III. Affiliate Sales

No part of the offering involves resale of securities by affiliates of the Issuer.

IV. Jurisdictions In Which Securities Are To Be Offered

The jurisdictions the securities are expected to be offered by underwriters, dealers or salespersons includes any of the fifty states of the United States of America in which the offering has been qualified.

The jurisdictions the securities are expected to be offered by anyone other than underwriters, dealers or salespersons includes any of the fifty states of the United States of America in which the offering has been qualified.

V. Unregistered Securities Issued or Sold Within One Year

The Issuer, MARTIANS INCORPORATED, issued 825,300 shares of its common stock and 357,000 warrants to purchase additional shares of common stock through a private placement within the last 12 months.

During the twelve months immediately preceding this Offering, the Company sold 551,800 common shares and 85,000 warrants to purchase additional shares of common stock through a private placement at an average price of $0.5886 per share.

The aggregate offering price for common stock of $0.5886 was determined by management based on market conditions. During this time, 273,500 shares of common stock and 272,000 warrants to purchase additional shares of common stock were issued for no consideration.

During this 12 month period, common shares were sold to the following individuals: Merv Hey, Micah Moch, David Moch, Kristina Garnett, Shanica Knowles, Darlene Parilla, Olivia Usey, Mike Wagar, Elmer and Sheila Witham, John P. and Thelma J. Otto, Clayton Witham, Darrel H. Schafer, J. S. Kucheran Professional Corporation, John R. Sloan, Daniel and Charlene DuVernay, Marc Vandenberg, Gilles Desnoyers, Joseph Mark Cohen, Helen C. Tomlin, Richard W. and Diane Y. Brown, Jerry Dale and Brenda Willis, Janice Carbonniere, Cornelius Grant, Courtney Boyd, Brittany Kozminski, Henry Rennich, Hammerschmidt Family Limited Trust, Richard Simpson, Joey Nilges, Doug and Julie Hudson, Harold S. and Lois E. Roth, Frank Celecia, Kenneth E. Grubbs, Jr., Terry Wright, Mark and Esther Fernandez, Joyceanna Brock, Dr. W.P. Catalano, Dennis and Doreen Carr, Lynn E. McCall, II, Rosen IRA, Keith Mills, William M. Shaw, Edwin Moore, Dr. Larry Eller, John Garfield, David and Donna Chmielarski, Maxine Hickman, Kevin and Kelly Lanighan, Ken Macleod, Jeff and Karen Petrucci, Mike Mrkos, and Keith and Virginia Williams.

No shares of stock were sold by or for any director, officer, promoter, principal security holder, or underwriter of the issuer.

The Issuer relied upon the exemption provided by Section 504 Rule D of the Securities Act of 1933. Issuer sold less than $1 million of stock through a private placement offering.

VI. Other Present or Proposed Offerings

Neither the Issuer or any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

VII. Marketing Arrangements

There are no plans or arrangements to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

There are no plans or arrangements to stabilize the market for any of the securities to be offered.

There are no plans or arrangements for withholding commissions, or to otherwise hold each underwriter or dealer responsible for the distribution of its participation.

There are currently no underwriters with respect to the proposed offering.

VIII. Relationship with Issuer of Experts Named in Offering Statement

Eric H. Woolery, CPA, has reviewed the financial statements and pro forma forecasts for the issuer of this offering, as included in Section F/S. Mr. Woolery is neither an owner of record or a beneficial owner of any of the outstanding shares of stock of the issuer nor does he possess any outstanding warrants, options or rights to purchase any of the shares of stock of the issuer.

IX. Use of Solicitation of Interest Document

No publication was used prior to the filing of this notification.

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MARTIANS INCORPORATED

FORM 1-A

PART II

OFFERING CIRCULAR

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Offering Circular

MARTIANS INCORPORATED

(a California Corporation)

1000 Quail Street, Suite 250

Newport Beach, CA 92660

949-724-9095 – 866-996-6632

www.martiansinc.com

900,000 Preferred Shares with 1,800,000 Warrants (Common) Attached

The Units are being offered at a price of $5.00 per Unit and only to individuals residing in jurisdictions where the securities have been qualified. Each Unit consists of one (1) share of Series A Preferred Stock at a par value of $5.00 per share (the "Preferred Stock") of Martians Incorporated (the "Company") and two (2) Class A Non-Redeemable Warrants, which are immediately detachable, and separately tradable (the "Non-Redeemable Warrants")(1) Prior to this Offering, there has been no public market for any of the Company's Securities and there can be no assurance that a trading market will develop. (See "PLAN OF DISTRIBUTION" for factors considered in determining the offering price.)

THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. FOR INFORMATION CONCERNING CERTAIN SIGNIFICANT INVESTMENT FACTORS, SEE "RISK FACTORS".

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public (2)	Underwriting discount and Commissions (3)(4)	Proceeds to Issuer or other persons (5)
Per Unit	$5.00	$0.50	$4.50
Total Minimum	$500,000	$50,000	$450,000
Total Maximum	$4,500,000	$450,000	$4,050,000

See Notes on Inside Cover Page

The issuer is offering these securities on a "best efforts" basis and may pay out, from the proceeds of this offering, to licensed securities broker-dealers and/or certain individuals, assisting in the sale and placement of these securities, commissions, placement or referral fees not to exceed a total of ten percent of the gross purchase price subscribed and are subject to prior sale, allotment, withdrawal, cancellation or modification of the Offer without notice; to approval of certain legal matters by Counsel; and to the exclusive right to reject any order, in whole or in part. (See "PLAN OF DISTRIBUTION)

MARTIANS INCORPORATED

THE DATE OF THIS CIRCULAR IS MARCH 16th, 2005

Commencement of Sale to Public On or Around March 16th, 2005

Notes to cover page:

(1) The Class A Non-Redeemable Warrants are exercisable at a price of $5.00 per share, only during a period commencing twelve months after the closing of this Offering and ending five years from said closing date, and upon exercise entitle the holder to one (1) share of Common Stock for each Warrant exercised. The Non-Redeemable Warrants exercise term may be extended and the exercise price may be decreased at the Company's sole discretion without notice to warrant holders (see "Description of Securities"). Selected NASD member firms by which the Units are sold will be granted the right to receive a commission upon exercise of the Non-Redeemable Warrants included with such Units. In accordance with Rule 101 of Regulation M under the Securities Exchange Act of 1934. Such selected NASD member firms must refrain from market making activities during Warrant solicitation periods.

(2) The Unit offering price has been arbitrarily established by the Company's management and without regard to any criteria of value. (See "DILUTION" and "PLAN OF DISTRIBUTION")

(3) The Units are offered by the Directors of the Company and certain selected NASD member firms on a "best efforts" basis for a period of ninety days from the date hereof, which period may be extended for a period of up to ninety days in the sole discretion of the Company. The first 100,000 Units are offered on a "best efforts, all or none" basis and on a "best efforts" basis as to the remaining 800,000 Units. Pending sale of the 100,000 Unit minimum, all proceeds will be held in escrow by William P. Lyons, Jr.,CPA, MBA, Escrow Agent for this Offering. Officers, directors and beneficial stockholders may not purchase securities in order to reach the minimum, and any securities purchased by officers, directors or beneficial shareholders shall be excluded from any determination as to whether the minimum of 100,000 Units has been achieved. Funds will be deposited in such escrow account no later than noon on the business day following receipt. In the event the minimum is not sold within the ninety-day offering period plus any extensions, this Offering will terminate and all funds will be returned promptly to subscribers by the Escrow Agent without any deduction therefrom or interest thereon. Further, once the minimum is reached the Offering will terminate upon the earlier of the date upon which all 900,000 Units are sold or one hundred eighty days from the date of the Circular, plus any extensions. Subscribers will not be entitled to a return of funds from such escrow during the ninety-day offering period, plus any extensions.

(4) See "PLAN OF DISTRIBUTION' for a description of additional compensation which may be received by certain selected NASD member firms, which includes a non-accountable expense allowance of up to $35,000. The Company may agree to indemnify certain NASD member firms that are selected by the Company to sell securities pursuant to this circular against certain liabilities including liabilities under the Securities Act of 1933, as amended. (See "INDEMNIFICATION")

(5) Before deducting offering expenses of approximately $30,000 payable to the Company, in addition to the above described non-accountable expense allowance.

NO PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED, TO ANY PERSON, IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS CIRCULAR NOR THE SALE OF THE OFFERED SECURITIES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE CIRCULAR.

THE UNITS BEING OFFERED ARE SUBJECT TO PRIOR SALE, ALLOTMENT, WITHDRAWAL, CANCELLATION OR MODIFICATION OF THE OFFER WITHOUT NOTICE; TO APPROVAL OF CERTAIN LEGAL MATTERS BY COUNSEL; AND TO THE EXCLUSIVE RIGHT TO REJECT ANY ORDER, IN WHOLE OR IN PART, AND TO CERTAIN OTHER CONDITIONS.

SUBSCRIBERS PURCHASING THE UNITS SHOULD MAKE THEIR CHECKS PAYABLE TO "MARTIANS INCORPORATED ESCROW ACCOUNT".

MARTIANS INCORPORATED **LIMITED PUBLIC OFFERING PLAN**

EXEMPTION	Regulation A
OFFERING PRICE/UNIT - $5.00	(UNITS CONSIST OF 1 SHARE OF SERIES A PREFERRED AND 2 WARRANTS)
TOTAL PREFERRED UNITS OFFERED 900,000	CASH VALUE OF OFFERING $4,500,000
MAXIMUM FEES AND EXPENSES: $450,000 (Placement Fees)	NET CAPITAL FUNDING $4,050,000
POST OFFERING SHARES OUTSTANDING 12,000,000	POST OFFERING COMPANY VALUATION $60,000,000

Stockholder	Shares	Equity	Value
Management Group and Existing Shareholders	7,418,900	61.82%	$37,092,000
Management and Existing Shareholders Warrants Outstanding	1,881,100	15.68%	$9,408,000
Preferred Investors (Series A Preferred shares)	900,000	7.50%	$4,500,000
Preferred Investors Warrants Outstanding	1,800,000	15.00%	$9,000,000
TOTALS	12,000,000	100.00%	$60,000,000

MARTIANS INCORPORATED **PRO FORMA IPO**

THIRD YEAR REVENUE $50,798,500	FEDERAL INCOME TAXES $9,244,769
THIRD YEAR PRE-TAX INCOME $28,975,019	STATE INCOME TAXES $2,561,392
THIRD YEAR EARNINGS $17,168,858	EARNINGS PER SHARE $1.43
PRICE/EARNINGS MULTIPLE 15	MARKET CAPITALIZATION (pre-ipo) $257,400,000

Stockholder	Shares	Equity	Value
Management Group and Existing Shareholders (w/warrants)	9,300,000	77.50%	$199,485,000
Preferred Investors (900,000 Units)	2,700,000	22.50%	$57,915,000
PRE-IPO TOTALS	12,000,000	100.00%	$257,400,000
Management Group and Existing Shareholders (w/warrants)	9,300,000	62.50%	$199,485,000
Preferred Investors (900,000 Units)	2,700,000	18.00%	$57,915,000
IPO Investors (new common shares)	3,000,000	20.00%	$64,350,000
POST-IPO TOTALS	$15,000,000	100.00%	$321,750,000

MARKET CAPITALIZATION (post-ipo) $321,750,000	MARKET CAP/SALES RATIO 6.33
UNDERWRITER'S DISCOUNTS 10 percent	TOTAL NEW (IPO) SHARES OFFERED 3,000,000
AFTERMARKET IPO PRICE/SHARE $21.45	THREE-YEAR CUMULATIVE ROI (Preferred Investors) 341 percent

OFFERING SUMMARY

THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS CIRCULAR.

THE COMPANY

INTRODUCTION

Martians Incorporated (the "Company") was incorporated in the State of California on February 4, 2003, and is actively engaged in the business of entertainment specializing in the youth oriented market creating, marketing, and licensing the commercial rights to certain creative character properties for a wide range of merchandise, products, and venues aimed at the children's and young teenage market. To test audience reaction, the Company held a successful introductory performance of "Martians Incorporated" on June 1st, 2003 to a live audience at one of the most well known theaters in the world, The Henry Fonda Music Box Theater in Hollywood, California. As management anticipated, the audience reaction was highly enthusiastic and the Company decided to develop the concept further. After an intensive search involving hundreds of auditions, four talented young women were selected to comprise the first Martian ensemble, which was renamed "Zarbie and the Martians". To introduce a forthcoming audio CD, a concert was held on March 17th, 2004 at the Beverly Hills Hotel.

EXECUTIVE SUMMARY

The company aims to capture a share of the character licensing market for a wide variety of merchandise and products geared towards the entertainment demands and tastes of young children from toddlers to adolescents. According to current estimates, this market represents a $75 billion industry that is growing at a rate of 4.3 percent per year, and management believes that with its knowledge and ability, the company is uniquely poised to offer entertainment properties and characters that will appeal to a broad range of consumers, and therefore interest many product manufacturers.

THE OFFERING

The Officers of the Company and/or through certain selected NASD member firms are offering 900,000 Units consisting of one (1) share of Series A Preferred Stock no par value (the "Preferred Stock") of Martians Incorporated (the "Company") and two (2) Class A Non-Redeemable Warrants, which are immediately detachable, and separately tradable (the "Non-Redeemable Warrants"), (See "PLAN OF DISTRIBUTION"). The Units are being offered on a 100,000 Units or none basis. This means that at least 100,000 of the Units must be sold if any are to be sold. Subscription funds, to be held in an escrow account, will be returned to subscribers without interest, should at least 100,000 of the Units not be sold within the allotted time. If the minimum number of Units is sold the remaining 800,000 Units will be offered on a "best efforts" basis. The Company may, at its discretion, organize a selling group comprised of NASD member firms to assist it in selling the Units.

RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS RELATING TO THE BUSINESS OF THE COMPANY AND THE OFFERING TOGETHER WITH ALL THE INFORMATION AND FINANCIAL DATA SET FORTH IN THIS PROSPECTUS. SHARES OF PREFERRED STOCK SHOULD BE PURCHASED ONLY BY INVESTORS WHOSE FINANCIAL POSITION AND RESOURCES ARE SUFFICIENT TO ENABLE THEM TO ASSUME SUCH RISKS OF LOSS.

THIS INFORMATION STATEMENT CONTAINS OR INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES.

RISKS OF THE OFFERING

Arbitrary Offering Price

The offering price of the Units offered hereby bears no relationship to assets, book value, net worth, earnings, actual results of operations or any other established investment criteria. Among the factors considered in determining such offering price was the Company's current financial condition, its cash requirements, the general condition of the securities market, the degree of control that the Company's founders desired to retain and an evaluation of the prospects for the Company's growth. The offering price set forth on the cover page of this Prospectus should not, therefore, be considered an indication of the actual value of the Stock (See "PLAN OF DISTRIBUTION").

No Assurance of Public Market for Securities

Prior to this Offering there has been no public market for the Stock of the Company and there can be no assurance that a trading market will develop at the conclusion of this offering or, that even if a trading market should develop, that the shares may be resold at their original offering price or near the offering price. Any market for the Stock of the Company that may develop will, in all likelihood be a substantially limited one. Purchasers of the Shares may not be able to liquidate their investment on favorable terms, if at all, should they desire to do so (See "PLAN OF DISTRIBUTION).

Best Efforts Offering

This Offering is being made on a "best efforts" basis. No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Furthermore, officers, directors and beneficial stockholders may not purchase these securities in order to reach the minimum, and any securities purchased by officers, directors or beneficial shareholders shall be excluded from any determination as to whether the minimum of 100,000 Units has been achieved. Once the minimum amount of the Offering has been reached, there is no restriction or limit on the number of Units which may be purchased by the officers and directors of the Company and any securities purchased by officers, directors or beneficial shareholders shall be included in any determination as to whether the maximum of 900,000 Units has been achieved. Any selected NASD member firms will agree to use their best efforts to offer the Shares to the public as the Company's exclusive sales agents. This is in contrast to a "firm commitment" offering in which an underwriter purchases the issuer's securities offered for their own account, at a discount from the offering price, and thereafter resells them to the public. If payment for at least 100,000 Units is not received in escrow prior to the 90th day following the date of this Prospectus (unless the offering period is extended for an additional 90-day period by the Company and the Underwriter), then all subscription proceeds will be refunded to subscribers without deduction or interest. Consequently, subscribers may be deprived of the use of their funds for a period of up to 180 days (See "PLAN OF DISTRIBUTION").

Control of the Company

Upon successful closing of this offering, management and existing shareholders of record will beneficially own 75% of the then issued and outstanding shares of the Company. Although voting rights are cumulative, the purchasers of shares offered hereby will not by themselves be able to elect one Director of the Company even if the maximum number of Shares offered hereunder is subscribed (See "DESCRIPTION OF SECURITIES," "MANAGEMENT," "PRINCIPAL SHAREHOLDERS" and "PLAN OF DISTRIBUTION").

Potential Future Sales Pursuant To Rule 144

All of the shares of Common Stock currently outstanding (including warrants for additional shares of common stock), which total 9,000,000 shares, are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933. Generally, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three month period a number of shares which does not exceed the greater of one percent (1%) of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has not been an affiliate of the Company for at least 90 days and who has satisfied a one-year holding period. The one year holding period for the Company's currently outstanding shares began at the latest on February 10, 2005 (See "CERTAIN TRANSACTIONS").

NASD Member Firms' Warrants.

The Company may sell to the selected NASD member firms, for nominal consideration ($.001 per warrant), non-redeemable warrants (the "NASD Member Firms' Warrants") to purchase one share for every 10 shares subscribed for in this offering (i.e.. between 100,000 and 900,000 NASD Member Firms' Warrants depending on the number of Units subscribed for). The NASD Member Firms' Warrants will be exercisable by such NASD Member Firm at a price of $5.00 per Warrant and entitle such NASD Member Firms to receive a share identical to these shares being offered to the public. To the extent that the NASD Member Firms' Warrants are exercised, they will have a diluting effect on the voting power of the Company's outstanding Common Stock and may have an adverse effect on the market price of the Company's securities. The Company does not intend to register the Shares offered hereby under the Securities Act of 1933. Nevertheless, the Company has agreed to register the NASD Member Firms' Warrants and the securities constituting components thereof as required to publicly sell them in compliance with all applicable laws, should the Company elect to register the Shares offered hereby, and to maintain any such registration effective at the Company's expense, throughout the exercise term of the NASD Member Firms' Warrants (five years commencing on the 13th month following the date of this Prospectus). Such registration maintenance obligations may result in significant expenses to the Company.

Depression of Market Price

The sale of Company securities pursuant to the provisions of Rule 144 will increase the amount of Shares that are available for public purchase and consequently, may adversely affect the market price for the Shares offered hereby should a trading market be developed (See "DESCRIPTION OF SECURITIES" and "PLAN OF DISTRIBUTION").

Dilution

Assuming that the maximum subscription of this offering is attained, investors in the securities offered herein, purchasing their shares for $5.00 per unit, will own 2.7 million shares (inclusive of the warrants) or approximately 22.5 percent and present shareholders will own 9.3 million shares or approximately 77.5 percent of the outstanding shares of Martians Incorporated. The investors herein will have contributed an aggregate of $4.5 million, while present shareholders will have contributed an aggregate of $891,950 with a current net tangible book value per share of approximately $0.0073, thereby resulting in an immediate reduction in the net tangible book value of the investors' shares from $5.00 per share to approximately $0.3806 per share for a dilution of approximately $4.6194 per share and an increase in the net tangible book value of the shares of present shareholders from approximately $0.0073 to approximately $0.3806 per share or appreciation of approximately $0.3733 per share. (See "DILUTION").

Sales of the Company's Securities

The US Securities and Exchange Commission's 'penny stock' rules may be applicable to the Company's securities. A 'penny stock' is a security that sells for less than $5 and is not otherwise excluded by the Penny Stock Reform Act or exempted by the Commission's rules. The "penny stock" rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. The broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and may also affect the ability of the purchasers in the offering to resell their securities in the secondary market.

BUSINESS RISKS

Limited Operating History

The Company was organized in 2003 and has limited operating history. The Company, therefore, must be considered promotional and in its early formative and development stage. Potential investors should be aware of the difficulties encountered by a new enterprise and that, as a result of the Company's limited history, there is nothing at this time on which to base an assumption that the Company's business plans will prove successful. Therefore there can be no assurance that the Company's intended activities will be successful or result in revenue or profit to the Company. The Company faces all risks that are associated with any new business as well as special risks associated with its proposed operation. (See "PROPOSED BUSINESS").

History of Losses

The Company has incurred a combined net loss since its inception of $758,399 for the fiscal years ended December 31, 2003 and December 31, 2004. There can be no assurance that the Company will be able to reduce its losses or achieve profitable operations.

Nonpayment or Lack of Dividends

The Company has never paid dividends on its Common Stock. The Company does not anticipate paying dividends on its Common Stock for the foreseeable future. The payment of dividends rests within the discretion of the Company's Board of Directors and is dependent on substantial earnings, the Company's financial requirements and other factors. There can be no assurance that the Company will ever be in the position to pay cash dividends.

Dependence Upon Offering

The Company has very limited capital. The ability to continue and to expand its proposed operations is largely dependent upon the closing of this Offering and the receipt of the net proceeds. Should this Offering be unsuccessful the Company will utilize Company generated revenue and will seek investment capital through small private placement offerings to expand its business on a greatly reduced scale than that set forth in this offering.

Limited Full-Time and Employees and Staff

Assuming successful completion of this Offering, the Company will hire the necessary support staff as and when needed, such management, support personnel and independent consultants as it may deem necessary for the purposes of its business operations. There can be no assurance that the Company, will be able to recruit and hire required management or support personnel under acceptable terms. The Company's business would be affected adversely if it were unable to retain required personnel (See "USE OF PROCEEDS" and "EMPLOYEES").

Reliance Upon Officers and Directors

The Company is wholly dependent upon the personal efforts and abilities of its officers and directors. The loss of or unavailability to the Company of the services of any of its officers or directors would have a materially adverse effect on the Company's business prospects and potential earning capacity. The Company does not currently carry any insurance to compensate for any such loss but may elect to do so in the future (See "MANAGEMENT").

Absence of Independent Feasibility Studies

The Company has not commissioned independent studies of the feasibility of its contemplated operations; rather, the Company is relying primarily on the experience and background of the Company's officers and directors. (See "THE COMPANY" and "MANAGEMENT").

Possible Loss of Entire Investment

Prospective investors should be aware that if the Company is not successful in its endeavors, their entire investment in the Company could become worthless. Even if the Company is successful in its programs there can be no assurances that investors will derive a profit from their investment.

Financial Burden on Investors

The present shareholders of the Company acquired a controlling interest in the Company at a cost substantially less than that which the investors in this offering will pay for their shares. However, almost all of the financial risk of the Company's proposed activities will be borne by the investors who purchase Shares in this Offering, while management stands to realize benefits from significant stock ownership, the payment of a portion of the proceeds in salaries and other compensation (See "USE OF PROCEEDS" and "CONFLICTS OF INTEREST").

Competition

The Company in the future may face competition from other firms with established relationships within the Industry and which may have significantly greater capital than does the Company. There may be other companies that may enter into the same business as the Company and there is no assurance that the Company will be able to compete effectively against these other companies.

Government Regulation

The Company will be subject to applicable provisions of federal and state securities laws and to regulations specifically governing the entertainment industry. The operations of the Company will also be subject to regulations that are normally incident to business operations. Although the Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can it predict the effect of these regulations on its proposed activities.

Additional Financing May Be Required

The funds raised in this offering will be sufficient for the Company's working capital needs for approximately twelve months (thirty-six months if the maximum is subscribed). Nevertheless, the availability of additional funds may be desirable to the conduct of the Company's business. (See "USE OF PROCEEDS"). The Company may encounter difficulty in obtaining these funds. Moreover, even if financing were to become available, it is likely that the cost of such funds would be high and possibly prohibitive due to the fact that the Company is a small start-up company with a limited record of operations.

Discretion in Allocation of Proceeds

In order to accommodate changing circumstance, the Company's management may reallocate the proceeds of this offering among the purposes specified in the section of this Prospectus captioned "Use of Proceeds." In addition, a substantial portion of the proceeds of this offering will be applied to working capital of the Company. Accordingly, the Company's management will have broad discretion in the application of the proceeds of this offering. (See "USE OF PROCEEDS.")

Escrow of Investors' Funds

Under the terms of this Offering, the Officers of the Company and/or certain selected NASD member firms will be offering the Units on a 100,000 or none, best efforts" basis, and if the minimum number of Units are sold, the remaining 800,000 Units will be offered on a "best efforts" basis. No commitment exists by anyone to purchase all or any part of the Units offered hereby. Consequently, it is uncertain that the Units being offered will be sold, and subscribers' funds may be escrowed for as long as 180 days and then returned without interest thereon, in the event the Units are not sold within the prescribed period. Investors, therefore, will not have the use of any funds paid for the subscription to the Units during the subscription period. In the event the Company is unable to sell the Units within such period, the offering will be withdrawn. (See "PLAN OF DISTRIBUTION")

POTENTIAL CONFLICTS OF INTEREST

Other Activities

Some of the Company's current officers and directors (generically referred to as the Company's "Principals") may be involved in other business ventures. The Company's principals will therefore be required to make decisions as to allocation of time, resources and business opportunities which may adversely affect either the Company or other business entities to which the Company's Principals owe fiduciary duties. However, the Company's Chairman and CEO has entered into an Employment Agreement, which specifies that "beginning immediately upon commencement of said regular payments of salary, the CEO shall devote his full time, attention and energies to the Company and shall not seek nor accept any employment outside of the Company; nor shall he directly or indirectly, alone or as a member of a partnership, or as an officer, director or shareholder of a corporation, be engaged in or connected with any other commercial duties or pursuits which are in any manner competitive with the Company". The failure of Dan Scheuer to substantially comply with those terms and conditions of said employment contract limiting potential conflicts of interest and/or the failure or inability of the Company to effectively enforce said terms and conditions could adversely affect the profitability of the Company. However, a court asked to enforce these provisions may refuse to enforce them, in whole or in part. Although the Company's principals will endeavor to act fairly in their relationship with and among their various business interests, there can be no assurance that their allocation decisions will prove to be in the Company's best interests.

Dealings with the Company

The Company's officers and directors currently hold all of the seats on the Company's Board of Directors (the "Board") and also control approximately 62% of the Company's common stock. Consequently, they will be in a position to significantly influence their own compensation and to significantly influence dealings, if any (there being none currently contemplated), by the Company with other entities with which Company Principals are also involved. The Company has not adopted any policies with respect to the Company's entering into business relationships with affiliated parties. Although the Company's Principals intend to act fairly and in full compliance with their fiduciary obligations, there can be no assurance that the Company will not, as a result of the conflict of interest described above, sometimes enter into arrangements under terms less beneficial to the Company than it could have obtained had it been dealing with unrelated persons.

FOR ALL OF THE AFORESAID REASONS, *AND* OTHERS, INCLUDING THOSE SET FORTH HEREIN, THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK *ANY* PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE *AND* OTHER FACTORS SET FORTH IN THIS CIRCULAR. THESE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY *AND* HAVE NO IMMEDIATE NEED FOR A RETURN ON THEIR INVESTMENT.

Notice to Alabama Residents These securities may be offered and sold hereunder pursuant to a claim of exemption under the Alabama Securities Act. A registration statement relating to these securities has not been filed with the Alabama Securities Commission. The Commission does not recommend or endorse the purchase of these, or any, securities, nor does it pass upon the accuracy or completeness of this offering circular. Any representation to the contrary is a criminal offense.

Notice to Alaska Residents These securities have not been registered under the securities laws of Alaska and may not be transferred or sold except in transactions that are exempt under the Alaska securities law or pursuant to an effective registration thereunder.

Notice to Arizona Residents These securities have not been registered under the security laws of Arizona and may not be transferred or sold except in transactions that are exempt under the Arizona securities law or pursuant to an effective registration thereunder.

Notice to Arkansas Residents These securities may be offered and sold hereunder pursuant to a claim of exemption under the Arkansas Securities Act and Section 4(2) of the Securities Act of 1933. A registration statement relating to these securities has not been filed with the Arkansas Securities Department. Neither the Department nor the Commission has passed upon the value of these securities, made any recommendation as to their purchase, approved or disapproved this offering or passed upon the adequacy or accuracy of this offering circular. Any representation to the contrary is unlawful.

Notice to Colorado, Connecticut, Kansas, Maryland, Minnesota, Missouri, North Carolina and South Carolina Residents These securities have not been registered under the Securities Act of 1933, as amended, or the Securities Act of any jurisdiction, by reason of specific exemptions thereunder relating to the nature of the offering. These securities cannot be sold, transferred or otherwise disposed of to any person or entity unless subsequently registered under the Securities Act of 1933, as amended, or applicable state securities laws, if such registration is required.

Notice to Delaware Residents These securities have not been registered under the securities law of Delaware and may not be transferred or sold except in transactions that are exempt under the Delaware securities law or pursuant to an effective registration thereunder.

Notice to Florida Residents These securities have not been registered under the Securities Act of 1933, as amended, or the Florida Securities Act by reason of specific exemptions thereunder relating to the nature of the offering. These securities cannot be sold, transferred or otherwise disposed of to any person or entity unless subsequently registered under the Securities Act of 1933, as amended, or the laws of Florida, if such registration is required. Pursuant to Section 517.061(12)(ii) of the Florida Securities Act, where sales are made to five or more persons in Florida, any sale made pursuant to Subsection 517.061(12)(ii) of the Florida Securities Act shall be voidable by such Florida purchaser either within three days after the first tender of consideration is made by such purchaser to the issuer, an agent of the issuer, or an escrow agent, or within three days after the availability of that privilege is communicated to such purchaser, whichever occurs later.

Notice to Georgia Residents These securities, issued in reliance upon the exemption from registration set forth in Section 10-5-9-(16) of the Georgia Securities Act and Rule 590-4-5-01 thereunder, cannot be sold, transferred, pledged or hypothecated except in a transaction which is exempt under the Act or pursuant to an effective registration under the Act.

Notice to Idaho Residents The interests evidenced hereby have not been registered under the Idaho Securities Act in the reliance upon an exemption from registration pursuant to Section 30-1435(1) or (8) thereof and may not be sold, transferred, pledged or hypothecated except in a transaction which is exempt under the Act, or pursuant to an effective registration under the Act.

Notice to Indiana Residents These securities have not been registered under the securities laws of Indiana and may not be transferred or sold except in transactions that are exempt under the Indiana securities laws or pursuant to an effective registration thereunder.

Notice to Maine Residents These securities may be offered and sold hereunder pursuant to an exemption from registration with the Bank Superintendent of the State of Maine under Section 874-A(3) of Title 32 of the Maine Revised Statutes of 1964, as amended, which exemption relates to transactions by an issuer not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations thereunder, including transactions exempt from registration under Rule 146 of the Securities and Exchange Commission or any successor rule adopted under the Securities Act of 1933, as amended, and any transaction which constitutes a nonpublic offering under rules and regulations adopted by the Bank Superintendent pursuant to Sections 756, 807 or 873, Subsection 6 of said Title 32. These securities may be deemed restricted securities and as such the holder may not be able to resell the securities unless pursuant to registration under state or federal securities laws or unless an exemption under such laws exists.

Notice to Michigan Residents These securities offered hereby have not been registered under the Michigan Securities Act and are being offered and sold in reliance upon the exemption in Section 451.802(b)(9) of the Act. These securities are subject to substantial restrictions on further transfer or sale by a purchaser in this offering.

Notice to Mississippi Residents These securities may be offered and sold hereunder pursuant to a claim of exemption under the Mississippi Securities Act. A registration statement relating to these securities has not been filed with the Mississippi Secretary of State or with the Securities and Exchange Commission. Neither the Secretary of State nor the Commission has passed upon the value of these securities, nor has either approved or disapproved the offering. The Secretary of State does not recommend the purchase of these or other securities. There is no established market for these securities and there may not be any market for these securities in the future. The subscription price for these securities has been arbitrarily determined by the issuer and is not an indication of the actual value of these securities. The purchaser of these securities must meet certain suitability standards and must be able to bear the entire loss of their investment. These securities may not be transferred for a period of one (1) year except in a transaction that is exempt under the Mississippi Securities Act or in a transaction in compliance with the Mississippi Securities Act.

Notice to New Jersey Residents These securities have not been approved or disapproved by the Bureau of Securities of the State of New Jersey, nor has the Bureau passed on or endorsed the merits of this offering. The filing of the within offering, if effected, does not constitute approval of the issue or the sale thereof by the Bureau of Securities. Any representation to the contrary is unlawful. These securities will not be offered in the State of New Jersey prior to a filling of the offering and this offering circular with the New Jersey Bureau of Securities. These are speculative securities and involve a high degree of risk. These securities may be offered in the State of New Jersey only to bona fide adult residents.

Notice to New Mexico Residents These securities have not been approved or disapproved by the Securities Division of the New Mexico Department of Banking nor has the Securities Division passed upon the accuracy or adequacy of this prospectus or offering circular. Any representation to the contrary is a criminal offense.

Notice to New York Residents These securities have not been registered under the Securities Act of 1933, as amended, or the New York Fraudulent Practices ("Martin") Act. These securities will not be offered in the State of New York prior to the filing of this offering circular with the Department of Law of New York State; however, such filling, if effected, does not constitute approval of the issue or the sale of securities pursuant thereto by the Department of Law or the Attorney General of New York. If effected, this offering circular would only be in effect for a period of four months from the date of such filling. Purchase of these securities involves a high degree of risk.

Notice to North Dakota Residents These securities have not been approved or disapproved by the Securities Commissioner of the State of North Dakota nor has the Commissioner passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice to Oklahoma Residents These securities may be offered for sale in the State of Oklahoma pursuant to an exemption from registration for private offerings. A filing of this document or other information to the Oklahoma Securities Commission is permissive only and does not constitute an approval, recommendation or endorsement, and in no sense is to be represented as an indication of the investment merit of such securities. Any such representation is unlawful. The securities offered hereby have not been registered under the Securities Act of 1933 or the Oklahoma Securities Act. The securities must be acquired for investment and may not be sold or transferred for value in the absence of an effective registration of them under the Securities Act of 1933 and/or the Oklahoma Securities Act, or an opinion or counsel satisfactory to the issuer that such registration is not required under such Act or Acts.

Notice to Oregon Residents The securities offered have not been registered with the Corporate Commissioner of the State of Oregon under provisions of OAR815 Division 36. The investor is advised that the Commissioner has not reviewed this document since the document is not required to be filed with the Commissioner.

Notice to Pennsylvania Residents Each subscriber who is a Pennsylvania resident has the right to cancel and withdraw his subscription agreement and his purchase of units upon written notice to the Corporation given within two business days following the later of execution of his subscription agreement, the effectiveness of the exemption from registration with the Pennsylvania Securities Commission, or his making of the initial payment for the purchase of his interests. Any notice of cancellation or withdrawal should be made by telegram or certified or registered mail and will be effective upon delivery to Western Union or deposit in the United States mails, postage, or other transmittal fees, paid. Upon such cancellation or withdrawal, the subscriber will have no obligation or duty under the subscription agreement to the Corporation, any placement agent or any other person, and will be entitled to the full return of any amounts paid by him, without interest. Neither the Pennsylvania Securities Commission nor any other agency has passed on or endorsed the merits of this offering and any representation to the contrary is unlawful. Pennsylvania subscribers may not sell their interests for one (1) year from the date of purchase if such a sale would violate Section 203(D) of the Pennsylvania Securities Act.

Notice to Rhode Island Residents Although the securities herein described have been exempted from registration pursuant to Title 7, Chapter 11, of the Rhode Island General Laws, such exemption does not constitute approval, recommendation or endorsement by the Rhode Island Department of Business Regulation that the information provided herein is true, complete, accurate or not misleading.

Notice to South Dakota Residents The securities offered hereby have not been registered under Chapter 47-31 of the South Dakota Securities Laws and may not be sold, transferred or otherwise disposed of for value except pursuant to registration, exemption therefrom, or operation of law.

Notice to Texas Residents These securities have not been registered under the Texas Securities Act or the Securities Act of 1933, as amended, and may not be transferred or sold except in transactions that are exempt under the Texas Securities Act pursuant to an effective registration thereunder. This circular is intended for the exclusive, confidential use of the offeree to whom it has been delivered. Neither it nor any of its contents may be reproduced or further disseminated in any manner pursuant to restrictions imposed by the Texas Securities Act. Any action contrary to these restrictions may cause the offeree or issuer of these securities or both to be in violation of the Texas Securities Act.

Notice to Washington Residents The Administrator of Securities has not reviewed the offering or offering circular and the securities have not been registered under the Securities Act of Washington, Chapter 21.20 RCW, and, therefore, cannot be resold unless they are registered under the Securities Act of Washington, Chapter 21.20 RCW, or unless an exemption from registration is available.

Notice to All Non-California Residents The inclusion by the issuer of the foregoing notices is intended to facilitate compliance with the securities regulations of such states, where these securities may subsequently be offered, and is not intended to imply that these securities will be offered for sale outside of the State of California. The issuer reserves the right to make further amendments to this offering circular, and the subscription agreement contained herein, to effect full compliance with such regulations should these securities subsequently be offered for sale outside of the State of California. This offering circular does not constitute an offer or solicitation in any state or other jurisdiction in which an applicable exemption from registration is not available or where such offer or solicitation is otherwise prohibited.

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DILUTION

Dilution Dilution is a reduction in the value of the purchaser's investment, measured by the difference between the purchase price and the net tangible book value of the shares after the purchase takes place. Founders have been issued 9,300,000 shares of the common stock of Martians Incorporated for an aggregate consideration of $891,950. The company's net worth is approximately $67,738. The net tangible book value per share is therefore approximately $0.0073.

Dilution Under Maximum Subscription Assuming that the maximum subscription of this offering is attained, investors in the securities offered herein, purchasing their shares for $5.00 per unit, will own 2.7 million shares (inclusive of the warrants) or approximately 22.5 percent and present shareholders will own 9.3 million shares or approximately 77.5 percent of the outstanding shares of Martians Incorporated. The investors herein will have contributed an aggregate of $4.5 million, while present shareholders will have contributed an aggregate of $891,950 with a current net tangible book value per share of approximately $0.0073, thereby resulting in an immediate reduction in the net tangible book value of the investors' shares from $5.00 per share to approximately $0.3806 per share for a dilution of approximately $4.6194 per share and an increase in the net tangible book value of the shares of present shareholders from approximately $0.0073 to approximately $0.3806 per share or appreciation of approximately $0.3733 per share.

Dilution Under Minimum Subscription In the event that only the minimum subscription of this offering is attained, the dilution per share would be even greater. Assuming that only the minimum subscription of this offering is attained, investors in the securities offered herein, purchasing their shares for $5.00 per share, will own 270,000 shares (inclusive of the warrants) or approximately 2.82 percent and present shareholders will own 9.3 million shares or approximately 97.18 percent of the outstanding shares of Martians Incorporated. The investors herein will have contributed an aggregate of $450,000, while present shareholders will have contributed an aggregate of $891,950 with a current net tangible book value per share of approximately $0.0073, thereby resulting in an immediate reduction in the net tangible book value of the investors' shares from $5.00 per share to approximately $0.0541 per share for a dilution of approximately $4.9459 per share and an increase in the net tangible book value of the shares of present shareholders from approximately $0.0073 to approximately $0.0541 per share or an appreciation of approximately $0.0468 per share.

PLAN OF DISTRIBUTION

Certain selected NASD member firms may agree to use their best efforts to sell the Units on a "best efforts, 100,000 Units or none" at an offering price of $5.00 per unit. The selected NASD member firms will not make a commitment to purchase or take down all or any part of the Units. If 100,000 Units are not sold within 90 days from the date of this Circular, which 90 day period may be extended for an additional 90 days at the option of the Company, all funds received will be promptly refunded to subscribers in full without interest or deduction. All funds received by the selected NASD member firms with respect to the sale of Units will, in accordance with the requirements of Rule 15c2-4, promulgated under the authority of the Securities Exchange Act of 1934, as amended, be immediately deposited into an escrow account pursuant to the Escrow Agreement between the Company, the selected NASD member firms and the Escrow Agent. Shares will be sold and certificates will be issued to purchasers thereof only if the proceeds from the sale of at least 100,000 Units, less commissions and non-accountable expenses are deposited in escrow account and released to the Company during the Offering. Until such time as the funds have been released from escrow and the certificates delivered to the purchaser thereof, such purchasers will be deemed subscribers and not security holders. The funds in escrow will be held for the benefit of those subscribers until released to the Company and will not be subject to the creditors of the Company or used for the expenses of this Offering. When certificates for the Shares and Warrants are to be issued in the name of a participating dealer or for the benefit of its customer, the Escrow Agent may hold such funds with the dealer reflected as the subscriber. The public offering price of the Units offered hereby bears no relationship to any recognized criterion of value. The Company has determined the offering price of the Units arbitrarily. Among the factors considered were the present limited revenue producing operations, estimates of the Company's business potential, the amount of equity or control desired to be retained by the Company's current shareholders, the amount of dilution in the investment made by the public investors and the general condition of the securities market. During the twelve months immediately preceding this Offering, the Company issued 825,300 shares of its common stock and 357,000 warrants to purchase additional shares of common stock through a private placement. During the twelve months immediately preceding this Offering, the Company sold 551,800 common shares and 85,000 warrants to purchase additional shares of common stock through a private placement at an average price of $0.5886 per share. Management gave no consideration to the selling price of those shares in determining the arbitrary offering price of $5 per Unit in this Offering. As compensation for its services, the selected NASD member firms will receive a commission equal to ten percent (10%) and a non-accountable expense allowance in a sum equal to three percent (3%) of the gross proceeds from the sale of the Units by such firms. In addition, the selected NASD member firms will have the right to purchase warrants at a nominal cost of $.10 per Warrant entitling the selected NASD member firms to purchase one share for every 10 shares sold in the offering. Such Warrants are exercisable by the selected NASD member firms, or its designees, upon payment of an exercise price of $5.00 per share. Such Warrants will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of issuance.

The Company has agreed to indemnify its officers, directors and the selected NASD member firms against certain liabilities including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to Directors, Officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

INDEMNIFICATION ARRANGEMENTS

The sales agreements with the selected NASD member firms will provide for cross-indemnification arrangements between the Company and the selected NASD member firms, and the Company and the Escrow Agent (see "PLAN OF DISTRIBUTION") are parties to an agreement pursuant to which the Company will indemnify the Escrow Agent for most liabilities arising as a consequence of its participation in this Offering. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the forgoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

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ESTIMATED USE OF PROCEEDS TO ISSUER

Maximum Subscription

If fully subscribed, the 1,000,000 Units offered at 5.00 per unit would generate $4.5 million of paid in capital, which the issuer intends to use as follows (See Footnotes):

$450,000 Commissions to broker/dealers and money finders (1);

$11,250 Escrow Fees (2)

$150,000 Equipment Purchases (3);

$150,000 Leasehold Improvements (4);

$3,738,750 Operating Capital (5);

Footnotes to Use of Proceeds – Maximum Subscription

(1) To facilitate the distribution of this offering, the issuer will pay placement or referral fees of 10% (ten percent) of any securities sold hereunder, to certain licensed broker/dealers and/or certain individuals who are neither officers nor directors of the company, assisting in the sale or placement of these securities. The total of such commissions, placement or referral fees paid from the proceeds of the offering shall not exceed $500,000. Any amount not so paid will be added to working capital.

(2) In the event that the maximum subscription is attained, the issuer will pay an escrow fee to William P. Lyons, Jr., CPA, MBA, in the amount of 0.25 percent of the gross amount closed. In the event that the offering is fully subscribed, said escrow fee will not exceed $11,250.

(3) The company intends to use a portion of the proceeds in the approximate amount of $150,000 to make improvements to its leased properties, approximately 40 percent for general office space, 5 percent for storage, shipping and receiving, and the other 55 percent for recording areas including "sound-proof" rooms, an engineering room, a central stage dance rehearsal area.

(4) The company intends to use a portion of the proceeds in the approximate amount of $150,000 to purchase new state of the art recording and engineering equipment, upgrade some existing computer hardware and install its own web server.

(5) Remaining funds in the amount of approximately $3,738,750 will be used for operating capital, contingencies and obligations including salaries to officers, directors and others as approximated below. (See Pro Forma Financial Forecasts).

Television Broadcast Costs	$1,200,000
Cartoon Production Costs (Outside Services)	$280,000
Merchandise Purchases (Proprietary Products, CD's, etc.)	$200,000
Download Costs	$5,000
Live Performance Costs	$30,000
Artist & Producer Royalty Costs (Music)	$55,000
Marketing	$900,000
General & Administrative	$425,000
Research, Development & Support	$425,000
Legal & Professional	$110,000
Contingencies	$120,000

THE FOREGOING FIGURES ARE ESTIMATES ONLY AND MAY NOT REFLECT THE ACTUAL APPLICATION OF THE PROCEEDS OF THIS OFFERING PARTICULARLY IF THE OFFERING IS LESS THAN FULLY SUBSCRIBED.

NEED FOR SUBSEQUENT FINANCING NOT ANTICIPATED If fully subscribed, management forecasts that the revenue and profitability levels previously mentioned can be achieved with the capital provided by this offering without need for subsequent rounds of debt or equity financing.

ESTIMATED USE OF PROCEEDS TO ISSUER

Minimum Subscription

If only the minimum subscription ($500,000 - 100,000 units) is attained during the offering period hereof, the issuer shall continue indefinitely to seek subscribers for the remaining, unsubscribe units while applying the funds obtained from said minimum subscription as follows:

$50,000 Commissions to broker/dealers and money finders (1);

$1,250 Escrow Fees (2);

$20,000 Leasehold Improvements (3);

$40,000 Equipment Purchases (4);

$110,000 Legal & Professional (5);

$278,750 Operating Capital (6);

Footnotes to Use of Proceeds—Minimum Subscription

(1) To facilitate the distribution of this offering, the issuer will pay placement or referral fees of 10% (ten percent) of any securities sold hereunder, to certain licensed broker/dealers and/or certain individuals who are neither officers nor directors of the company, assisting in the sale or placement of these securities. The total of such commissions, placement or referral fees paid from the proceeds of the offering shall not exceed $50,000. Any amount not so paid will be added to working capital.

(2) In the event that the minimum subscription is attained, the issuer will pay an escrow fee to William P. Lyons, Jr., CPA, MBA, in the amount of 0.25 percent of the gross amount closed. In the event that the offering is fully subscribed, said escrow fee will not exceed $1,250.

(3) The company intends to use a portion of the proceeds in the approximate amount of $20,000 to make improvements and to further utilize its leased properties, approximately 40 percent for general office space, 5 percent for storage, shipping and receiving, and the other 55 percent for recording areas including "sound-proof" rooms, an engineering room, a central stage dance rehearsal area.

(4) The company intends to use a portion of the proceeds in the approximate amount of $40,000 to purchase new state of the art recording and engineering equipment.

(5) The company intends to use a portion of the proceeds in the approximate amount of $110,000 to pay the costs of Legal & Professional Fees incurred for Offering Memorandum.

(6) Remaining funds in the approximate amount of $278,750 will be used for operating capital, contingencies and obligations including salaries to certain officers, directors and others. (See Pro Forma Financial Forecasts).

THE FOREGOING FIGURES ARE ESTIMATES ONLY AND MAY NOT REFLECT THE ACTUAL APPLICATION OF THE PROCEEDS OF THIS OFFERING PARTICULARLY IF THE OFFERING IS LESS THAN FULLY SUBSCRIBED.

BUSINESS OF THE COMPANY

THE COMPANY

Introduction

Martians Incorporated is a California corporation that is actively engaged in the business of creating, marketing, and offering the licensing of its characters for a wide range of merchandise, products, and venues aimed at the children's and young teenage markets.

On June 1st 2003, the company tested public reaction to a new group called "Martians Incorporated". The group consists of four 13 to 16 year old girls who sing and dance, dressed in uniquely fashioned Martian costumes. A concert was held before a live audience at one of the best-known theaters in the world, The Henry Fonda Music Box Theater in Hollywood, CA. Over 400 people waited in line to attend the world's first live "Martians Incorporated" concert. The company hired and trained four young people to dance and lip-synch to music that was written and pre-recorded on a CD exclusively for the company. This first live concert came off exactly as planned and scheduled. Because of the positive response from the first show, the company felt that "Martians Incorporated" was destined for success. The next step was to refine and perfect the show by assembling the best group of performers possible. The company immediately began its search for four extraordinary young people who could both sing and dance.

After six weeks, hundreds of auditions and more than a thousand man hours, the group of four talented teenage girls was selected. Next, the company's team went to the recording studio and completed the first CD.

The company plans to focus its attention on the "kids" through early teens' market. This new "Kid Pop" group directs its musical message to the younger generation. The company plans for every activity the Martians Incorporated characters will be involved in will be socially responsible, uplifting, educational and encouraging. There will be no denigrating or negative messages or hidden meanings in the music performed or recorded.

Also, plans are in the making to develop "cartoon" characters that resemble the "Stage Performers". Numerous story lines and products can be created utilizing the likenesses of the individual characters, or both entities as a whole. For example, a Saturday morning cartoon show that can be produced that features the "Martian Performers" as hosts and also includes a live performance taped for each episode.

Long Term Possibilities – Licensing & Sponsorships

Licensing

As soon as the first venue was over (and recorded on video), the company started to initiate the sale of National Merchandising and Licensing rights to manufacturers for any product they wish to apply its likenesses and artwork on. It is estimated that there are over 500 different licensing categories. At the World's Fair in 1904, the "Buster Brown" character entered into as many as 200 different contracts placing the likeness on everything from shoes to cigarettes. In 2001, licensed products generated retail sales of $74 billion in the U.S. and Canada. The largest and fastest-growing segment of the industry is corporate brands and trademarks, which produced almost 25% of that $74 billion. More than 100 different company principals expressed an interest in obtaining licensing agreements to use the Martians likenesses on their products. In the near term a very large income stream will be activated when the Company starts signing contracts and collecting advance royalty payments. Advance royalty payments typically run between $25,000 and $100,000, depending on the specific category and quarterly royalty payments are typically 10% of wholesale sales.

Manufacturers will typically only buy licenses for properties that have a schedule of events and/or a scheduled publicity campaign in order. Kathy Barnum, selected to become the company's Director of Marketing and Public Relations, will plan to coordinate a publicity campaign designed to tie-in with local news coverage well in advance of each performance. This schedule will be developed as the budgets permit. With the facts being that the company is not limited to its performers' true identities, hypothetically a group could perform at 8:00 in New York, 8:30 in Detroit, 9:00 in Dallas; and 9:00 in California all on the same night. For example, they could end the concert with a statement such as: "We've got to go now...got another gig in Detroit in five minutes". Also, the first Martians Incorporated CD will be available for retail purchase in March along with DVDs. At that time, a completed CD will be sent to radio stations throughout the United States and Canada. The company feels confident that the CD will get a good amount of airplay and each radio station will be offered a few CDs to give away as well as "on-air interviews" with one of the Martians.

Sponsorship Licensing

The company is preparing brochures and contracts for its sales team to raise capital for a limited license allowing sponsorship and the sale of items at our venues as well as national sponsorship licenses. Also, we will be in contact with Pepsi, Coke and other major corporations, inviting them to attend. This should open the door for some serious negotiations about potential future venues and financing. The company fully expects to contract with a large toy manufacturer such as Playmates Toys, Fisher Price and/or Mattel.

Promotional Support

1. Concerts

The company plans for Zarbie and the Martians to appear in concert in key cities throughout North America. In addition, numerous publicity appearances will be made during the time preceding and shortly after each concert. The purpose of the concerts is primarily promotional, i.e. to build public awareness of the characters. Venues for the concerts will vary in size and type, ranging from school auditoriums to the larger theaters around North America.

2. Guest Appearances

Opportunities are currently being explored to have Zarbie and the Martians as guest performers on cable television shows for children.

3. Radio

A very strong feature of the company's intellectual properties is the music. All of the songs have been written and produced by a team of seasoned professionals. Distribution of the first *Zarbie and the Martians* CD is scheduled to begin in the first quarter of 2005. The music is diverse and designed for a variety of audiences. For example, there are songs that appeal to the traditional rock and roll audience as well as more 'hip-hop' type pieces. Also covered is a song with a 'country' type melody that rounds out the repertoire. We anticipate this musical diversity to result in significant radio-play time. Each radio station will be offered a few CDs to use for promotional giveaway.

4. Print Media

As an added support for its licensees, the company plans to run display advertisements in large metropolitan newspapers and magazines whenever "Zarbie and the Martians" make a public appearance. Also, some ads will be offering free "Zarbie and the Martians" CDs and Internet downloads and contests.

5. Interactive Web Site

All licensees will be given free space at the "Zarbie and the Martians" website to help promote their products. To help insure the success of the licensees, their products will be sold on the company's website, and shipped directly to the consumer. The site will have a 'screen door' allowing people with slow connections to visit a static web site, while those with high-speed access will be able to visit a site utilizing state of the art programming employing Macromedia Flash presentations; Real-Player, Apple QuickTime and Windows Media Player streaming audio/video technology. Each site will include an abundance of interactivity including games; chat-rooms; fan clubs; newsletters; message boards and downloads. The high-speed site will also feature "Morph" animation, special effects and a user-friendly shopping cart that actually moves through a store and exits at a checkout counter.

Each week, the site will be updated to reflect recent and future events of the group, as well as the activities and events of each individual girl's life and professional appearances in non-Martian venues.

6. Public Introduction Schedule

The first "Zarbie and the Martians" CD is due to be released in March 2005 and sent to 1000 radio stations a month for three months. The company believes radio stations in all of the major metropolitan cities will be airing the music by June 2005 and for a long time afterwards. A large percentage of these stations will be giving away CDs to random callers. A video will be taken of all live events, which will be edited, and distributed free, to all of the children-oriented cable television stations in the U.S. and Canada.

7. Continual Promotional Activities

The company will also be donating packages of Martian products to elementary schools across the country. Licensees will be offered the opportunity to include their products in this package. The package will initially include four Martians Incorporated helmets, four sets of Martian gloves, four "Zarbie and the Martians" CDs, and four Karaoke versions of the CD with complete sets of lyrics along with a DVD of a live performance. The company anticipates that many classrooms will be performing their versions of the Martians act at their yearly parent entertainment shows.

8. Charitable tie-in promotions

To further brand awareness, Martians Incorporated and "Zarbie and the Martians" will lend their trade dress and likenesses to Charitable Organizations. This will serve to promote trademark familiarity and at the same time benefit various worthy causes. The organizations we are working with will include: The Boy Scouts, Girl Scouts, YMCA, YWCA, Make a Wish Foundation, and various children's hospitals nationwide.

Licensing Industry Background

The licensing industry is a highly lucrative, rapidly growing, multi-billion dollar annual industry. Currently, over half of the industry royalties are related to the entertainment business. At the World's Fair in 1904, the "Buster Brown" character entered into as many as 200 different contracts placing the likeness on everything from shoes to cigarettes. Today, it is estimated that there are over 500 different licensing categories. In 2001, licensed products generated retail sales of $75 billion in the U.S. and Canada. The largest and fastest-growing segment of the industry is corporate brands and trademarks, which produced almost 25 percent of that $75 billion. Character and entertainment licensing, both very much intertwined, captured 4.4 percent increases in 2002 (or an increase of $1.7 billion for character and $2.6 billion for entertainment), with the success of Spider-Man and the superhero genre leading the way.

Entertainment Licensing Market

The top two leading licensor firms in the industry by far, according to *License!* Magazine (December 2002), are entertainment licensors Disney Consumer Products and Warner Bros., grossed an estimated $13 billion and $6 billion in 2002 respectively. Sixth-ranked Nickelodeon had sales of $2.4 billion, largely from the highly profitable *SpongeBob SquarePants* and *Rugrats* franchises.

Proprietary Products

The Company's plans are synergistic in that in addition to licensing its property to manufacturers of various items, it will also contract the production of some items for retail sale for which the company plans to be the sole distributor. One of these items is, of course, the Martians' audio CD. Management believes it can sell a minimum of 500,000 of these in the first full year of its introduction. That will net the Company gross revenue of approximately $1,000,000. Another product that is proprietary of the firm is the "Helmet" ("Martian Atmosphere Induction Gear") that the group wears during a performance. Based on initial reaction, management believes the helmet will be very popular and an in demand item. Management has estimated the company can mass-produce them after initial setup costs for less than $5.00 each complete with a four color lithographed box for retail display. The company plans to wholesale these for $9.95 and stores will likely sell them for $19.95. Management estimates it can sell about 1,000,000 of these in 2005. Also, the company will be selling the Martian gloves with LCD lights on the fingers as its own product line. Management estimates it can import these from Taiwan at a cost of $1.75 each and can wholesale them out a 100% profit. These three products alone have the potential to generate earnings in the range of $12 million to $15 million dollars.

These revenues will be in addition to the 10% royalty payments the company expects to receive from each manufacturer who licenses its property and sells their own unique products. Another revenue stream that is currently under development is a Martians Inc. (KIDS) web site that will be interactive and will sell at retail not only proprietary product lines but also will include for sale all of the licensee's products as a bonus for their participating in the project.

DESCRIPTION OF PROPERTY

Intellectual Properties The company has received and owns U.S. copyrights for the audio sound recording CD of "Zarbie and the Martians", the "Martians Incorporated" logo, the Martian Atmosphere Induction Gear (the Martian helmet), and the four Martian characters; Zarbie; Dingodongopingozangaloo; Xzenzx; and Deonz Zeonz. All of the music contained on the CD *Zarbie and The Martians* was written by Randell Young. The company obtained the exclusive right from Randell Young to use this music for Martians Incorporated projects. However, per a Production Agreement (See Exhibit D – Material Contracts) the company has agreed to pay separately both a Producers Royalty and an Artist Royalty of either five percent (5%) of the manufacturer's listed wholesale price or five percent (5%) of the actual monies received by the manufacturer (Martians Incorporated), whichever sum shall be greater, of all work product released pursuant to the recording contract, including foreign and domestic releases. In addition, the company shall pay separately both a Producers Royalty and an Artist Royalty equal to fifty cents ($0.50) each per CD manufactured excepting 5,000 to be manufactured for promotional purposes. Also, publishing royalties to the songs on the CD are owned by Dan Scheuer and Randell Young, either jointly or separately.

Real Property The Company has no real property or real estate holdings. The Company currently leases 2,000 square feet of commercial office space at its corporate headquarters at 1000 Quail Street, Suite 250, Newport Beach, California 92660.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's bylaws authorize a board of directors consisting of two to nine members. The company's present board of directors consists of the following two members:

Chairman, President and Chief Executive Officer Dan Scheuer

Chairman, President and Chief Executive Officer Dan Scheuer, has a wide range of experience in the areas of management, marketing and sales. He started selling cookware and cutlery direct to consumer for Wearever Aluminum, Inc./Cutco Cutlery, becoming a sales manager, and finally a Regional Manager of an over 1,000 person sales organization. He was involved at every level from personal sales, recruiting and overall group sales performance at five different levels. Faced with decision to join Wear-Ever as an employee and lose his independent contractor status, he changed careers and decided to enter the world of finance as a registered commodity-trading advisor. After learning this business, he started Modoc Trading Corporation, an international metals firm with annual sales of over $500 million. When the metals market collapsed, Mr. Scheuer closed Modoc, liquidated the assets and paid shareholders a handsome return. He then became a Registered Futures Commission Merchant trading contracts on behalf of clients nationwide. Subsequently, he went to work as the National Sales Manager for Pride Plastics in Buena Park, California, where he successfully created working relationships and contracts with nationally recognized firms such as Wal-Mart, K-Mart, Sears, Toys R' Us and Blockbuster Entertainment. While at Pride Plastics he implemented marketing concepts that rapidly accelerated the sales growth of the firm and negotiated licensing contracts with Nintendo of America. This was his first introduction to the licensing business. At the time of its sale, Pride Plastics had annual sales in excess of $80 million and bottom-line profits were substantial.

Mr. Scheuer moved on to start a small wholesale distribution company called Just-InTime. The company bought licenses from Nintendo, Warner Bros. (Ghostbusters), Surge Licensing (Teenage Mutant Ninja Turtles), and others and created a product line of iron-on embroidered emblems that sold to nearly all-major retail chains in the country.

Director, Executive Vice-President, Chief Operating Officer and Secretary Edwin J. Vaughn

Director, Executive Vice-President, Chief Operating Officer and Secretary Edwin J. Vaughn has a varied background in higher education, human services and business administration, with an expertise in business organization, project management, consulting, training and development, and sales. He has functioned in a variety of professional settings: as a clinician and a director in the mental health field; has extensive experience writing business plans and grant proposals; and has taught at several colleges (Kean College, Essex County College,

Union County College) while living in New Jersey. He has also planned and managed numerous projects for Landmark Education Corporation, a global company specializing in education; and served as the Executive Director of New Jersey Youth at Risk. Since 1992, Mr. Vaughn has held lucrative positions in mortgage banking, commodities trading and the venture capital arenas.

Mr. Vaughn received his Bachelor of Arts in Psychology from Rutgers University in New Jersey in 1972 and earned his Master of Arts in Clinical Psychology from the University of Kansas in 1977. He is currently working towards completing his MBA from Herriot-Watt University. He also serves in a leadership position as Area Governor of Founder's District of Toastmasters International.

Upon completion of this offering the following persons have agreed to assume positions on the Company's Board of Directors and as Officers in the following capacities:

Director and Chief Financial Officer William P. Lyons Jr., CPA, MBA

Director and Chief Financial Officer William P. Lyons Jr., CPA, MBA is an entrepreneur who started Lyons Financial Services in 1992 to offer accounting, tax and management consulting services to business firms and individuals in Orange County. Mr. Lyons is familiar with SEC reporting procedures; and he examines client financial records and reports, and attests to their conformity with standards of reporting by performing compilation, review and financial statement audits. As a consultant, he has assisted firms in improving their "bottom-line" profits by implementing money management techniques. Mr. Lyons prepares tax returns for a variety of business firms and individual clients; and he advises clients on the tax benefits of certain business decisions. He has prepared tax returns for individuals, corporations, partnerships, LLC's, trusts, estates and exempt organizations. He has also represented clients in tax matters before the Internal Revenue Service and other tax agencies.

During the period 1980 to 1991, he was the Treasurer and a Director of Security Trust Company. This financial institution, with offices in Los Angeles and San Francisco, provided banking and record keeping services primarily for the corporate/institutional market. Mr. Lyons is experienced in cash management services including lock-box systems and controlled disbursements. He designed and installed "Profit Center Financial Statements" which enabled senior management to monitor the monthly performance of all profit centers.

Before starting this trust company in 1981, he spent two years as the Chief Financial Officer at Cantor, Fitzgerald & Co., an investment-banking firm in Beverly Hills, California. Mr. Lyons received his basic training in public accounting with "Big 5" firm - Pricewaterhouse-Coopers, where he spent three years on the audit staff, and two years in the management-consulting department.

A veteran of the United States Marine Corps, Mr. Lyons earned his Bachelor Of Business Administration in Marketing from Manhattan College. He earned his Master Of Business Administration in Accounting, Finance and Investments from New York University. Mr. Lyons is a Certified Public Accountant in California.

Director and Vice-President of Marketing and Public Relations Kathy Barnum

Director and Vice-President of Marketing and Public Relations Kathy Barnum is the owner of the Kathy Barnum Agency, Inc., and for the past thirty-five years, her Advertising/Public Relations firm has been involved in marketing and promotion of some of Orange County's premier events, international media campaigns for major corporations worldwide, new product introductions, and almost every regional and national election campaign. She has implemented many award winning strategic marketing plans, providing an assortment of communication production services in support of her client's media relations efforts and in alignment with their consumer-oriented brand campaigns. Her work was recently nominated for a Pulitzer Prize for a feature story she wrote, entitled "Taking Your Widgets Over the Top."

Throughout the years her clients have received increased name recognition, high visibility, corporate positioning, and prestige through carefully orchestrated and innovative special events, grand openings, fundraisers, sporting venues, concerts, multi-faceted entertainment productions, and community and public outreach programs. Kathy Barnum's talents include production of television shows, commercials, documentaries, public service announcements, video productions and radio, print and electronic press. Kathy's diverse client database includes: Walt Disney, Baskin-Robbins International, Tiffany & Co., Master Show Productions, Boy Scouts of America, American Cancer Association, Proud to Be An American Parade for CNN, Washington, DC, NBC, Fox Sports Network, 7/UP, Van Camp Sea Foods, Ritz-Carlton Hotels, and Meeting Masters International, including promoting and working with many celebrities over the years.

Prior to owning her own agency, she worked for a firm called Meeting Masters as the assistant to President, Jim Fish. She managed all administration and project planning, oversaw budgets, personnel, travel, and implementation for all conventions, concerts, trade shows, and annual corporate meetings for an impressive client list. She was responsible for contract negotiations, and production of all collateral materials. Ms. Barnum worked on the Opening/Closing Ceremonies for the last two Olympics and has been a staff consultant for several major television stations. Barnum's Strategic/Vision Planning and Implementation Plans have been models for several major universities throughout the U.S. Ms. Barnum earned a Bachelor of Arts degree in Communications from the University of Colorado.

Director and Information Technology Officer/Web Services Jerry Michael Jose

Director and Information Technology Officer/Web Services Jerry Michael Jose is a focused leader and programmer with over 10 years of experience as a software developer and technology implementer. Mr. Jose is experienced with design, development, and deployment of client/server, n-tier, and web-based applications. His professional experience includes programming in a variety of different areas, from writing business IT applications, to technically advanced, commercially available, network monitoring software.

Currently, Mr. Jose runs his own independent consulting practice devoted to designing and providing technology solutions for companies looking to maximize their technology investments. Some of his recent high-profile work includes his leadership role on multi-million dollar projects for Fidelity National Financial building an Internet-based software application to automate their real estate title and escrow processes. This application supports Fidelity's network of more than 1000 offices nationwide. Mr. Jose was the lead developer and designer for a web application to manage Koch Pipelines Canada's oil movements through their pipelines throughout Canada. Jerry has also consulted for, and developed on a multi-million project for the international shipper ANZDL/CP Ships. This project integrated the entire shipping and resource management process for ANZDL's global shipping business.

Mr. Jose has also developed several information transfer and management systems, which have gone on to be bought by larger corporate entities. He acted as the lead developer for Lanware's NTManage Software, a commercial network monitoring solution. Lanware was later purchased by Intuit. Mr. Jose was also a lead developer for web based trucking management systems for Herman Miles Trucking which was subsequently acquired by UPS.

Mr. Jose holds a Bachelor of Science Degree in Computer Science with a minor in Business Analysis from Texas A&M University.

Director Frank J. Celecia

Director Frank J. Celecia has 25 years experience of creating values from concepts, turning them into operating businesses, and successfully managing people to accomplish goals. Mr. Celecia has a diverse background in all facets of broadcast operations, television productions and direct response television. He was President and CEO of Vidcom Post, Inc. (VDPI) from 1985 to 1993, leading the company from startup to $20 million in sales and its own NASDAQ listing. He also created a marketing and sales strategy for the company. During his tenure, Mr. Celecia developed and led an engineering team to design and route multiple video and audio signals to a 20,000 square foot television post production center for video formats D1, D2, D3, digital edit suites, Quantel Harry D1 Graphics, and film-to-tape transfer suites. The facility was used on a daily basis by major studios, such as Disney, Paramount, NBC, ABC, CBS, Sony Pictures, and Columbia Pictures.

Director Kenneth E. Grubbs, Jr., Lit.D.

Director Kenneth E. Grubbs, Jr., Lit.D., currently serves as Managing Director of The National Journalism Center and Editor-in-Chief of The Reporter. Dr. Grubbs is a former Associate Editor of Investors Business Daily, the former Vice President and Editorial Director of The Orange County Register and the former Editor-in-Chief of World Trade Magazine which, under his editorship, was awarded the 1998 "Maggie" for Best Business and Finance Magazine by the Western Publications Association.

Dr. Grubbs has also served as National Edition Editor and Deputy Editorial Page Editor of The Washington Times, Editorial Page Editor of The Anaheim Bulletin, Editor of The New Guard, Staff Writer for Human Events and Editor and Publisher of Greenhow Newspapers (two dailies, five weeklies and six shoppers distributed in upstate New York).

Dr. Grubbs has appeared on The Phil Donahue Show, The McNeil-Lehrer Newshour, CNN's Inside Politics, ABC's Nightline, Britain's Independent Television, Japanese public and commercial television, C-SPAN and the Christian Broadcasting Network. A former host of The Clearinghouse (KEZY-FM), Anaheim, California), he has been the subject of interviews on German and Swiss radio as well as on radio talk shows in Los Angeles, San Francisco, San Antonio, Dallas, New York and Boston.

A past Chairman of the Ethics Committee of the National Conference of Editorial Writers, Dr. Grubbs has written dispatches from Europe, North America, Latin America, New Zealand, Australia and Asia and has been published in The Wall Street Journal, National Review, Reason and other periodicals. He currently serves as Mentor/Coordinator of the Phillips Foundation Journalism Fellows Program.

Dr. Grubbs is a former Chairman of the World Affairs Council of Orange County, a founder and former Vice President of The Orange County Forum and a former Director, Senior Fellow and past chair of the Media Advisory Committee of the Pacific Research Institute. He is a member of the Philadelphia Society and the Pacific Council of International Policy. He has been appointed a Media Fellow at the Hoover Institution of Stanford University, has lectured at the John Fitzgerald Kennedy School of Government at Harvard University, and holds an honorary Doctor of Letters degree from City University Los Angeles.

Dr. Grubbs also currently serves on the boards of directors of www.INTERNETS, a research-oriented Internet portal; and Settle Express Corporation, an Internet-based alternative dispute resolution service.

Director of Music Development Randell Young, MBA, D.Mus.

Director of Music Development Randell Young, MBA, D.Mus., has previously served as Chief Financial Officer for Web portals MedNets.com, Inc. and TheGospel.com, Inc. and participated in the capitalization and development of numerous other projects including Accuray Incorporated, the world leader in precision radiosurgery and manufacturer of the only such device (the "CyberKnife") approved by the FDA for full-body applications; Vista Shells, Inc., a manufacturer of utility truck covers; Telephony International, Inc., a long-distance telecom reseller; and The Orange County Blues Festival, Inc.

Equity partners of note have included Euro-America Partners; Frederick R. Adler, J.D.; Jacques Vallee, Ph.D.; Copernic Technologies; ZLUH Partners; Good Samaritan Health System/Health Advantage Ventures; Pacific Republic Capital; H-Quotient; Lucent Technologies; and The Marubeni Group.

A founder and former Orange County Chapter Chair of T. Boone Pickens' United Shareholders Association, Dr. Young has represented shareholders at National Education Corporation, Allergan, Northrup Corporation, Community Psychiatric and Southern California Edison.

He has owned and operated several small businesses including a property management concern with over 150 commercial tenants and a restaurant touted by the Orange County Register as "the best jazz club in Southern California."

Dr. Young has been the subject of articles and interviews appearing in the Los Angeles Times, the Orange County Register and the Orange County Metropolitan. His commentaries and essays have been published in the Los Angeles Times, the Orange County Register, USA Today, the Wall Street Journal, the Orange County Business Journal and Inc. Magazine.

Dr. Young's Venture Capital Primer is currently used by McGraw Hill's On Line Learning Center in support of its textbook Principles of Corporate Finance, Sixth Edition (Brealey & Myers); by Harvard University in support of KSG PED-328 Community Financial Institutions and Microfinance in Theory and Practice and other notable colleges and universities. He has lectured at the graduate level on contemporary issues in venture capital at The University of Phoenix. He holds a doctorate in music (D.Mus.) from City University Los Angeles as well as a BS in business administration and an MBA from Hamilton University.

A venerated guitarist credited by the Los Angeles Times with "a tight, cosmopolitan sound" and described by the Orange County Register as "a masterful blues player", Dr. Young has balanced and complemented his entrepreneurial career with a lifelong, serious pursuit of musical excellence and expression. He began playing professionally right out of high school working initially in R&B clubs in his home town of Washington, D.C. He has since gone on to gig with numerous recording artists including Max Bennett, Nicolette Larson, Poncho Sanchez, Mayuto Correa, Rob Mullins, Billy Mitchell, John Bolivar, Tony Guerrero, Dan St. Marseille, Reed Gratz, Tyrone Brunson, James Harris, Melvin "Deacon" Jones, Harvey "Harmonica Fats" Blackston, Jeff "Skunk" Baxter (of Steely Dan), Nesbert "Stix" Hooper (of The Jazz Crusaders), Margot Chapman (of The Starland Vocal Band) and Rusty Cox (of The Dazz Band).

Dr. Young has authored instructional articles for such publications as Jazz Review, Guitar Review, Just Jazz Guitar, Indie Music, GuitarNoise, Six String Soul, Music Gear Review, Guitarist, InterMusic, Galaris and Jazz Guitar magazines. His piece entitled On Soloing is still archived by FenderForum as The Best Guide to Soloing I've Ever Read! A former member of the house band for NBC's The David Allen Grier Show, he has also written and produced original music for Gemstone Pictures' feature film True Blues as well as the complete soundtrack for F.G. Hunter's Zarbie and The Martians.

His composition "Don't Know How To Love You" is featured on MP3.com's original "Best of MP3" CD and in "The Complete Idiot's Guide to MP3: Music on the Internet" (illustrated text with CD published by Alpha Books).

He has recorded three solo albums, Nefarious Rhythms & Blues, Guitar Noire and the soon-to-be-released Tsarabanjina. A fourth, Soiree at the Cafe Creole, is in progress. As a featured performer, he has opened for such luminaries as Larry Carlton, Etta James, Steve Lukather, The Fabulous Thunderbirds, Canned Heat and John Mayall.

Currently, he serves on the boards of directors of AeroFon Corporation, a developer of innovative telecommunication systems; Independence Energy, Inc., an energy consulting and management group; Settle Express Corporation, an alternative dispute resolution service; and Davis-Porter Group, Inc., developers of interactive management software for schools and school systems.

Audio Engineer Gabe Vargas

Audio Engineer Gabe Vargas is an entrepreneur and President of Opux, Ltd., an Orange County computer-consulting firm with clients internationally. A sound engineer with a feel for the finished product is highly important to producing quality recordings, Mr. Vargas is highly knowledgeable in all aspects of computer sound, sound design and engineering as well as all other aspects of computer operations. The company intends to engage his services on an "as needed" basis to mix and master songs and beats prior to their duplication for sale or introduction to the radio industry.

Mr. Vargas graduated from Cal-Poly San Luis Obispo with a Bachelors Degree in Computer Science.

Biographies of Artists

Rick Schlosser

A graduate of the Berklee School of Music, Mr. Shlosser is one of the greatest R&B drummers of all time having played on over 100 gold and platinum records including such landmark recordings as Rod Stewart's A Night On The Town, Dionne Warwick's Deja Vu and Van Morrison's Tupelo Honey. At one point in his career, four of the top 10 records listed on Billboard's Hot 100 Singles featured his drum tracks.

His live performance and recording credits include Etta James, Jack Mack and the Heartattack, Little Feat, James Taylor, Waylon Jennings, Cher, Hughes Corporation, Burton Cummings, Stephen Bishop, Eric Carmen, Bill Quateman, Tommy Johnson, Dusty Springfield, Alice Cooper, The Carpenters, Harry Nilsson, Nicolette Larson, Adam Mitchell, George Benson, John Stewart, Juice Newton, Maria Muldaur, The Commodores, Paul Anka, Ronnie Hawkins, Leo Sayer, Manhattan Transfer, Barry Manilow, Diana Ross, Lionel Ritchie, Nils Lofgren, Ricky Nelson, Stanley Clarke, Kenny Rogers, Patrick Simmons, Emilio Sesto, Sara Dash, Lee Ritenour, Rita Coolidge, Bill Medley, Mike Bloomfield, Joan Baez, Dolly Parton, Del Shannon, Garland Jeffreys, Rory Block, Art Garfunkel, David Soul, Janice Ian, The Dirt Band, Air Supply, The Bellamy Brothers, Gilberto Gil, Chuck Berry, Andy Pratt, Edgar Winter and White Trash, Boz Scaggs, Bonnie Raitt, Johnny Rivers, Emmylou Harris, Linda Ronstadt and Natalie Cole.

Ron "The Iceman" Shumake

The Iceman began his professional career working R&B clubs in his home town of St. Louis, Missouri, the birthplace of the blues. He moved to Los Angeles to accept a gig with The Blossoms and has since gone on to play with Willie Nelson, Roger Miller, Danny Gatton, Gary Muledeer, Papa John Creech, Delaney Bramlett, John Lee Hooker, Reed Gratz, Kris Kristofferson, Steve Gaines, Bill Medley, Ray Price, The Crystals, Harvey Mandel, Tammy Wynette, Glen Campbell, Lester Chambers, Gary Lewis and the Playboys, Doug Kershaw and Canned Heat.

With the "Master of the Telecaster", Danny Gatton, he co-authored Sky King which is featured on the late virtuoso's Unfinished Business and *Crusin' Dueces* albums. The Iceman has performed with the Dallas, El Paso and Houston Symphony Orchestras and appeared on numerous television shows including Austin City Limits, Soundstage, HBO Las Vegas and Farm Aid.

For more than a dozen years, he served as musical director for country music legend Roger Miller and, as a former member of Canned Heat, he is featured in The Rolling Stone Encyclopedia of Rock and Roll.

Reggie McBride

Reggie grew up in Detroit and began playing talent shows and union halls at the age of eight. By the time he was 14, he was playing bass for Aretha Franklin and at age 16 he was touring with James Brown. At age 19, he received a scholarship to attend the Berklee School of Music but had to pass... to take an offer from Stevie Wonder to join his band Wonderlove. So it was off to New York to begin recording *Fulfillingness 1st Finale*. He has since gone on to tour and record with Minnie Ripperton, Rufus, Chaka Khan, Syreeta Wright, Rare Earth, Parliment, The Funkadelics, Elton John, Al Jarreau, Van Morrison, Ry Cooder, David Lindley, Rick Springfield, Rod Stewart, Keb Mo and B.B. King.

Rick Dellefield

Keyboardist Rick Dellefield spent his formative years in "Sweet Home" Chicago, Illinois and has since gone on to work with numerous artists of note including John Elefante of the multi-platinum rock group Kansas; Ian Gillan (of Deep Purple); Alan Hewitt, producer of Earth, Wind & Fire; Mack, producer of Queen, ELO and Billy Squire; and Andy Johns, producer of Led Zeppelin.

He appears on the Atlantic Record's debut album of vocalist Michael White as well as the KLOS' *Rock to Riches* album. He has recorded one solo album, *Gemini*, and produced the debut CD for contemporary Christian vocal group *Karis*. He holds a masters in music (M.Mus.) from California State University Fullerton and currently serves as the musical director for Saint Edward Catholic Church in Dana Point, California where he produces and conducts a diverse program of live performances ranging from modern Gospel to Mozart.

Stuart Elster

Stuart has served as assistant conductor and principal keyboardist for *Dreamgirls* and *The Lion King*. He has toured and recorded with Donna Summer, Melissa Manchester, Rickie Lee Jones, Paul Anka, Helen Reddy, Lynda Carter, Willie Bobo, Glen Campbell, The Smothers Brothers, Nicolette Larson, Chaka Khan, Jimmy Witherspoon, Carmen McRae and Joni Mitchell.

Mayuto Correa

A true legend of Latin Jazz, Mayuto has often been called "the best conga player in the world" by numerous critics including John Levy, Earl Palmer and Sondra Oei. John Dants has called Mayuto "the Coltrane of Congas" and Gabor Szabo touts Mayuto as "a fiery percussionist, full of lyricism and romantic beauty".

This Rio de Janeiro-born percussionist has earned such laurels participating in thousand of recording sessions with world-class artists including Cannonball Adderley; Nat Adderley; Stevie Wonder; Henry Mancini; Paul Anka; Frank Sinatra; Sammy Davis, Jr.; Harry Belafonte; Burt Bacharach; The Temptations; Santana; The Crusaders; George Benson; Herbie Hancock; Ron Carter; Freddie Hubbard; Patrice Rushen; N'dugo Chancler; Ernie Watts; Joe Sample; Wilton Felder; Wayne Henderson; Lawrence Welk; Sonora Matansera; Oscar Brown, Jr.; Ronnie Laws; Dave Grussin; Joe Pass; Herb Alpert; Tony Williams; Branford Marsalis; Donald Byrd; Gato Barbieri; Della Reese; Minnie Ripperton; Sarah Vaughan; Trini Lopez; Mirian Makeba; Hugh Mazekela; Don Ellis; Gerald Wilson; Nancy Wilson; Cal Tjader; Kenny Burrell; Lee Ritenour; Gabor Szabo; Carmen McRae; Sarita; Leta N'bulo; Joe Williams; Neil Sedaka; Joao Gilberto; Tamba Four; Amad Jamal; Ray Brown; Marvin Gaye and, of course, fellow Brazilian Milton Nascimento.

Mayuto has appeared on numerous TV shows including The Tonight Show with Johnny Carson, The Merv Griffin Show, The Midnight Special, The Nancy Wilson Show, The Harry Belafonte Show, Fantastico, Show do Mes, Sexta Super, Silvio Santos, Cidade Aberta, Aqui e Agora and Jacy Campos and played on the soundtracks of M.A.S.H., Baretta, Death Squad, Shaft, Chips, Trouble Man, Lost in the Stars and Cinderella Liberty.

Mayuto has performed (on multiple occasions) at virtually all of the planet's foremost concert venues including Carnegie Hall, the Hollywood Bowl, the Fillmore, Lincoln Center, the Apollo Theatre, the L.A. Coliseum, the Dorothy Chandler Pavilion, the Shrine Auditorium the Palladium and Rio's Copacabana Palace. He has been featured at every major jazz festival worldwide including The Playboy Jazz Festival, The Concord Jazz Festival, The Monterey Jazz Festival, The Newport Jazz Festival, The Kool Jazz Festival, Jazz at Drew, The Mexico Jazz Festival and The Berlin Jazz Festival.

A former record producer for ABC Dunhill Records, Mayuto is also an accomplished playwright and director having written and directed at the Orpheus; Shubert Theater; Sortilege; I.C.C.C. Theatre; Negra Elza; Carlos Gomes Theatre; Municipal Theatre; She Dances; U.S.C. Theater Fantastico;and TV Globo. He has composed several hundred songs and written many scripts for film, television and stage including Zarina, Skid Row, Brazilian Wave, Ultimate Plan and Hector's Castle.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

None of the Officers, Directors, key personnel or principal stockholders is related by blood or marriage and none of them has either guaranteed or co-signed any debt on behalf of the Company. Further, the Company has not, nor does it propose to do so in the future, make loans of any kind to affiliates of the Company or their relatives. Additionally, the company does not and has never leased or bought any goods, property or services from an affiliate of the Company or any of their relatives and has no plans to do so in the future.

REMUNERATIONS OF OFFICERS, DIRECTORS AND KEY PERSONNEL PREVIOUS YEAR

In the two years immediately preceding this offering the following Officers and Directors were remunerated for their services as follows:

Officer/Director	Common Shares/Warrants	Total Cash Payments
Dan Scheuer, President/CEO/CFO	962,000/665,625(1)	$31,000
Edwin J.Vaughn, VP/COO	962,000/665,625(2)	$31,000

1) Dan Scheuer holds stock and warrants through his interest in Modoc Trading Company, his affiliate.

2) Edwin J. Vaughn holds stock and warrants through his interest in Hitmeeze, Inc., his affiliate.

Dan Scheuer entered into an employment contract with Martians Incorporated dated May 5th, 2004. The contract provides for a salary beginning at One Hundred Fifty Thousand Dollars ($150,000) per year for the first year with raises at the discretion of the board of directors not to exceed ten percent per annum or the previous calendar year's percentage increase in the Consumer Price Index, whichever is greater. The term of the contract is five years. (Please see Exhibit D – Material Contracts)

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the beneficial ownership of the company's outstanding capital stock by: (i) each person or entity or person who is an officer or partner in such entity known by the company to beneficially own more than five percent of the company's common stock; (ii) each of the company's officers and directors; and (iii) all of the company's officers and directors as a group. *Pre-Offering Shares as of March 16th, 2005 assume all outstanding warrants for* common shares have been exercised. The Post Offering Shares assume that the offering is fully-subscribed and all outstanding warrants have been exercised.

	As of March 16th, 2005		**Post Offering**	
	Common Shares	Equity	Common Shares	Equity
F. G. Hunter, Inc.[1]	2,500,000	26.88%	2,500,000	20.83%
Modoc Trading Company[2]	1,627,625	17.50%	1,627,625	13.56%
Hitmeeze, Inc.[3]	1,627,625	17.50%	1,627,625	13.56%
All Officers and Directors as a Group	5,755,250	61.88%	5,755,250	47.96%

[1] F.G. Hunter is an affiliate of Dan Scheuer, Chairman, President, CEO and CFO; Edwin J. Vaughn, Director, Executive VP, Secretary and COO; William P. Lyons, Jr., CPA, MBA,; and Jerry Michael Jose. Its address is 1000 Quail Street, Suite 250, Newport Beach, CA 92660

[2] Modoc Trading Company is an affiliate of Dan Scheuer, Chairman, President and CEO. Its address is 1000 Quail Street, Suite 250, Newport Beach, CA 92660

[3] Hitmeeze, Inc. is an affiliate of Edwin J. Vaughn, Director, Executive VP, Secretary and COO. Its address is 1000 Quail Street, Suite 250, Newport Beach, CA 92660

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

All agreements, obligations and transactions involving shareholders and the issuer, other than the issuance of founders' shares previously discussed, are summarized as follows:

(1) Dan Scheuer entered into an employment contract with Martians Incorporated dated May 5th, 2004. The contract provides for a salary beginning at One Hundred Fifty Thousand Dollars ($150,000) per year for the first year with raises at the discretion of the board of directors not to exceed ten percent per annum or the previous calendar year's percentage increase in the Consumer Price Index, whichever is greater. The term of the contract is five years.

The intent of this contract is to provide the CEO with adequate executive compensation while insuring shareholders that opportunities do not exist for the CEO, who is also the majority stockholder of the company, to take money out of the corporation, other than a reasonable salary and benefits, without properly compensating minority shareholders.

The contract also severely limits the CEO's ability to participate in outside ventures or to direct financial resources or opportunities to entities other than Martians Incorporated. Additionally, all intellectual property rights related to the business of the company obtained or created by Dan Scheuer during his tenure as CEO, including all inventions and discoveries, must be disclosed to Martians Incorporated. Investors are advised to read this agreement in its entirety. (See Exhibit D – Material Contracts)

(2) F. G. Hunter, Inc., the majority shareholder of Martians Incorporated, has executed on behalf of Martians Incorporated a license agreement with Randell Young dated June 21st, 2003. All of the music contained on the CD *Zarbie and The Martians* was written by Dr. Young. The company obtained the exclusive right from Dr. Young to use this music for Martians Incorporated projects. The agreement provides that Dr. Young is to be paid a producer's royalty equal to $0.50 for each CD unit sold and that an artist royalty of $0.50 per CD sold is to be deposited into escrow and distributed equally amongst the musicians, vocalists and engineers who performed on the CD. Dr. Young has obtained 1,000,000 shares of F.G. Hunter, Inc., representing the shares of his entitlement per the Production Agreement. Dr. Young has no shares in Martians Incorporated. (See Exhibit D – Material Contracts)

LEGAL PROCEEDINGS

There are no material legal proceedings pending to which the company is a party and the company knows of no material legal proceedings threatened or material judgments entered against the company. Further, the company knows of no cause of action or circumstances which may give rise to any cause of action which may imperil the company.

SECURITIES BEING OFFERED

The Company is offering nine hundred thousand (900,000) Units consisting of one (1) share of Series A Preferred Stock no par value (the "Preferred Stock") of Martians Incorporated (the "Company") and two (2) Class A Non-Redeemable Warrants, which are immediately detachable, and separately tradable (the "Non-Redeemable Warrants"), (See "PLAN OF DISTRIBUTION"). The Units are being offered on a 100,000 Units or none basis. This means that at least 100,000 of the Units must be sold if any are to be sold. Subscription funds, to be held in an escrow account, will be returned to subscribers without interest, should at least 100,000 of the Units not be sold within the allotted time. If the minimum number of Units is sold the remaining 800,000 Units will be offered on a "best efforts" basis. The Company may, at its discretion, organize a selling group comprised of NASD member firms to assist it in selling the Units.

SERIES A PREFERRED SHARES

Dividend Rights The holders of the outstanding shares of the company's preferred stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor. Beginning in Year Two, the Series A Preferred Shares will receive a 6 percent per annum cumulative preferred dividend which must be fully paid to all such Series A Preferred shareholders before any other dividend may be declared for any other class of stock. After payment of their cumulative dividend has been made, the Series A Preferred Shares shall then also participate in any additional dividend declared by the board of directors from funds legally available therefor. The Company's ability to pay these dividends will be contingent on the success of the company in attaining its financial goals as set forward in its pro forma financial projections, included in Section F/S of this offering circular.

Voting Rights Martians Incorporated is authorized to issue an aggregate of 20 million shares of common stock and 10 million shares of preferred stock. All common and all Series A Preferred Shares have equal rights with respect to voting. Each holder of record of Series A Preferred Stock is entitled to one vote for each outstanding share of the Series A Preferred Stock owned by such shareholder on every matter properly submitted to such shareholders for their vote. Cumulative voting of shares in the election of directors of the corporation is authorized.

Liquidation Rights In the event of a liquidation, dissolution or the winding up of the affairs of the company, following the satisfaction of all creditors and bond holders, any assets which may remain, following the satisfaction of all creditors and bond holders, shall be ratably divided and distributed equally among all common and preferred shareholders.

Preemptive Rights The holders of outstanding shares of preferred stock of the company have no preemptive or redemption rights and all of the issued and outstanding shares of preferred stock are, and the unissued shares when sold or issued will be, duly authorized, validly issued and fully paid and non-assessable. To the extent that the company issues additional shares in the future, the relative interests and share holding percentages of company ownership may be diluted.

Conversion Rights All 1 million Series A Preferred Shares are convertible to common stock on a one share for one share basis at any time at the option of the holder. The issuer presumes that, preceding the registration of common shares for an initial public offering or following the establishment of a public market for the common stock of the company, Series A Preferred shareholders would be desirous of increasing the liquidity of their shares by converting them into common shares. All Series A Preferred shares are also convertible to common on a one share for one share basis at the option of the company in the event that the company's stock becomes eligible for trading on either the New York or American Stock Exchange or becomes listed on the National Association of Securities Dealers Automatic Quotation system (NASDAQ).

Redemption Provisions In the event of a future public offering of equity securities of the corporation, all existing common shareholders (as of 30 calendar days precedent to the effective date of such public offering) shall have the right to register in such initial public offering a maximum of 20 percent of their total common shares. At least 60 calendar days prior the effective date of any such public offering, the company will provide written notice to all shareholders that said public offering is contemplated.

Sinking Fund Provisions There are no sinking fund provisions for preferred stock of the Issuer.

Liability to Further Calls or to Assessment by the Issuer There are no liabilities to further calls or to assessment by the Issuer for its preferred stock.

Potential Liabilities There are no specific potential liabilities to purchasers of the preferred stock of the offering that require specific disclosures since the financial resources of the Issuer are such that disclosure is immaterial and it is unlikely that any such liability would ever be imposed.

COMMON SHARES

Common Stock The company has issued 7,418,900 common shares to date for a total consideration of $891,950. The company has also issued 1,881,100 warrants to purchase additional shares of common stock (see "Warrants"). During the last twelve months immediately preceding this Offering, the Company issued 825,300 shares of its common stock and 357,000 warrants to purchase additional shares of common stock through a private placement. During the last twelve months immediately preceding this Offering, the Company sold 551,800 common shares and 85,000 warrants to purchase additional shares of common stock through a private placement at an average price of $0.5886 per share. The aggregate offering price for common stock of $0.5886 was determined by management based on market conditions. During this time,

273,500 shares of common stock and 272,000 warrants to purchase additional shares of common stock were issued for no consideration.

Dividend Rights The holders of the outstanding shares of the company's common and preferred stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor. Beginning in Year Two, the Series A Preferred Shares receive a 6 percent per annum cumulative preferred dividend which must be fully paid to all such Series A Preferred shareholders before any other dividend may be declared for any other class of stock. After payment of their cumulative dividend has been made, the Series A Preferred Shares shall then also participate in any additional dividend declared by the board of directors from funds legally available therefor. The Company's ability to declare and pay dividends to common stock holders will be contingent on the success of the company in attaining its financial goals as set forward in its pro forma financial projections, included in Section F/S of this offering circular.

Voting Rights Martians Incorporated is authorized to issue an aggregate of 20 million shares of common stock and 10 million shares of preferred stock. All common and all Series A Preferred Shares have equal rights with respect to voting. Each holder of record of common stock is entitled to one vote for each outstanding share of the common stock owned by such shareholder on every matter properly submitted to such shareholders for their vote. Cumulative voting of shares in the election of directors of the corporation is authorized.

Liquidation Rights In the event of a liquidation, dissolution or the winding up of the affairs of the company, following the satisfaction of all creditors and bond holders, any assets which may remain, following the satisfaction of all creditors and bond holders, shall be ratably divided and distributed equally among all common and preferred shareholders.

Preemptive Rights The holders of outstanding shares of common stock of the company have no preemptive or redemption rights and all of the issued and outstanding shares of preferred stock are, and the unissued shares when sold or issued will be, duly authorized, validly issued and fully paid and non-assessable. To the extent that the company issues additional shares in the future, the relative interests and share holding percentages of company ownership may be diluted.

Conversion Rights There are no conversion rights for Common Stock shares.

Redemption Provisions In the event of a future public offering of equity securities of the corporation, all existing common shareholders (as of 30 calendar days precedent to the effective date of such public offering) shall have the right to register in such initial public offering a maximum of 20 percent of their total common shares. At least 60 calendar days prior the effective date of any such public offering, the company will provide written notice to all shareholders that said public offering is contemplated.

Sinking Fund Provisions There are no sinking fund provisions for Common Stock of the Issuer.

Liability to Further Calls or to Assessment by the Issuer There are no liabilities to further calls or to assessment by the Issuer for its Common Stock.

Potential Liabilities There are no specific potential liabilities to purchasers of the Common Stock of the Issuer that require specific disclosures since the financial resources of the Issuer are such that disclosure is immaterial and it is unlikely that any such liability would ever be imposed.

WARRANTS

Warrants offered as part of this offering include 1,800,000 Class A Non-Redeemable Warrants exercisable at a price of $5.00 per share, only during a period commencing twelve months after the closing of this Offering and ending five years from said closing date, and upon exercise entitle the holder to one (1) share of Common Stock for each Warrant exercised. The Non-Redeemable Warrants exercise term may be extended and the exercise price may be decreased at the Company's sole discretion without notice to warrant holders. The Company has issued a total of 1,881,100 warrants to purchase additional shares of common stock to date. (see "Description of Securities" and Exhibit B – Instruments Defining Rights of Security Holders).

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PART F/S

FINANCIAL STATEMENTS

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INDEX TO PART F/S

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Martians Incorporated

Financial Statements Through December 31, 2004

(Unaudited)

Management's Discussion and Analysis of Certain Relevant Factors

The Company can best be described as a development- stage enterprise. The company has no revenues to date. The company's development has been supported by stock purchases totaling $891,950. As of December 31, 2004, the company has an accumulated deficit of $758,399; cash on hand of $1,697; and stockholders equity of $67,738.

These financial statements have been prepared by William P. Lyons, Jr., CPA, MBA, of Lyons Financial Services, whose office is located at 1000 Quail Street, Suite 230, Newport Beach, California 92660. They have been reviewed by Eric H. Woolery, CPA, of Woolery Accountancy, Inc., whose office is located at 1000 Quail Street, Suite 225, Newport Beach, California 92660.

Balance Sheet

Martians Incorporated

Years Ending December 31, 2003 & December 31, 2004

	2003	2004
Assets		
Current assets:		
Cash	3,790	1,697
Accounts receivable	0	0
Investments		45,000
Total current assets	**3,790**	**46,697**
Fixed assets:		
Furniture & Fixtures	4,633	4,633
Net fixed assets	**4,633**	**4,633**
Other assets:		
Office Equipment	10,865	23,158
Total other assets	**10,865**	**23,158**
Total assets	**19,287**	**74,488**
Liabilities and Equity		
Current liabilities:		
Accounts payable	0	
Total current liabilities	**0**	**0**
Long-term liabilities:		
Notes Payable	0	6,750
Total long-term liabilities	**0**	**6,750**
Equity:		
Capital Stock	486,140	826,136
Accumulated retained earnings		-466,853
Net income	-466,853	-291,545
Total owner's equity	**19,287**	**67,738**
Total liabilities and owner's equity	**19,287**	**74,488**

Martians Incorporated
Consolidated Income Statements
From January 2003 to December 31, 2003
and January 1, 2004 to December 31, 2004

	2003	2004
Net Sales	0	0
Cost of Sales	208,802	179,057
Gross Margin	-208,802	-179,057
Operating Expenses:		
Depreciation & Amortization	2,838	6,155
Selling General & Administrative Expenses	254,413	105,533
	257,251	111,688
OPERATING INCOME		
Other income (expense):	0	0
Income before taxes	-466,053	-290,745
Income taxes	-800	-800
NET INCOME (LOSS)	-$466,853	-$291,545
EARNINGS PER COMMON SHARE	-$0.072	-$0.040

As of December 31, 2004 the Company has been involved in the development, test marketing and refining of their properties. Additionally a compact disc is complete and ready for distrbution and contacts are now being made to potential licensees of the Company's properties.

In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included, and are of a normal reoccurring nature.

Martians Incorporated
Statement of Cash Flows
Jan- Dec 2003

OPERATING ACTIVITIES	
Net Income After Taxes	-466,853
Fixed Assets (Furniture & Fixtures)	-4633
Other Assets (Equipment)	-10,865
Net cash provided by Operating Activities	**-482,351**
FINANCING ACTIVITIES	
Capital Stock	486,140
Net cash provided by Financing Activities	**486,140**
Net cash increase for period	3,790
Cash at beginning of period	0
Cash at end of period	**3,790**

Martians Incorporated
Statement of Cash Flows
Jan - Dec 2004

OPERATING ACTIVITIES	
Net Income After Taxes	-291,546
Investment in Partnership	-45,000
Accounts Payable	-12,293
Net cash provided by Operating Activities	**-348,839**
FINANCING ACTIVITIES	
Loans to Corp:From Hitmeeze	2,500
Loans to Corp:From Modoc	4,250
Capital Stock	339,996
Net cash provided by Financing Activities	**346,746**
Net cash increase for period	-2,093
Cash at beginning of period	3,790
Cash at end of period	**1,697**

MARTIANS INCORPORATED
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS EQUITY

	Common Stock	Retained Earnings	Total Shareholders Equity
Balance, Feb 1, 2003			
Issuance of 6,463,600 Shares of Common Stock	$486,140		$486,140
Net Loss for the year	($466,853)	($466,853)	($466,853)
Balance, Dec. 31, 2003	$19,287	($466,853)	$.003
Balance, Jan.1, 2004	$19,287	($466,853)	$.003
Issuance of 955,300 Shares of Common Stock	$339,996		$826,136
Net Loss for the year	($291,545)	($291,545)	($291,545)
Balance Dec. 31, 2004	$67,738	($758,399)	$0.10

Martians Incorporated

Combined Statement of Income and Retained Earnings Three Years Pro Forma

	12/31/2005	12/31/2006	12/31/2007
NET SALES	12,860,000	33,653,000	50,798,500
COST AND EXPENSES			
Cost of products sold	4,141,650	9,929,301	14,095,198
Selling and Administration	5,742,730	7,185,565	7,690,339
Miscellaneous	500,000	38,134	37,944
Income Before Income Taxes	2,475,620	16,500,000	28,975,019
Less: Loss Carry Forward	(759,398)	0	0
Taxable Income	1,716,222	16,500,000	28,975,019
Income Taxes			
Federal	531,933	5,164,490	9,244,769
State	151,714	1,458,600	2,561,392
	683,647	6,623,090	11,806,161
Net Income	1,791,973	9,876,910	17,168,858
Retained Earnings Beginning of Year	(759,398)	1,032,575	10,609,485
Cash Dividends on Preferred Stock		(300,000)	(300,000)
Retained Earnings at Years End	1,032,575	10,609,485	27,478,343

Martians Incorporated Pro-forma Income Statement Year One

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
SALES:													
Licensing Royalty Fees (Dollars)	0	0	500,000	600,000	600,000	600,000	700,000	800,000	1,000,000	1,000,000	1,250,000	3,200,000	10,250,000
Merchandise (Dollars)	0	0		50,000	75,000	100,000	150,000	200,000	250,000	300,000	350,000	500,000	1,975,000
CD Sales (Dollars)	0	0		40,000	42,250	45,000	55,000	62,250	65,000	67,250	72,250	150,000	599,000
Downloads (Dollars)	0	0		2,000	2,500	3,000	3,500	4,000	4,500	5,000	5,500	6,000	36,000
Live Performance Fees (Dollars)	0	0		0	0	0	0	0	0	0	0	0	0
TOTAL REVENUE	0	0	500,000	692,000	719,750	748,000	908,500	1,066,250	1,319,500	1,372,250	1,677,750	3,856,000	12,860,000
COSTS OF SALES:													
Cartoon Production Costs	0	42,000	42,000	42,000	42,000	42,000	42,000	42,000	42,000	42,000	42,000	42,000	462,000
Broadcast Costs	0	0	0	240,000	240,000	240,000	240,000	240,000	240,000	240,000	240,000	240,000	2,160,000
Manufacturing Cost (Merchandise)	0	0	0	27,500	41,250	55,000	82,500	110,000	137,500	165,000	192,500	275,000	1,086,250
Manufacturing Cost (CDs)	0	0	0	12,000	12,675	13,500	16,500	18,675	19,500	20,175	21,675	45,000	179,700
Music Download Costs	0	0	0	500	625	750	875	1,000	1,125	1,250	1,375	1,500	9,000
Artist/Producer Royalties (CDs)	0	0	0	12,000	12,675	13,500	16,500	18,675	19,500	20,175	21,675	45,000	179,700
Artist Costs (Live Performances)	0	0	0	0	0	0	15,000	15,000	15,000	0	0	20,000	65,000
TOTAL COSTS OF SALES	0	42,000	42,000	334,000	349,225	364,750	413,375	445,350	474,625	488,600	519,225	668,500	4,141,650
GROSS MARGIN	0	(42,000)	458,000	358,000	370,525	383,250	495,125	620,900	844,875	883,650	1,158,525	3,187,500	8,718,350
OPERATING EXPENSES:													
Marketing	0	70,240	74,420	174,420	245,420	406,920	314,420	406,920	406,920	549,420	549,420	551,900	3,750,420
General & Administrative	0	89,604	101,364	90,204	90,204	103,364	90,454	92,454	103,514	90,354	91,148	102,343	1,045,007
Research, Development & Support	0	75,905	106,905	80,905	76,905	110,905	76,905	76,905	76,905	110,905	76,955	77,203	947,303
TOTAL OPERATING EXPENSES	0	235,749	282,689	345,529	412,529	621,189	481,779	576,279	587,339	750,679	717,523	731,446	5,742,730
OPERATING INCOME	0	(277,749)	175,311	12,471	(42,004)	(237,939)	13,346	44,621	257,636	132,971	441,002	2,456,054	2,975,620
Cumulative (Year)		(277,749)	(102,438)	(89,967)	(131,971)	(369,910)	(356,564)	(311,943)	(54,407)	78,564	519,566	2,975,620	
Offering Expenses (sales costs, printing, filing, etc.)													500,000
Pre-Tax Income													2,475,620
Loss Carry Forward													(769,398)
Federal Tax													(531,933)
State Income Tax 8.84%													(151,714)
Net After Tax Income (cumulative)													1,032,575

* Licensing Royalty Fees are prepaid guaranty @ 10% of projected sales and then paid quarterly after surpassing guaranty
* No income expected from ticket sales year one for live performances
* Cartoon Production Costs should remain a relative constant
* Broadcast fees are based on $60k per 30 minute episode (4 shows per month)
* Merchandise manufacturing costs calculated at 55% of sales and include all sales costs
* CD production costs are calculated @ 30% of sales and include distribution and sales costs
* Download fees are calculated @ 25% of sales
* Artist/Producer Royalties calculated @ 30% of CD sales
* Sales surge in 4th quarter holiday season

Martians Incorporated Pro-forma Income Statement Year Two

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
SALES:													
Licensing Royalty Fees (Dollars)	1,200,000	1,350,000	1,300,000	1,500,000	1,500,000	1,500,000	1,750,000	2,000,000	2,250,000	2,500,000	2,750,000	8,450,000	28,050,000
Merchandise (Dollars)	187,500	217,500	390,000	198,750	202,500	465,000	202,500	202,500	476,250	368,500	450,000	1,267,500	4,628,500
CD Sales (Dollars)	25,000	30,000	35,000	40,000	45,000	50,000	55,000	60,000	65,000	70,000	75,000	100,000	650,000
Downloads (Dollars)	3,000	4,000	5,000	6,000	7,000	8,000	9,000	10,000	12,500	15,000	20,000	25,000	124,500
Live Performance Fees (Dollars)	0	0	0	0	0	0	50,000	50,000	50,000	0	0	50,000	200,000
TOTAL REVENUE	1,415,500	1,601,500	1,730,000	1,744,750	1,754,500	2,023,000	2,066,500	2,322,500	2,853,750	2,953,500	3,295,000	9,892,500	33,653,000
COSTS OF SALES:													
Cartoon Production Costs	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	1,200,000
Broadcast Costs	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	5,760,000
Manufacturing Cost (Merchandise)	103,125	119,625	214,500	109,313	111,375	255,750	111,375	111,375	261,938	202,675	247,500	697,125	2,545,676
Manufacturing Cost (CDs)	3,750	4,500	5,250	6,000	6,750	7,500	8,250	9,000	9,750	10,500	11,250	15,000	97,500
Music Download Costs	750	1,000	1,250	1,500	1,750	2,000	2,250	2,500	3,125	3,750	5,000	6,250	31,125
Artist/Producer Royalties (CDs)	7,500	9,000	10,500	12,000	13,500	15,000	16,500	18,000	19,500	21,000	22,500	30,000	195,000
Artist Costs (Live Performances)	0	0	0	0	0	0	20,000	20,000	20,000	0	20,000	20,000	100,000
TOTAL COSTS OF SALES	695,125	714,125	811,500	708,813	713,375	860,250	738,375	740,875	894,313	817,925	886,250	1,348,375	9,929,301
GROSS MARGIN	720,375	887,375	918,500	1,035,937	1,041,125	1,162,750	1,328,125	1,581,625	1,959,437	2,135,575	2,408,750	8,544,125	23,723,699
OPERATING EXPENSES:													
Marketing	214,615	423,115	269,615	269,615	324,615	480,615	324,615	480,615	480,615	319,615	364,615	369,575	4,321,840
General & Administrative	114,817	114,817	125,977	114,817	114,817	127,977	114,817	116,817	127,977	114,817	114,854	126,019	1,428,523
Research, Development & Support Dept.	114,844	114,844	114,844	133,844	114,844	133,844	114,844	114,844	114,844	133,844	114,844	114,918	1,435,202
TOTAL OPERATING EXPENSES	444,276	652,776	510,436	518,276	554,276	742,436	554,276	712,276	723,436	568,276	594,313	610,512	7,185,565
INCOME FROM OPERATIONS	276,099	234,599	408,064	517,661	486,849	420,314	773,849	869,349	1,236,001	1,567,299	1,814,437	7,933,613	16,538,134
Cumulative (Year)	276,099	510,698	918,762	1,436,423	1,923,272	2,343,586	3,117,435	3,986,784	5,222,785	6,790,084	8,604,521	16,538,134	
Pre-Tax Income													16,538,134
Miscellaneous													(38,134)
State Income Tax 8.84%													(1,458,600)
Federal Tax													(5,164,490)
Net After Tax Income													9,876,910

* Sales surge last month of each quarter as we run quarterly campaigns
* Sales increase during summer months and 4th quarter holiday season due to live concerts

Martians Incorporated Pro-forma Income Statement Year Three

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
SALES:													
Licensing Royalty Fees (Dollars)	1,250,000	1,500,000	1,650,000	1,900,000	2,150,000	2,500,000	3,250,000	3,550,000	4,000,000	4,250,000	4,250,000	11,275,000	41,525,000
Merchandise (Dollars)	322,600	334,900	840,000	370,500	410,000	1,046,000	540,000	581,000	1,170,000	622,000	675,000	1,387,000	8,299,000
CD Sales (Dollars)	25,000	30,000	35,000	40,000	45,000	50,000	55,000	60,000	65,000	70,000	75,000	100,000	650,000
Downloads (Dollars)	3,000	4,000	5,000	6,000	7,000	8,000	9,000	10,000	12,500	15,000	20,000	25,000	124,500
Live Performance Fees (Dollars)	0	0	0	0	0	0	50,000	50,000	50,000	0	0	50,000	200,000
TOTAL REVENUE	1,600,600	1,868,900	2,530,000	2,316,500	2,612,000	3,604,000	3,904,000	4,251,000	5,297,500	4,957,000	5,020,000	12,837,000	50,798,500
COSTS OF SALES:													
Cartoon Production Costs	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	1,200,000
Broadcast Costs	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	480,000	5,760,000
Manufacturing Cost (Merchandise)	209,600	217,675	546,000	240,800	266,200	680,100	351,200	377,900	760,500	404,625	438,800	1,486,923	5,980,323
Manufacturing Cost (CDs)	19,500	22,750	26,000	29,250	32,500	35,750	39,000	42,250	45,500	48,750	65,000	422,500	828,750
Music Download Costs	750	1,000	1,250	1,500	1,750	2,000	2,250	2,500	3,125	3,750	5,000	6,250	31,125
Artist/Producer Royalties (CDs)	7,500	9,000	10,500	12,000	13,500	15,000	16,500	18,000	19,500	21,000	22,500	30,000	195,000
Artist Costs (Live Performances)	0	0	0	0	0	0	20,000	20,000	20,000	10,000	10,000	20,000	100,000
TOTAL COSTS OF SALES	817,350	830,425	1,163,750	863,550	893,950	1,312,850	1,008,950	1,040,650	1,428,625	1,068,125	1,121,300	2,545,673	14,095,198
GROSS MARGIN	783,250	1,038,475	1,366,250	1,452,950	1,718,050	2,291,150	2,895,050	3,210,350	3,868,875	3,888,875	3,898,700	10,291,327	36,703,302
OPERATING EXPENSES:													
Marketing	227,530	436,030	282,530	282,530	337,530	493,530	337,530	493,530	493,530	332,530	377,604	377,604	4,472,008
General & Administrative	132,932	132,932	144,092	132,932	132,932	146,092	132,932	134,932	146,092	132,932	132,932	144,117	1,645,849
Research, Development & Support Dept.	126,284	126,284	126,284	145,284	126,284	145,284	126,284	126,284	126,284	145,284	126,284	126,358	1,572,482
TOTAL OPERATING EXPENSES	486,746	695,246	552,906	560,746	596,746	784,906	596,746	754,746	765,906	610,746	636,820	648,079	7,690,339
INCOME FROM OPERATIONS	296,504	343,229	813,344	892,204	1,121,304	1,506,244	2,298,304	2,455,604	3,102,969	3,278,129	3,261,880	9,643,248	29,012,963
Cumulative (Year)	296,504	639,733	1,453,077	2,345,281	3,466,585	4,972,829	7,271,133	9,726,737	12,829,706	16,107,835	19,369,715	29,012,963	
Pre-Tax Income													29,012,963
Miscellaneous													(37,944)
State Income Tax 8.84%													(2,561,392)
Federal Tax													(9,244,769)
Net After Tax Income													17,168,858

Annual General & Administrative Expenses - Year One

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Chairman & CEO	0	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	137,500
Executive Vice President & COO	0	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	110,000
Treasurer & CFO	0	8,300	8,300	8,300	8,300	8,300	8,300	8,300	8,300	8,300	8,500	8,500	91,700
Bookkeeper	0	4,160	4,160	4,160	4,160	4,160	4,160	4,160	4,160	4,160	4,200	4,200	45,840
Accounting Clerk	0	3,300	3,300	3,300	3,300	3,300	3,300	3,300	3,300	3,300	3,500	3,500	36,700
Administrative Assistant	0	3,300	3,300	3,300	3,300	3,300	3,300	3,300	3,300	3,300	3,500	3,500	36,700
Board Compensation	0	0	9,000	0	0	9,000	0	0	9,000	0	0	9,000	36,000
Total Salaries	**0**	**41,560**	**50,560**	**41,560**	**41,560**	**50,560**	**41,560**	**41,560**	**50,560**	**41,560**	**42,200**	**51,200**	**494,440**
Benefits @ 15%	0	6,234	7,584	6,234	6,234	7,584	6,234	6,234	7,584	6,234	6,330	7,680	74,166
Payroll Taxes @ 9%	0	3,740	4,550	3,740	3,740	4,550	3,740	3,740	4,550	3,740	3,798	4,608	44,496
Total Payroll	**0**	**51,534**	**62,694**	**51,534**	**51,534**	**62,694**	**51,534**	**51,534**	**62,694**	**51,534**	**52,328**	**63,488**	**613,102**
Rent on Business Property	0	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	137,500
Pass Through Costs @ 12%	0	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	16,500
Telephone	0	2,000	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	27,000
Office Supplies	0	500	600	600	600	600	600	600	500	500	500	535	6,135
Postage	0	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	27,500
Bandwidth	0	250	250	250	250	250	500	500	500	500	500	500	4,250
Liability Insurance	0	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	46,200
Key Man Insurance	0	5,420	5,420	5,420	5,420	5,420	5,420	5,420	5,420	5,420	5,420	5,420	59,620
Auto Expense	0	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	24,200
Travel	0	2,000	2,000	2,000	2,000	4,000	2,000	4,000	4,000	2,000	2,000	2,000	28,000
Consultants	0	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	22,000
Legal	0	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	22,000
Miscellaneous	0	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	11,000
Non-Payroll G&A	**0**	**38,070**	**38,670**	**38,670**	**38,670**	**40,670**	**38,920**	**40,920**	**40,820**	**38,820**	**38,820**	**38,855**	**431,905**
Total G&A Year 1	**0**	**89,604**	**101,364**	**90,204**	**90,204**	**103,364**	**90,454**	**92,454**	**103,514**	**90,354**	**91,148**	**102,343**	**1,045,007**

Annual General & Administrative Expenses - Year Two

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Chairman & CEO	14,580	14,580	14,580	14,580	14,580	14,580	14,580	14,580	14,580	14,580	14,600	14,600	175,000
Executive Vice President & COO	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	150,000
Treasurer & CFO	10,415	10,415	10,415	10,415	10,415	10,415	10,415	10,415	10,415	10,415	10,425	10,425	125,000
Bookkeeper	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,587	55,000
Accounting Clerk	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Administrative Assistants (2)	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	84,000
Board Compensation	0	0	9,000	0	0	9,000	0	0	9,000	0	0	9,000	36,000
Total Salaries	**52,578**	**52,578**	**61,578**	**52,578**	**52,578**	**61,578**	**52,578**	**52,578**	**61,578**	**52,578**	**52,608**	**61,612**	**667,000**
Benefits @ 15%	7,887	7,887	9,237	7,887	7,887	9,237	7,887	7,887	9,237	7,887	7,891	9,242	100,053
Payroll Taxes @ 9%	4,732	4,732	5,542	4,732	4,732	5,542	4,732	4,732	5,542	4,732	4,735	5,545	60,030
Total Payroll	**65,197**	**65,197**	**76,357**	**65,197**	**65,197**	**76,357**	**65,197**	**65,197**	**76,357**	**65,197**	**65,234**	**76,399**	**827,083**
Rent on Business Property	18,500	18,500	18,500	18,500	18,500	18,500	18,500	18,500	18,500	18,500	18,500	18,500	222,000
Pass Through Costs @ 12%	2,220	2,220	2,220	2,220	2,220	2,220	2,220	2,220	2,220	2,220	2,220	2,220	26,640
Telephone	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Office Supplies	800	800	800	800	800	800	800	800	800	800	800	800	9,600
Postage	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
Bandwidth	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
Liability Insurance	4,600	4,600	4,600	4,600	4,600	4,600	4,600	4,600	4,600	4,600	4,600	4,600	55,200
Key Man Insurance	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	69,600
Auto Expense	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	26,400
Travel	2,000	2,000	2,000	2,000	2,000	4,000	2,000	4,000	4,000	2,000	2,000	2,000	30,000
Consultants	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Legal	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Miscellaneous	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Non-Payroll G&A	**49,620**	**49,620**	**49,620**	**49,620**	**49,620**	**51,620**	**49,620**	**51,620**	**51,620**	**49,620**	**49,620**	**49,620**	**601,440**
Total G&A Year 2	**114,817**	**114,817**	**125,977**	**114,817**	**114,817**	**127,977**	**114,817**	**116,817**	**127,977**	**114,817**	**114,854**	**126,019**	**1,428,523**

Annual General & Administrative Expenses - Year Three

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Chairman & CEO	16,665	16,665	16,665	16,665	16,665	16,665	16,665	16,665	16,665	16,665	16,665	16,685	200,000
Executive Vice President & COO	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
Treasurer & CFO	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	150,000
Bookkeeper	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Accounting Clerk	3,750	3,750	3,750	3,750	3,750	3,750	3,750	3,750	3,750	3,750	3,750	3,750	45,000
Administrative Assistants (2)	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	98,400
Board Compensation	0	0	9,000	0	0	9,000	0	0	9,000	0	0	9,000	36,000
Total Salaries	**61,115**	**61,115**	**70,115**	**61,115**	**61,115**	**70,115**	**61,115**	**61,115**	**70,115**	**61,115**	**61,115**	**70,135**	**769,400**
Benefits @ 15%	9,167	9,167	10,517	9,167	9,167	10,517	9,167	9,167	10,517	9,167	9,167	10,520	115,407
Payroll Taxes @ 9%	5,500	5,500	6,310	5,500	5,500	6,310	5,500	5,500	6,310	5,500	5,500	6,312	69,242
Total Payroll	**75,782**	**75,782**	**86,942**	**75,782**	**75,782**	**86,942**	**75,782**	**75,782**	**86,942**	**75,782**	**75,782**	**86,967**	**954,049**
Rent on Business Property	22,500	22,500	22,500	22,500	22,500	22,500	22,500	22,500	22,500	22,500	22,500	22,500	270,000
Pass Through Costs @ 12%	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	32,400
Telephone	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Office Supplies	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Postage	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
Bandwidth	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	36,000
Liability Insurance	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Key Man Insurance	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	75,000
Auto Expense	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	26,400
Travel	2,000	2,000	2,000	2,000	2,000	4,000	2,000	4,000	4,000	2,000	2,000	2,000	30,000
Consultants	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Legal	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Miscellaneous	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Non-Payroll G&A	**57,150**	**57,150**	**57,150**	**57,150**	**57,150**	**59,150**	**57,150**	**59,150**	**59,150**	**57,150**	**57,150**	**57,150**	**691,800**
Total G&A Year 3	**132,932**	**132,932**	**144,092**	**132,932**	**132,932**	**146,092**	**132,932**	**134,932**	**146,092**	**132,932**	**132,932**	**144,117**	**1,645,849**

Annual Marketing Expenses - Year One

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Vice President Sales & Marketing	0	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	68,750
Sales Executive	0	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	5,000	45,000
Radio/Concert Promoter	0	0	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	5,000	41,000
Telemarketers	0	6,000	9,000	9,000	9,000	9,000	9,000	9,000	9,000	9,000	9,000	9,000	96,000
Director of Public Relations	0	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	68,750
Administration Assistants	0	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	38,500
Total Salaries	**0**	**26,000**	**33,000**	**33,000**	**33,000**	**33,000**	**33,000**	**33,000**	**33,000**	**33,000**	**33,000**	**35,000**	**358,000**
Benefits @ 15%	0	3,900	4,950	4,950	4,950	4,950	4,950	4,950	4,950	4,950	4,950	5,250	53,700
Payroll Taxes @ 9%	0	2,340	2,970	2,970	2,970	2,970	2,970	2,970	2,970	2,970	2,970	3,150	32,220
Total Payroll Marketing Dept.	**0**	**32,240**	**40,920**	**40,920**	**40,920**	**40,920**	**40,920**	**40,920**	**40,920**	**40,920**	**40,920**	**43,400**	**443,920**
Print Advertising	0	4,500	25,000	125,000	125,000	200,000	200,000	200,000	200,000	500,000	500,000	500,000	2,579,500
Trade Shows	0	25,000	0	0	65,000	150,000	65,000	150,000	150,000	0	0	0	605,000
Press Kits & Mailings	0	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	55,000
Supplies	0	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	16,500
Travel	0	0	0	0	6,000	7,500	0	7,500	7,500	0	0	0	28,500
Consultants	0	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	11,000
Miscellaneous	0	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	11,000
Non-Payroll Marketing Costs	**0**	**38,000**	**33,500**	**133,500**	**204,500**	**366,000**	**273,500**	**366,000**	**366,000**	**508,500**	**508,500**	**508,500**	**3,306,500**
Total Marketing Year One	**0**	**70,240**	**74,420**	**174,420**	**245,420**	**406,920**	**314,420**	**406,920**	**406,920**	**549,420**	**549,420**	**551,900**	**3,750,420**

Annual Marketing Expenses - Year Two

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Vice President Sales & Marketing	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	90,000
Sales Executive	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	6,000	61,000
Radio/Concert Promoter	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	6,000	61,000
Telemarketers (2)	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	8,000	74,000
Director of Public Relations	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	82,500
Administration Assistants (2)	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	135,000
Total Salaries	**41,625**	**41,625**	**41,625**	**41,625**	**41,625**	**41,625**	**41,625**	**41,625**	**41,625**	**41,625**	**41,625**	**45,625**	**503,500**
Benefits @ 15%	6,244	6,244	6,244	6,244	6,244	6,244	6,244	6,244	6,244	6,244	6,244	6,844	75,528
Payroll Taxes @ 9%	3,746	3,746	3,746	3,746	3,746	3,746	3,746	3,746	3,746	3,746	3,746	4,106	45,312
Total Payroll Marketing Dept.	**51,615**	**51,615**	**51,615**	**51,615**	**51,615**	**51,615**	**51,615**	**51,615**	**51,615**	**51,615**	**51,615**	**56,575**	**624,340**
Print Advertising	150,000	200,000	200,000	200,000	250,000	250,000	250,000	250,000	250,000	250,000	300,000	300,000	2,850,000
Trade Shows	0	150,000	0	0	0	150,000	0	150,000	150,000	0	0	0	600,000
Press Kits & Mailings	5,000	10,000	10,000	10,000	15,000	15,000	15,000	15,000	15,000	10,000	5,000	5,000	130,000
Supplies	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Travel	1,500	5,000	1,500	1,500	1,500	7,500	1,500	7,500	7,500	1,500	1,500	1,500	39,500
Consultants	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Miscellaneous	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Non-Payroll Marketing Costs	**163,000**	**371,500**	**218,000**	**218,000**	**273,000**	**429,000**	**273,000**	**429,000**	**429,000**	**268,000**	**313,000**	**313,000**	**3,697,500**
Total Marketing Year Two	**214,615**	**423,115**	**269,615**	**269,615**	**324,615**	**480,615**	**324,615**	**480,615**	**480,615**	**319,615**	**364,615**	**369,575**	**4,321,840**

Annual Marketing Expenses - Year Three

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Vice President Sales & Marketing	8,330	8,330	8,330	8,330	8,330	8,330	8,330	8,330	8,330	8,330	8,350	8,350	100,000
Sales Executive	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,100	7,100	85,000
Radio/Concert Promoter	5,830	5,830	5,830	5,830	5,830	5,830	5,830	5,830	5,830	5,830	5,850	5,850	70,000
Telemarketers	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	78,000
Director of Public Relations	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	90,000
Administration Assistants (3)	16,800	16,800	16,800	16,800	16,800	16,800	16,800	16,800	16,800	16,800	16,800	16,800	201,600
Total Salaries	**52,040**	**52,040**	**52,040**	**52,040**	**52,040**	**52,040**	**52,040**	**52,040**	**52,040**	**52,040**	**52,100**	**52,100**	**624,600**
Benefits @ 15%	7,806	7,806	7,806	7,806	7,806	7,806	7,806	7,806	7,806	7,806	7,815	7,815	93,690
Payroll Taxes @ 9%	4,684	4,684	4,684	4,684	4,684	4,684	4,684	4,684	4,684	4,684	4,689	4,689	56,218
Total Payroll Marketing Dept.	**64,530**	**64,530**	**64,530**	**64,530**	**64,530**	**64,530**	**64,530**	**64,530**	**64,530**	**64,530**	**64,604**	**64,604**	**774,508**
Print Advertising	150,000	200,000	200,000	200,000	250,000	250,000	250,000	250,000	250,000	250,000	300,000	300,000	2,850,000
Trade Shows	0	150,000	0	0	0	150,000	0	150,000	150,000	0	0	0	600,000
Press Kits & Mailings	5,000	10,000	10,000	10,000	15,000	15,000	15,000	15,000	15,000	10,000	5,000	5,000	130,000
Supplies	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	42,000
Travel	1,500	5,000	1,500	1,500	1,500	7,500	1,500	7,500	7,500	1,500	1,500	1,500	39,500
Consultants	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Miscellaneous	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Non-Payroll Marketing Costs	**163,000**	**371,500**	**218,000**	**218,000**	**273,000**	**429,000**	**273,000**	**429,000**	**429,000**	**268,000**	**313,000**	**313,000**	**3,697,500**
Total Marketing Year Three	**227,530**	**436,030**	**282,530**	**282,530**	**337,530**	**493,530**	**337,530**	**493,530**	**493,530**	**332,530**	**377,604**	**377,604**	**4,472,008**

Annual Research, Development & Support Expenses - Year One

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Music Producer/Director	0	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	110,000
Sound Engineer/Editor	0	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,100	7,100	77,920
Network/IT Administrator	0	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,080	7,100	7,100	77,920
Graphic Arts Director	0	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	68,750
Assistant to the Art Director	0	3,325	3,325	3,325	3,325	3,325	3,325	3,325	3,325	3,325	3,325	3,425	36,675
New Product & QC Manager	0	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	68,750
Webmaster	0	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	55,000
Administrative Assistant	0	3,325	3,325	3,325	3,325	3,325	3,325	3,325	3,325	3,325	3,325	3,425	36,675
Total Salaries	**0**	**48,310**	**48,310**	**48,310**	**48,310**	**48,310**	**48,310**	**48,310**	**48,310**	**48,310**	**48,350**	**48,550**	**531,690**
Benefits @ 15%	0	7,247	7,247	7,247	7,247	7,247	7,247	7,247	7,247	7,247	7,253	7,283	79,759
Payroll Taxes @ 9%	0	4,348	4,348	4,348	4,348	4,348	4,348	4,348	4,348	4,348	4,352	4,370	47,854
Total Payroll	**0**	**59,905**	**59,905**	**59,905**	**59,905**	**59,905**	**59,905**	**59,905**	**59,905**	**59,905**	**59,955**	**60,203**	**659,303**
Supplies	0	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	27,500
Travel	0	0	0	4,000	0	4,000	0	0	0	4,000	0	0	12,000
Rehearsal Costs	0	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	71,500
Studio Costs (Audio)	0	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	66,000
Video Production Costs	0	0	25,000	0	0	25,000	0	0	0	25,000	0	0	75,000
Post Production Costs	0	0	5,000	0	0	5,000	0	0	0	5,000	0	0	15,000
Miscellaneous	0	1,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	21,000
Non-Payroll R&D	**0**	**16,000**	**47,000**	**21,000**	**17,000**	**51,000**	**17,000**	**17,000**	**17,000**	**51,000**	**17,000**	**17,000**	**288,000**
Total R&D Year 1	**0**	**75,905**	**106,905**	**80,905**	**76,905**	**110,905**	**76,905**	**76,905**	**76,905**	**110,905**	**76,955**	**77,203**	**947,303**

Annual Research, Development & Support Expenses - Year Two

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Music Producer/Director	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	150,000
Sound Engineer/Editor	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,935	95,000
Network/IT Administrator	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,915	7,935	95,000
Graphic Arts Director	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	82,500
Assistant to the Art Director	3,665	3,665	3,665	3,665	3,665	3,665	3,665	3,665	3,665	3,665	3,665	3,685	44,000
New Product & QC Manager	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	6,875	82,500
Webmaster	5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500	66,000
Administrative Assistants (2)	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	90,000
Total Salaries	**58,745**	**58,745**	**58,745**	**58,745**	**58,745**	**58,745**	**58,745**	**58,745**	**58,745**	**58,745**	**58,745**	**58,805**	**705,000**
Benefits @ 15%	8,812	8,812	8,812	8,812	8,812	8,812	8,812	8,812	8,812	8,812	8,812	8,821	105,753
Payroll Taxes @ 9%	5,287	5,287	5,287	5,287	5,287	5,287	5,287	5,287	5,287	5,287	5,287	5,292	63,449
Total Payroll	**72,844**	**72,844**	**72,844**	**72,844**	**72,844**	**72,844**	**72,844**	**72,844**	**72,844**	**72,844**	**72,844**	**72,918**	**874,202**
Supplies	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	36,000
Trade Shows/Seminars	0	0	0	15,000	0	15,000	0	0	0	15,000	0	0	45,000
Travel	0	0	0	4,000	0	4,000	0	0	0	4,000	0	0	12,000
Consultants	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	75,000
Rehearsal Costs	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	90,000
Studio Costs (Audio)	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	84,000
Video Production Costs	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	11,250	135,000
Post Production Costs	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Miscellaneous	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Non-Payroll R&D	**42,000**	**42,000**	**42,000**	**61,000**	**42,000**	**61,000**	**42,000**	**42,000**	**42,000**	**61,000**	**42,000**	**42,000**	**561,000**
Total R&D Year 2	**114,844**	**114,844**	**114,844**	**133,844**	**114,844**	**133,844**	**114,844**	**114,844**	**114,844**	**133,844**	**114,844**	**114,918**	**1,435,202**

Annual Research, Development & Support Expenses - Year Three

MONTH	One	Two	Three	Four	Five	Six	Seven	Eight	Nine	Ten	Eleven	Twelve	Totals
Music Producer/Director	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
Sound Engineer/Editor	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,185	110,000
Network/IT Administrator	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,165	9,185	110,000
Graphic Arts Director	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	90,000
Assistant to the Art Director	4,165	4,165	4,165	4,165	4,165	4,165	4,165	4,165	4,165	4,165	4,165	4,185	50,000
New Product & QC Manager	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	90,000
Webmaster	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	72,000
Administrative Assistants (2)	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	90,000
Total Salaries	**65,995**	**65,995**	**65,995**	**65,995**	**65,995**	**65,995**	**65,995**	**65,995**	**65,995**	**65,995**	**65,995**	**66,055**	**792,000**
Benefits @ 15%	9,899	9,899	9,899	9,899	9,899	9,899	9,899	9,899	9,899	9,899	9,899	9,908	118,797
Payroll Taxes @ 9%	5,940	5,940	5,940	5,940	5,940	5,940	5,940	5,940	5,940	5,940	5,940	5,945	71,285
Total Payroll	**81,834**	**81,834**	**81,834**	**81,834**	**81,834**	**81,834**	**81,834**	**81,834**	**81,834**	**81,834**	**81,834**	**81,908**	**982,082**
Supplies	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	36,000
Trade Shows/Seminars	0	0	0	15,000	0	15,000	0	0	0	15,000	0	0	45,000
Travel	0	0	0	4,000	0	4,000	0	0	0	4,000	0	0	12,000
Consultants	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	6,250	75,000
Rehearsal Costs	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	8,200	98,400
Studio Costs (Audio)	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	96,000
Video Production Costs	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	144,000
Post Production Costs	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
Miscellaneous	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Non-Payroll R&D	**44,450**	**44,450**	**44,450**	**63,450**	**44,450**	**63,450**	**44,450**	**44,450**	**44,450**	**63,450**	**44,450**	**44,450**	**590,400**
Total R&D Year 3	**126,284**	**126,284**	**126,284**	**145,284**	**126,284**	**145,284**	**126,284**	**126,284**	**126,284**	**145,284**	**126,284**	**126,358**	**1,572,482**

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MARTIANS INCORPORATED

FORM 1-A

PART III

EXHIBITS

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INDEX TO EXHIBITS

Exhibit A – Charter and by-laws

Exhibit B – Instruments Defining Rights of Security Holders

Exhibit C – Subscription Agreement

Exhibit D – Material Contracts

Exhibit E – Escrow Instruments

Exhibit F – Consents

Exhibit G – Opinion re legality

Exhibit H – Sales Material

Exhibit I – Preliminary Offering Circular Material

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EXHIBIT A

CHARTER AND BYLAWS

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BY-LAWS

OF

Martians Incorporated

A California Corporation

ARTICLE I - OFFICES

The registered office of the Corporation in the State of California shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the State of California as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings: (Section 600)

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors.

Section 2 - Special Meetings: (Section 600)

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors.

Section 3 - Place of Meetings: (Section 600)

Meetings of shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of California as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the State of California.

Section 4 - Notice of Meetings: (Section 601)

(a) Written or printed notice of each meeting of shareholders, whether annual or special, shall be signed by the president, vice president or secretary, stating the time and place where it is to be held, and (i) in the case of a special meeting, the general nature of the business to be treated, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders, and (iii) when such meeting is being called for the election of Directors, the names of the Director nominees intended at the time of the notice to be presented by the Board for election.

(b) Notice of any shareholders' meeting or any report shall be given either personally or by first-class mail, or, if the Corporation has outstanding shares held of record by five-hundred or more persons on the record date for the shareholders' meeting, notice may be sent by third-class mail, or other means of written communication addressed to the shareholder at the address of such shareholder appearing on the Corporation's books or given by the shareholder to the Corporation for the purpose of notice; or if no such address appears or is given, at the place where the principal executive office of the Corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located.

---

*Unless otherwise stated herein, all references to "Sections" in these By-Laws refer to those sections contained in Title 1 of the California General Corporation Law.

Such notice shall be given not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. If mailed, such notice shall be deemed to be given when deposited in the United States mail, or sent by other means of written communication, addressed to the shareholder as it appears on the share transfer records of the Corporation or to the current address, which a shareholder has delivered to the Corporation in a written notice.

(b) An affidavit of mailing of any notice or report in accordance with the California Corporations Law, executed by the secretary, assistant secretary or any transfer agent, shall be prima facie evidence of the giving of the notice or report.

(c) If any notice or report addressed to any shareholder at the address of such shareholder appearing on the Corporation's books is returned to the Corporation by the United States postal service marked to indicate that the United States postal service is unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the Corporation for a period of one year from the date of the giving of the notice or report to all other shareholders.

(d) Upon written request to the Chairman of the Board, President, Vice president or Secretary by any person, other than the board, entitled to call a special shareholders' meeting, the officer receiving such notice shall give notice to the shareholders entitled to vote that such a meeting shall be held not less than thirty-five nor more than sixty days after the receipt of such request. If notice is not given within twenty days after receipt of such request, the person making such request may give the notice or the superior court of the proper county shall summarily order the giving of the notice, after notice to the Corporation giving it an opportunity to be heard. The court order to give such notice may include, without limitation, orders designating the time and place of the meeting, the record date for determination of shareholders entitled to vote and the form of notice to be given.

(e) Further notice of a shareholders' meeting is not necessary when such meeting is adjourned to another time or place if the time and place thereof are announced at the meeting at which the adjournment is taken; provided that if such adjournment is more than forty-five days after the meeting at which the adjournment it taken or that after the adjournment a new record date is fixed for the adjourned meeting, than a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

<u>Section 5 - Waiver of Notice:</u> (Section 601)

Notice shall not be required to be given to any shareholder who signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes of such meeting or who attends such meeting without objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Such waiver, consent or approval shall be filed with the Corporation records or made a part of the minutes of the meeting.

Section 6 - Quorum: (Section 602)

(a) Except as otherwise provided herein, or by law, or in the Articles of Incorporation* (such Articles and any amendments thereof being hereinafter collectively referred to as the "Articles of Incorporation"), a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

*In no event shall a quorum consist of less than one-third of the Corporation's shares entitled to vote, and if the Corporation is a close corporation, a quorum shall not exceed a majority of the shares entitled to vote.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section 7- Voting and Acting: (Sections 602 & 700)

(a) Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, any corporate action shall be taken by the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present and shall represent the act of all the shareholders of the Corporation.

(b) Except as otherwise provided by statute, the Articles of Incorporation, or these bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to vote thereat, shall be entitled to one vote for each share registered in his name on the books of the Corporation.

(c) Where appropriate communication facilities are reasonably available, any or all shareholders shall have the right to participate in any shareholders' meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 - Proxies: (Section 705)

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself, his authorized officer, director, employee or agent or by causing the signature of the stockholder to be affixed to the writing by any reasonable means, including, but not limited to, a facsimile signature, or by his attorney-in-fact hereunto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A telegram, telex, cablegram, or similar transmission by the shareholder, or a photographic, photostatic, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. If it is determined that the telegram, cablegram or other electronic transmission is valid, the persons appointed by the Corporation to count the votes of shareholders and determine the validity of proxies and ballots or other persons making those determinations must specify the information upon which they relied. No proxy shall be valid after the expiration of six months from the date of its execution, unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation. If any shareholder designates two or more persons to act as proxies, a majority of those persons present at the meeting, or, if one is present, then that one has and may exercise all of the powers conferred by the shareholder upon all of the persons so designated unless the shareholder provides otherwise.

Section 9 - Action Without a Meeting: (Section 603)

Unless otherwise provided for in the Articles of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if written consents are signed by a majority of the shareholders of the Corporation, except, however, the Directors of the Corporation may not be elected by less than unanimous written consent of all shares entitled to vote for the election of such Directors, and if a different proportion of voting power is required by law, the Articles of Incorporation or these Bylaws, than that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the Corporation.

ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Term, Election and Qualifications: (Section 301 & 308)

(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of (*), unless and until otherwise determined by vote of a majority of the entire Board of Directors. The Board of Directors or shareholders shall have the power, in the interim between annual and special meetings of the shareholders, to increase or decrease the number of Directors of the Corporation. A Director need not be a shareholder of the Corporation unless the Certificate of Incorporation of the Corporation or these Bylaws so require.

(b) Except as may otherwise be provided herein or in the Articles of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Articles of Incorporation of the Corporation or these Bylaws, by a plurality of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) The first Board of Directors shall hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, unless their terms are staggered in the Articles of Incorporation of the Corporation or these Bylaws, or until his prior death, resignation or removal.

(d) All Directors of the Corporation shall have equal voting power unless the Articles of Incorporation of the Corporation provide that the voting power of individual Directors or classes of Directors are greater than or less than that of any other individual Directors or classes of Directors, and the different voting powers may be stated in the Articles of Incorporation or may be dependent upon any fact or event that may be ascertained outside the Articles of Incorporation if the manner in which the fact or event may operate on those voting powers is stated in the

* 2 TO 9 MEMBERS

Articles of Incorporation. If the Articles of Incorporation provide that any Directors have voting power greater than or less than other Directors of the Corporation, every reference in these Bylaws to a majority or other proportion of Directors shall be deemed to refer to majority or other proportion of the voting power of all the Directors or classes of Directors, as may be required by the Articles of Incorporation.

Section 2 - Duties and Powers: (Section 300)

The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under California state law, in the Articles of Incorporation or by these Bylaws, are expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

Section 3 - Regular Meetings; Notice: (Section 307)

(a) A regular meeting of the Board of Directors shall be held either within or without the State of California at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting.

Section 4 - Special Meetings; Notice: (Section 307)

(a) Special meetings of the Board of Directors may be called by the Chairperson of the Board or the President or any Vice President or the Secretary or any two Directors.

(b) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(c) Except as otherwise required by statute, written notice of special meetings of the time, date and place of such meeting, shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegraph, electronic mail or other electronic means, not later than four days, if mailed and if delivered personally or by telephone or telegraph, forty-eight hours before the day on which the meeting is to be held. If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mails, so addressed, with postage prepaid. If notice is given by telegram, it shall be deemed to be delivered when the telegram is delivered to the telegraph company. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purposes or purpose of the meeting.

Section 5 - Waiver of Notice: (Section 307)

Notice of any meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior to its commencement, the lack of notice to him, or who submits a signed waiver of notice, or a consent to holding the meeting or an approval of the minutes thereof whether before or after the meeting. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 6 - Notice of Adjourned Meetings: (Section 307)

Notice of an adjourned meeting need be given to all Directors who were not present at the time of the adjournment prior to the time of the adjourned meeting, unless such meeting is adjourned for twenty-four hours or less.

Section 7 - Chairperson:

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his absence, any other director chosen by the Board of Directors shall preside.

Section 8 - Quorum and Adjournments: (Section 307)

(a) At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section 9 - Manner of Acting: (Section 307)

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Articles of Incorporation, or these bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes.

(c) Where appropriate communications facilities are reasonably available, any or all directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 10 - Vacancies: (Section 305 & 306)

(a) If the Articles of Incorporation of the Corporation or if this is a shareholder adopted Bylaw, except for a vacancy created by the removal of a Director, a vacancy in the Board of Directors may be filled by an affirmative vote of a majority of the Directors, or if less than a quorum, by a majority of the unanimous written consent of the Directors then in office or by the affirmative vote of a majority of the Directors then in office or at a special meeting held for such purpose or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose.

(b) A vacancy in the Board of Directors may be filled, at any time by a majority of the shareholders entitled to vote.

(c) If after the Directors fill any vacancy on the Board of Directors the Directors then in office who have been elected by the shareholders shall constitute less than a majority of the Directors then in office then:

(i) Any shareholder or shareholders of an aggregate of 5 percent or more of the total number of shares at the time outstanding having the right to vote for those Directors may call a special meeting of shareholders to elect the entire board; or

(ii) Any shareholder or shareholders of an aggregate of 5 percent or more of the total number of shares at the time outstanding having the right to vote for those Directors may make application to the superior court of the proper county to summarily order a special meeting of shareholders to elect the entire board. The term of office of any Director shall terminate upon the election of a successor in such summary order issued by the court.

(d) Unless otherwise provided for by law, the Articles of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

(e) If the Corporation has not issued shares and all the Directors resign, die or become incompetent, the superior court of any proper county may appoint Directors of the Corporation upon the application of any officer, shareholder or party in interest.

Section 11 - Resignation: (Section 305)

A Director may resign at any time by giving written notice of such resignation to the Chairman of the Board, the President, the Secretary or the Board of Directors of the Corporation.

Section 12 - Removal: (Section 302, 303 & 304)

(a) Unless otherwise provided for by the Articles of Incorporation, one or more or all the Directors of the Corporation may be removed with cause at any time by a vote of the shareholders entitled to vote thereon, at a special meeting of the shareholders called for that purpose, unless the Articles of Incorporation provide that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in its Articles of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that Director.

(b) A Director may be removed without cause in the manner set forth in subsection (a) above, prior to the expiration of the Director's term of office only if such Director has been declared of unsound mind by an order of the court or convicted of a felony or if a shareholders' suit by at least ten percent of the number of outstanding shares of any class, has been brought in the superior court of the proper county claiming that such Director has engaged in fraudulent or dishonest acts or gross abuse of authority or discretion.

Section 13 - Compensation:

The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section 14 - Committees: (Section 311)

(a) Unless otherwise provided for by the Articles of Incorporation of the Corporation, the Board of Directors, may from time to time designate from among its members one or more committees, consisting of two or more Directors of the Corporation, and alternate members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Unless the Articles of Incorporation or Bylaws state otherwise, the Board of Directors may appoint natural persons who are not Directors to serve on such committees authorized herein. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Articles of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

(b) Any such committee so designated by the Board in compliance with the provisions stated in this section shall have all the authority of the Board except with respect to:
(i) any action which requires shareholders' approval;
(ii) the filling of vacancies on the Board or in any committee thereof;
(iii) the amendment or repeal of Bylaws or the adoption of new Bylaws;
(iv) the fixing of compensation of the Directors for serving on the Board or on any committee thereof;

(v) the amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable; or

(vi) the appointment of other committees of the Board or the members thereof.

Section 15 - Provisional Directors Appointed By Court:
(Section 308)

(a) Unless otherwise provided for in the Articles of Incorporation or these Bylaws, if the Corporation has an even number of Directors equally divided and cannot agree as to the management of the Corporation's affairs so that the Corporation's business can no longer be conducted or there is danger that the Corporation's property and business will be impaired or lost, an action may be brought by any Director or shareholders holding at least 33 and 1/3 percent of shares entitled to vote in the superior court of the proper county to appoint a Provisional Director to serve on the Board of Directors of the Corporation.

(b) Unless otherwise provided for in the Articles of Incorporation or these Bylaws, if the Corporation has an uneven number of Directors and the shareholders are deadlocked so that they cannot elect the Directors to be elected at an annual meeting of shareholders, a shareholder or shareholders holding at least fifty percent of the shares entitled to vote may petition the superior court of the proper county to appoint a Provisional Director or Directors or order such other equitable relief as the court deems appropriate.

(c) A Provisional Director shall have all the rights and powers of a Director until the deadlock in the Board of Directors or among the shareholders is broken or until such provisional Director is removed by order of the court or by approval of the shareholders of the Corporation entitled to vote thereon. A Provisional Director shall be entitled to such compensation as shall be fixed by the court unless otherwise agreed with by the Corporation.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and term of office: (Section 312)

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of a Chairman of the board or a president, or both, a secretary and chief financial officer, and such other officers as the Board of Directors may from time to time deem advisable. Any officer may hold two or more offices in the Corporation.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 - Resignation: (Section 312)

Any officer may resign at any time by giving written notice of such resignation to the Corporation.

Section 3 - Removal: (Section 312)

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 - Vacancies: (Section 312)

(a) A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors.

Section 6 - Compensation: (Section 312)

The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock: (Section 416)

(a) The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

(b) Certificated shares of the Corporation shall be signed in the name of the corporation, (either manually or by facsimile), by the chairman or vice chairman of the board or the president or a vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and class or series of shares owned by the shareholder in the Corporation. If any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) If the Corporation issues uncertificated shares as provided for in these Bylaws, within a reasonable time after the issuance or transfer of such uncertificated shares, and at least annually thereafter, the Corporation shall send the shareholder a written statement certifying the number of shares owned by such shareholder in the Corporation.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 2 - Lost or Destroyed Certificates: (Section 419)

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed if the owner:

(a) files with the Corporation a sufficient indemnity bond or other adequate security sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate; and

(b) satisfies such other requirements, including evidence of such loss, theft or destruction, as may be imposed by the Corporation.

Section 3 - Transfers of Shares: (Section 8401 - California Commercial Code)

(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney-in-fact, only if all of the following conditions have been met:

(i) in the case of a certificated share, the certificate is endorsed or in the case of an uncertificated share, the instruction was originated and signed by the registered holder thereof, or by his attorney-in-fact; and

(ii) after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date: (Section 701)

(a) The Board of Directors may fix, in advance, which shall not be more than sixty days nor less than ten days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for a shareholders entitled to notice of a shareholders' meeting, shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of business on the day before the day on which the meeting is held.

(b) If no record date is fixed for any action requiring the shareholders to give written consent to a corporate action without a meeting, the record date shall be, when no prior action by the Board has been taken, the day on which the first written consent is given. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board adopts the resolution relating thereto, or the sixtieth day prior to the date of such other action, whichever is later.

(c) A record date for shareholders entitled to notice of or to vote at a shareholders' meeting shall apply to any adjournment of the meeting unless the Board fixes a new record date for the adjourned meeting; but the Board must fix a new record date if the meeting is adjourned for more than forty-five days from the date set for the original meeting.

Section 5 - Fractions of Shares/Scrip: (Section 407)

The Board of Directors may authorize the issuance of certificates or payment of money for fractions of a share, either represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in any assets of the Corporation in the event of liquidation, in proportion to the fractional holdings; or it may authorize the payment in case of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the manual or facsimile signature of an officer or agent of the Corporation or its agent for that purpose, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of shareholder, except as therein provided. The scrip may contain any provisions or conditions that the Corporation deems advisable. If a scrip ceases to be exchangeable for full share certificates, the shares that would otherwise have been issuable as provided on the scrip are deemed to be treasury shares unless the scrip contains other provisions for their disposition.

ARTICLE VI - DIVIDENDS (Section 500)

(a) Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine and shares may be issued pro rata and without consideration to the Corporation's shareholders or to the shareholders of one or more classes or series so long as:

(i) the amount of the retained earnings of the Corporation immediately prior to the distribution of such dividend equals or exceeds the amount of the proposed dividend; and

(ii) immediately after the distribution of such dividend the sum of the Corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) are at least equal to one and one-quarter times the Corporation's liabilities (not including deferred taxes, deferred income and other deferred credits; and the Corporation's current assets are at least equal to its current liabilities or otherwise in compliance with Section 500 of the California Corporations Code).

ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors. The use of a seal or stamp by the Corporation on corporate documents is not necessary and the lack thereof shall not in any way affect the legality of a corporate document.

ARTICLE IX - AMENDMENTS

Section 1 - By Shareholders: (Section 211)

All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 2 - By Directors: (Section 211)

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, Bylaws of the Corporation, except if such power is restricted or eliminated by the Articles of Incorporation.

ARTICLE X - INTERESTED DIRECTORS: (Section 310)

(a) No contract or transaction shall be void or voidable if such contract or transaction is between the Corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are directors or officers, or have a financial interest, when such Director or Officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction or his, her or their votes are counted for such purpose, if:

(i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and are noted in the minutes of such meeting, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(ii) the material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(iii) if the contract or transaction is not approved as provided for in subparagraphs herein, the person asserting the validity of the contract or transaction proves that the contract or transaction was just or reasonable as to the corporation at the time it was authorized.

(b) Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors' or committee meeting authorizing the contract or transaction.

CERTIFICATE OF ADOPTION OF BYLAWS

I, the undersigned person named in the Articles of Incorporation as the Incorporator and Initial Director of Martians Incorporated, a California corporation, do hereby adopt the foregoing Articles as the Bylaws of this corporation.

IN WITNESS WHEREOF, I have hereunto affixed my hands and seal on this 7th day of March 2003.



DATE: 3/07/2003

DAN SCHEUER
as Incorporator and Initial Director

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EXHIBIT B

INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS

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Incorporated Under the Laws of the State of California
February 04, 2003

MARTIANS INCORPORATED

Total Authorized Issue 20,000,0[illegible] [illegible]on Shares $0.001 Par Value
Total Authorized Issue 10,000,000 [illegible] Preferred Shares No Par Value

See Reverse for Certain Definitions



This is to certify that ______________________ is the owner of

______________________ fully paid and
non-assessable series A [illegible] es of the [illegible] ation transferable on
the books of the corporatio[illegible] there[illegible] by a duly authorized
Attorney upon surrender o[illegible] prop[illegible]

Witness, the seal of the corporation and the signatures of its duly authorized officers.

Dated



Secretary

President

Common Stock Warrant

Martians Incorporated

1. Principal Terms. ____________________________, or their permitted [registered] assigns ("Holder(s)"), are entitled, subject to the terms below, at any time before ____ p.m., Pacific Standard time, on_____________, to purchase from Martians Incorporated, a California corporation (the "Company"), up to _______ shares ("Shares" or "Common Shares") of the Company's common stock ("Shares") at $5.00 per share (the "Purchase Price"), upon surrender of this Warrant at the principal office of the Company, with a duly executed subscription form (the "Subscription Form") and simultaneous payment of the aggregate Purchase Price in Acceptable Currency, meaning: wire; cashier's check; Common Shares equal in Fair Value to the Purchase Price; a recourse promissory note on such terms as the Company shall reasonably approve; or any reasonably acceptable (to the Company) combination thereof. Fractional shares shall be paid out in cash, at Fair Value. Common Share certificates must be delivered within 5 business days of the exercise date, at Holder's direction. Upon partial exercise, a new and adjusted Warrant shall be exchanged for the old and, on total exercise, this Warrant physically voided. All Common Shares, when issued, will be non-assessable, fully paid, validly issued and free of tax, fee or government charge payable by the Holder. Sufficient Common Shares will be authorized and reserved for issuance, free of restrictions, upon Warrant exercise.

2. Certain Adjustments.

(a) The number of Warrant Shares or the Purchase Price shall be equitably adjusted to preserve (but not enlarge) the Holder's' economics in the case of stock splits and dividends; distributions (in cash, notes, securities or property) to the extent in excess of a regularly paid (if any) dividend. For purposes of simplicity, no adjustment shall be made (i) that would be *de minimis*, (ii) by reason of PIK dividends on shares of preferred stock; or (iii) warrant, restricted stock, or option issuances to employees, investors, creditors, directors, placement agents and like compensatory or incentive grants

For avoidance of doubt, a two for one common stock split, or a 100% stock dividend, doubles the number of Warrant Shares obtainable upon Warrant exercise and halves the Purchase Price; a $10 cash dividend (if extraordinary) means, on subsequent exercise, the Company pays the Holder $10 (without interest, for purposes of simplicity) per Warrant Share; if the Common Shareholders participate in a rights offering, the same shall be extended to the Holder on an as-if-exercised basis; a reverse stock split of two for one means the Purchase Price is unchanged and the number of Warrant Shares halved.

(b) Reorganization, Consolidation, Merger. If the Common Shareholders are entitled to receive cash and/or property in a merger, consolidation or like reorganization, including dissolution following an asset sale ("Merger"), the Holder will receive reasonable advance notice, in reasonable detail, of the transaction and be entitled to exercise her Warrants (including unvested Warrants [vesting being accelerated]) and receive the appropriate consideration *pari passu* with the Common Shareholders. If the Merger entails consideration to the Company's Common Shareholders including (in whole or in part) equity securities ("Securities") of the acquiring entity (or affiliate(s) thereof), unexercised Warrants will be assumed by the issuer of the Securities; the terms of the Warrant shall remain the same, *mutatis mutandis* (except all vesting restrictions, which shall lapse) and the number of underlying Securities shall be that number the Warrant would have received if exercised, plus the maximum number of Warrant Securities which could be purchased with the Other Consideration at the Notional Price. "Other Consideration" means the fair value of cash and property other than Securities payable or paid to the Common Shareholders; "Notional Price" means the fair value of each Security as of the date of the Merger's closing.

(c) No adjustments (full ratchet or weighted average) as a result of down rounds.

(d) If the provisions of Section 2 are not strictly applicable, but the failure to make an adjustment would not fairly protect the economic rights represented by this Warrant in accordance with the essential intent and principles of such Section, then, in each such case, the Company shall employ an independent expert to make the appropriate adjustments, the Holder having the right to challenge the adjustment and convene a three party final decision process, the Company and Holder each appointing a representative, the two appointees appointing the third, expenses shared equally, the decisions final except in the case of actual fraud, time of the essence and best efforts cooperation by all parties.

Dilution or Impairment. This Agreement is a contract between the Holder and the Company, which can only be modified or terminated in accordance with its express terms.

3. Cashless Exercise.

(a) At Holder's option, Holder may elect to exercise the Warrant for Warrant Shares, using the following formula:

$$X = \frac{Y(A-B)}{A}$$

Assume: X = number of Warrant Shares issuable to Holder upon exercise under this Section; Y = number of Warrant Shares issuable to Holder upon exercise under Section 1 hereof;

A = the Fair Value of one Common Share as of the exercise date; and B = the Purchase Price

(b) "Fair Value." The last trading price (bid) on the prior trading day; final prospectus price; the value of the consideration upon the closing of an acquisition; fair value as per the Company's board or, if the Holder timely objects, an independent valuation expert, time being of the essence.

4. Registration Rights. If the Company effects an underwritten public offering:

[The Warrant shall lapse if, and to the extent, not exercised, provided the Company first releases all contractual restrictions on exercise and on the Warrant Shares.

[The Warrant Shares are included, at the option of the Holder, in the Shares registered for sale pro rata, as if the Holder were a party beneficiary of the Company's registration rights agreement (if any).]

[The Company shall offer to purchase the Warrant for cash at its value, meaning value of the Spread (final prospectus price per Common Share minus Purchase Price per share) times the number of Warrant Shares.]

5. Restrictions on Transfer. Neither this Warrant nor the Warrant Shares may be assigned, disposed of, encumbered, or otherwise transferred (any such action, a "Transfer"), without Company consent, except to an Affiliate (as defined in Securities Act Rule 405), the Transferee agreeing to become a party hereto, or to the underwriters of a Company IPO. If the Transfer is involuntary, the Company shall purchase the same at the Fair Value of the Spread.

6. No Rights as Shareholder. Prior to exercise and except as herein provided, the Holder shall not be entitled to any rights of a shareholder with respect to the Warrant Shares, including the right to vote, receive dividends or other distributions, exercise preemptive rights or be notified of stockholder meetings or the business or affairs of the Company. Nothing contained herein shall obligate Holder to purchase any Company securities (upon exercise of this Warrant or otherwise).

7. Compliance with Securities Act. Holder agree, and will reconfirm on exercise, that this Warrant and Warrant Shares are being acquired for investment and not with a view towards resale and it will not sell or otherwise dispose of this Warrant or Warrant Shares except in compliance with the Securities Act. Warrant Shares (unless registered under the Securities Act) shall be stamped with the customary legend.

8. Loss or Mutilation. If the Warrant is lost or otherwise rendered unusable, the Company will replace it against, at the Company's option, satisfactory indemnification.

9. Notices. All notices shall be mailed by first-class registered or certified mail, postage prepaid, to the Holder's address last furnished to the Company.

10.Waiver. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally, but only by a written instrument signed by the party seeking enforcement of the change, waiver, discharge or termination.

11. Law Governing. This Warrant shall be construed and enforced in accordance with and governed by the internal laws, and not the law of conflicts, of California.

ACCEPTED AND AGREED TO:

MARTIANS INCORPORATED

By: ______________________________

Its: President and CEO





MARTIANS INCORPORATED

Incorporated Under the Laws of the State of California February 04, 2003
Total Authorized Issue 20,000,000 Common Shares $0.001 Par Value
Total Authorized Issue 10,000,000 Series A Preferred Shares No Par Value



This is to Certify that ________________________________ is the owner of

________________________________ *fully paid and non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder thereof in person or by a duly authorized Attorney upon surrender of this Certificate properly endorsed.*

Witness, *the seal of the Corporation and the Signatures of its duly authorized officers.*

Dated



________________________ Secretary

________________________ President

The securities represented by this warrant have not been registered under the securities act or 1933. The securities have been acquired for investment and may not be sold or otherwise transferred in the absence of the consent of the company (except under certain circumstances set forth in the loan agreement between the company and the initial holder hereof) and, (1) an effect registration of such sale or transfer under any applicable federal securities law or state blue sky law and compliance with all rules and regulations thereunder, or (2) an option (which may be waived) in form and substance satisfactory to counsel for the company that such registration and compliance are not required.

Stock Purchase Warrant

Martians Incorporated

Common Stock

Void After December 31, 2008

Martians Incorporated, a California corporation **(the "Company")**, hereby certifies that, for value received, ____________________________ or registered assigns (the "Holder"), is entitled to purchase from the Company, subject to the terms of this Warrant, ________ fully-paid and nonassessable shares of common stock ("Common Stock"), for a purchase price of **$ .10** per share; provided, however that if the aggregate outstanding shares of common stock of the Company (determined on a fully-diluted basis after taking into account all outstanding options, warrants, convertible securities or other rights to acquire such shares) will be less than **10,000,000** shares after the exercise of this Warrant, then the Holder shall only be entitled to acquire that number of shares of Common Stock that will equal two-percent (2 %) of all of such outstanding shares after the exercise of this Warrant.

1. Expiration of Warrant. This Warrant shall expire at 5:00 p.m., Pacific Standard Time on December 31, 2008.

2. Exercise of Warrant. Subject to the provisions of Section 1 hereof, this Warrant may be exercised in whole, but not in part, by presentation and surrender hereof to the Company at the office of the Company, 1000 Quail Street, Suite 250 Newport Beach, California, 92660, or such other address as the Company shall notify the registered holder, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the total number of shares issuable pursuant to this Stock Purchase Warrant specified in such form. Upon receipt by the Company of this Warrant and the Purchase Form at the office of the Company, in proper form for exercise, accompanied by payment of the Exercise Price, the Holder shall be deemed to by the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The issuance of certificates for Shares of stock upon the exercise of this Warrant shall be made as soon as practical after exercise without charge to the Holder for any issuance tax in respect thereof, all such

taxes to be paid by the Company. The Company will at no time close its transfer books against the transfer of this Warrant or the issuance of any shares of stock issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant.

3. Reservation of Shares; Stock Fully Paid. The Company agrees that at all times there shall be authorized and reserved for issuance upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance or delivery upon exercise in full of this Warrant. All shares which may be issued upon exercise hereof will, upon issuance, be fully paid and nonassessable.

4. Adjustment of Exercise Price. The Exercise Price or the number of shares of Common Stock to be received upon the exercise of the Warrant, or both, shall be subject to adjustment from time to time as provided in this Section 4.

(a) Effect of "Splits-Ups" and "Splits-Downs" and Certain Dividends. In case at any time or from time to time the Company shall subdivide as a whole, by reclassification, by stock split, by the issuance of a stock dividend on the Common Stock Payable in Common Stock, or otherwise, the number of shares of Common Stock then outstanding into a greater number of shares of Common Stock, with or without par value, the Exercise Price then in effect shall be reduced proportionately and the number of shares of Common Stock which may be purchased hereunder shall be increased proportionately. In case at any time or from time to time the Company shall consolidate as a whole, by reclassification, reverse stock split or otherwise, the number of shares of Common Stock, with or without par value, the Exercise Price then in effect shall be increased proportionately and the number of shares of Common Stock which may be purchased hereunder shall be reduced proportionately.

(b) Reorganization or Reclassification. In case of any capital reorganization or any reclassification of the capital stock of the Company, this Warrant shall thereafter be exercisable for the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company issuable upon exercise in full of this Warrant would have been entitled upon such reorganization or reclassification; and, in any such case, appropriate adjustment shall be made in the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth herein (including provisions with respect to adjustments of the Exercise Price) shall thereafter be applicable in relation to any shares of stock or other property thereafter deliverable upon the exercise of this Warrant.

(c) Adjustment for Consolidation, Merger, Etc. In case the Company, after the date hereof, shall (i) consolidate with or merge into any other person or (ii) convey all or substantially all of its assets to another person, then, and in each such case, the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such consolidation, merger or conveyance, shall be entitled to receive, in lieu of the Common Stock receivable upon the exercise of this Warrant prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto. In each case, the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

5. Notice of Adjustment. The Company shall promptly deliver to the record holder of this Warrant a certificate of the Company setting forth any adjustment required under Section 4 and a description of the event requiring such adjustment.

6. Fractional Shares. If, upon exercise of this Warrant, in whole or in part, the Holder would be entitled to receive a fractional share of Common Stock, then the Company shall issue the next higher number of full shares of Common Stock, issuing a full share with respect to such fractional share.

7. Exchange of Warrants. Upon surrender for exchange of any Warrant, properly endorsed, to the Company, the Company at its expense will issue and deliver to or upon the order of the Holder thereof a new Warrant or Warrants of like tenor, in the name of such Holder or as such Holder may direct, calling for the aggregate number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

8. Replacements of Warrants. Upon receipt of an affidavit and other evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

9. Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or an injunction against a violation of any of the terms hereof or otherwise.

10. Register. The Company will maintain a register containing the names and addresses of the Holders of the Warrants. The "Registered Holder" of any Warrant shall be the person in whose name such Warrant is registered in said Warrant registered. Any Registered holder of this Warrant may change his address as shown on the Warrant register by written notice to the Company requesting such change. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage, registry and certification fee prepaid, at the latest address on the records of the Company or such other address as may have been furnished to the Company in writing by such Holder, or, until an address is so furnished to the Company. Until transfer hereof on the books of the Company, the Company may treat the registered Holder hereof as the owner hereof for all purposes.

11. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant is being delivered in the State of California and shall be construed and enforced in accordance with and governed by the laws of such States. The headings in this Warrant are for reference only, and shall not limit or otherwise affect any of the terms hereof.

Martians Incorporated

Date: ________________________, 2004

____

By: __________________________

Title: _________________________

EXHIBIT C

SUBSCRIPTION AGREEMENT

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SUBSCRIPTION AGREEMENT

I, the undersigned subscriber, hereby represent, warrant and attest unto the issuer, Martians Incorporated, a California corporation, the following:

1. I have received and read a copy of the Offering Circular of the issuer dated March 16th, 2005;

2. I have read and consent to the terms and conditions of the Escrow Instructions contained in said Offering Circular;

3. I have relied solely upon the information contained in said Offering Circular and the independent investigations made by me with respect to the securities offered therein and no other representations, either oral or written, not included in said Offering Circular have been made unto me;

4. If I have relied upon the advice or assistance of a professional advisor in evaluating this investment, such professional advisor has executed a Professional Advisor's Affidavit, submitted herewith;

5. That during the course of this offering and prior to any purchase of these securities, I and my Professional Advisor, if any, were afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information, to the extent that representatives of the issuers possessed such information or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information contained in the Offering Circular dated March 16th, 2005 or any other matters pertaining to the issuers or any persons associated with the issuer;

6. I understand that my payment for the securities subscribed hereunder will be placed into escrow pursuant to the terms and conditions of said Escrow Instructions and that I will receive my stock certificate within five (5) banking days after the minimum subscription of the private offering is attained or within five (5) banking days hereafter, whichever shall subsequently occur, and that in the event said minimum subscription is not attained, my payment will be returned to me in full within five (5) banking days subsequent to the closing date of the offering which is June 16th, 2005;

7. I further understand that in the event my payment is returned I shall receive no interest thereon and no escrow fees shall be deducted therefrom;

8. I understand that William P. Lyons, Jr., CPA, MBA is acting solely as escrow holder in connection with this offering and that he has made no investigation regarding this offering, the issuer, its officers and directors or any other person or entity associated with this offering. I further understand that prospective investors should not rely on said memorandum as an endorsement or other recommendation of this offering by William P. Lyons, Jr., CPA, MBA and that such investors are urged to conduct their own independent analysis of the matters discussed therein.

9. I understand that the acceptance of my payment herewith does not constitute a commitment on the part of the issuer to sell or issue me the securities subscribed hereunder and that the issuer reserves the right to return my payment in full at any time prior to the closing date of the offering;

10. I understand that the minimum subscription of this offering is five hundred thousand dollars ($500,000);

11. I understand that the purchase price of these securities is five dollars ($5.00) per unit;

12. I understand that if fully subscribed each share will represent an ownership interest equal to approximately one twelve millionth (1/12,000,000th) of the issuer;

13. I understand that in the event said minimum subscription is attained, the total dollar amount of such commissions, placement or referral fees paid from the proceeds of this offering would equal $50,000.

14. I am purchasing these securities for my own account (or for a trust account) for investment and not with a view to or for sale in connection with any distribution of the security;

15. I have such knowledge and experience in financial and business matters that I am capable of evaluating the risks inherent in this investment;

16. I am ready, willing and able to bear the economic risk of this investment, including the complete loss of the entire investment, without serious adverse consequences to my career, family or financial solvency;

17. I understand that the securities offered have not been registered under the Securities Act of 1933 nor have they been qualified under the California Corporate Securities Law of 1968;

18. I further understand that there is no public market for these securities nor is any expected to develop in the immediate future;

19. I have adequate means of providing for my current needs and personal contingencies and have no need for liquidity in this investment and as such I am ready, willing and able to bear the economic risk of this investment for an indefinite period of time;

20. I further understand that the securities of the issuer subscribed herein shall constitute "restricted securities" and be subject to the resale restrictions imposed by SEC Rule 144;

21. I understand that in selling these securities the issuer is relying upon registration exemptions provided by SEC Regulation A and California Corporations Code Section 25102(n);

22. I represent and warrant that I am a qualified and eligible purchaser of these securities under said exemptions and I have executed and submitted herewith an Eligibility Affidavit which truthfully and accurately identifies and describes the circumstances of my eligibility to purchase these securities;

23. I represent that my name, address, telephone number and social security number (or federal tax identification number) are as follows:

NAME: ______________________________

ADDRESS: ______________________________

____

TELEPHONE: ______________________________

SS NUMBER: ______________________________;

24. I understand that, in the event the issuer shall accept this subscription, title to these securities shall be vested as follows:

____;

25. If I am a natural person, I represent that I am a resident of the state of:

____;

26. If this investment is being made in the name of a corporation, trust, partnership or other entity, I represent that such organization is properly incorporated or organized in the state of:

____;

and

27. I represent and warrant that the issuer and its promoters may rely on the representations herein made by me and those contained in the attached Eligibility Affidavit and I further warrant to hold harmless the issuer and its promoters in the event that any of the representations contained therein is false or inaccurate in any way.

WHEREFOR, I hereby offer to purchase and herewith tender my draft in the amount indicated below made payable to:

Bank of America Escrow Account -- Martians Incorporated

payment in full for the number of shares of preferred stock of Martians Incorporated, a California corporation, indicated below:

AMOUNT OF PAYMENT: ______________________________

NUMBER OF SHARES: ______________________________

IN WITNESS WHEREOF, I have hereunto affixed my hand on the date hereinafter written.

____ Date: __________________________

EXHIBIT D

MATERIAL CONTRACTS

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EMPLOYMENT CONTRACT

THIS AGREEMENT is made this 5Th day of May 2004, by and between Dan Scheuer hereinafter referred to as "the CEO", and Martians Incorporated, a California corporation, hereinafter referred to as "the Company".

IN CONSIDERATION of the CEO's employment by the Company, of the mutual covenants contained herein, the mutual reliance of the parties thereon and the mutual benefits to be derived therefrom, including, but not limited to, the enhancement of the Company's ability to raise capital, solicit investors, increase the value of its stock, (of which the CEO is a major shareholder) and to generally conduct its business; the parties hereto hereby agree as follows.

(1) Dan Scheuer shall be employed by the Company in the capacities of Chairman of the Board of Directors, President and Chief Executive Officer. The CEO shall have and exercise such duties, responsibilities, privileges, powers and authority as may be assigned to him by the Board of Directors and the Bylaws of the Company.

(2) The CEO shall receive a salary of one hundred fifty thousand dollars ($150,000) per annum for the first year; one hundred seventy-five thousand dollars ($175,000) per year for the second year; and two hundred thousand dollars ($200,000) per year for the third year, and for each additional year of the term of employment, payable in substantially equal semimonthly installments, commencing immediately upon receipt of funds by the Company, from any source, in any aggregate amount equal to or greater than two million dollars ($2,000,000). The CEO shall be entitled to receive raises in salary, at the discretion of the Board of Directors of the Company, in an amount not to exceed ten percent (10%) per annum or the previous calendar year's percentage increase in the Consumer Price Index, whichever is greater. The term of the CEO's employment shall extend for a period of five (5) years.

(3) Other than the capital appreciation of the CEO's stock in the Company or a uniformly disbursed dividend payment, or successions thereof, properly declared by the Board of Directors, or normal employee benefits in an amount or of a value not to exceed twelve percent (12%) of the CEO's gross salary; the abovementioned salary shall be the only compensation received by the CEO from the Company during the term hereof. The CEO shall not be eligible to participate in any profit-sharing or employee stock option program until at least ninety (90) calendar days subsequent to the listing of The Company's stock on either the New York or American Stock Exchange or the National Association of Securities Dealers Automatic Quotation system (NASDAQ). If a profit-sharing plan is established by the Board of Directors, the CEO shall not be eligible to receive more than twenty percent (20%) of the total annual disbursements from such plan and the total pool available for such plan shall not exceed five percent (5%) of the net pre-tax profit of the company.

(4) The CEO is hereby authorized to incur reasonable expenses for promoting the business of the Company. At the end of each month, upon presentation of receipts therefor, the Company shall reimburse the CEO for all expenses, including entertainment, travel and miscellaneous other expenses reasonably incurred in the promotion of the business of the Company or in performance of his duties as an employee hereunder.

(5) It is mutually understood that from the date hereof until the commencement of regular payments of said salary, the CEO shall be permitted to financially support himself by whatever means necessary; however, beginning immediately upon commencement of said regular payments of salary, the CEO shall devote his full time, attention and energies to the Company and shall not seek nor accept any employment

outside of the Company; nor shall he directly or indirectly, alone or as a member of a partnership, or as an officer, director or shareholder of a corporation, be engaged in or connected with any other commercial duties or pursuits which are in any manner competitive with the Company.

(6) The CEO shall promptly disclose to the Company, in writing and form satisfactory to the Board of Directors thereof, all discoveries, developments, improvements and inventions, whether or not patentable, (hereinafter referred to as "Inventions"), conceived or made by the CEO during the term hereof, whether or not related to the business of the Company and whether conceived or made during regular working hours or any other time. The CEO shall likewise disclose unto the Company any such Inventions conceived or made by others which may be of benefit to the Company knowledge of which the CEO shall obtain during the term hereof.

(7) Except as permission may be specifically granted to the CEO by the Board of Directors of the Company, the CEO agrees to hold in confidence and not to disclose to any third party, except to authorized persons in the course of his work for the Company, said Inventions and any and all information of a confidential nature not generally known or available to the public which is delivered or made available to the CEO in the course of his work for the Company, or which the CEO may obtain in connection with his employment with the Company, relating to the business or operations of the Company, or its clients or customers, including, without limitation, scientific or technical information, market or marketing information, personal contacts, designs, processes, procedures, formulas or improvements. The CEO further agrees to hold and use articles representing or disclosing said Inventions and information only in such manner as would benefit and protect the Company including holding such information in confidence until the release thereof is authorized by the Board of Directors.

(8) The CEO agrees to hold all such Inventions, contacts and information as Trade Secrets and proprietary information of the Company and further warrants never to use any such Inventions, contacts or information to compete with or against the Company either during the term of this Agreement or at any time thereafter. The CEO further warrants that during the term hereof he will maintain full fidelity to the stockholders of the Company and guard and protect the interests thereof with the same prudence and diligence as he would his own.

(9) In the event that the CEO is mentally or physically incapacitated or otherwise unable to perform his duties hereunder, all of the terms and conditions prescribed herein shall remain in full force and effect, except that the Board of Directors may elect to reduce his salary by a maximum of fifty percent (50%) and delegate or assign such duties, responsibilities, privileges, powers or authority previously held or exercised by the CEO unto whatever party or parties such assignment shall be deemed to be in the best interests of the Company including the naming of a temporary or permanent successor or successors as Chief Executive Officer.

(10) All rights of the Company hereunder shall extend to its successors and assigns. If the Company shall at any time be merged or consolidated into or with any other corporation or entity or if substantially all of the assets of the Company are transferred to another corporation or entity, the provisions of this Agreement shall survive any such transaction and shall be binding upon and inure to the benefit of the corporation resulting from such merger or consolidation of the corporation to which such assets will be transferred, and this provision shall also apply in the event of any subsequent merger, consolidation or transfer. The Company, upon the occasion of any of the above-described transactions, shall include in the appropriate agreements the obligation that the payments herein agreed to be paid to or for the benefit of the CEO shall be paid and that the provisions of this paragraph shall be performed.

(11) Neither this Agreement nor any of his rights or duties hereunder may be assigned by the CEO without the written consent of the Board of Directors of the Company.

(12) The Company may terminate this Agreement only under the following conditions: (i) because of the CEO's fraud, misappropriation, embezzlement, willful misconduct or the like; or (ii) because the CEO violates any provision of this Agreement.

(13) In the event the CEO breaches this Agreement by terminating his employment prior to the expiration of the term provided in paragraph (2) hereof, or if CEO is terminated by the Company pursuant to paragraph (12) hereinabove, the CEO separately agrees, being fully aware that the performance of this Agreement is important to preserve the present value of the property and business of the Company, that for twelve (12) calendar months following the date of such termination he shall not directly or indirectly engage in any business, whether as proprietor, partner, joint venturer, employer, agent, employee, consultant, officer or beneficial or record owner of more than one percent (1%) of the stock of any corporation or association, which is competitive to the business conducted by the Company, any subsidiary of the Company or any other affiliate of the Company in the current geographical service area of the Company or in any geographical area served by the Company during the term of the CEO's employment with the Company. Likewise, within such areas, and during such period, the CEO shall not solicit nor do business competitive to the business conducted by the Company, any subsidiary of the Company or any other affiliate of the Company, with any customers, partners or associates of the Company, any subsidiary of the Company or any other affiliate of the Company.

(14) The CEO agrees that the breach by him of any of the foregoing covenants contained in paragraphs (5), (6), (7), (8), or (13) hereof is likely to result in irreparable harm, directly or indirectly, to the Company and therefore the CEO consents and agrees that if he violates any of such obligations, the Company shall be entitled, among and in addition to any other rights or remedies available hereunder or otherwise, to temporary and permanent injunctive relief to prevent the CEO from committing or continuing a breach of such obligations.

(15) It is the desire, intent and agreement of the parties hereto that the restrictions placed upon the CEO by paragraphs (5), (6), (7), (8), (13) and (14) hereof shall be enforced to the fullest extent permissible under the law and public policy applied by any jurisdiction in which enforcement is sought. Accordingly, if, and to the extent that, any portion of the covenants contained in these paragraphs shall be adjudicated to be unenforceable, such portion shall be deemed amended to delete therefrom or to reform the portion thus adjudicated to be invalid or unenforceable; such deletion or reformation to apply only with respect to the operation of such portion in the particular jurisdiction in which such adjudication is made.

(16) If it shall be necessary for the Company to place this Agreement in the hands of an attorney at law for enforcement of any of the provisions hereof, the CEO shall be liable to the Company for all costs, expenses and reasonable attorney's fees incurred in connection therewith, irrespective of whether suit shall be commenced. The costs, expenses and attorney's fees recoverable by the Company shall include, but not be limited to, costs, expenses and attorney's fees incurred on appeal or in administrative proceedings.

(17) The parties hereto agree that this Agreement shall be construed and interpreted and the rights of the parties determined in accordance with the laws of the State of California.

(18) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

(19) **IN WITNESS WHEREOF** the parties hereto have hereunto affixed their hands and seals on the date first hereinabove written in the City of Newport Beach, County of Orange, State of California.

_________________________ DATE: 05/05/04

DAN SCHEUER

Production Agreement

THIS AGREEMENT, made this 21st day of June 2003 by and between F. G. Hunter Incorporated, a California corporation whose principal office is located at 1000 Quail Street, Suite 250, Newport Beach, CA 92660 (hereinafter referred to as "The Martians"); and Randell Young, 2910 Bonanza, San Clemente, CA 92673 (hereinafter referred to as "The Producer").

(1) The initial term of this Agreement shall be for a period of five (5) years commencing from the date first hereinabove mentioned. The Martians shall have the irrevocable option to extend and renew this Agreement for a period of one (1) year thereafter. If so renewed by The Martians, upon expiration of said one (1) year extension, thereafter, this Agreement may be renewed by the mutual consent in writing of both of the parties hereto for additional one (1) year periods or such other period or periods as may be mutually agreed upon.

(2) Services to be provided unto The Martians by The Producer hereunder shall include the following:

a. Aid in the selection of material to be recorded;

b. Selection of a professional facility or facilities in which to record and mix;

c. Scheduling of recording sessions necessary and sufficient to produce at least thirty (30) minutes of recorded music suitable for the production of a compact disc;

d. Selection and procurement of the services of all musicians, vocalists, engineers, arrangers, orchestrators and copyists necessary and appropriate for said production;

e. Arrangement and/or supervision of the arrangement of the rhythm tracks, background vocal harmony and any and all additional instrumental enhancement necessary and appropriate for said production;

f. Direction and supervision of the performances and, when necessary, the rehearsals of all musicians and vocalists participating in said production;

g. Direction and supervision of all recording and mixing sessions;

h. Production of CD-ROM mixed master or digital audiotape master of said production suitable for preparation of a glass master CD suitable for the commercial manufacture of CDs.



(3) The Martians shall reimburse The Producers for all reasonable expenses associated with the records to be made hereunder according to such written budgets as shall be approved by the parties.

(4) In the event that, during the term hereof, The Martians shall enter into a recording contract with a company and on terms and conditions acceptable to The Martians, or in the event that during the term hereof, The Martians shall enter into negotiations with a recording company which subsequently results the consummation of a contract with such company on terms and conditions acceptable to The Martians, The Martians hereby agree: (i) to guarantee royalty payments to The Producer ("Producer Royalty") in an amount not less than five percent (5%) of the manufacturer's listed wholesale price or five percent (5%) of the actual monies received by the manufacturer, whichever sum shall be greater, of all work product released pursuant to said recording contract, including, without limitation, all foreign as well as domestic releases; (ii) to guarantee royalty payments to the musicians, vocalists and engineers participating in the production of said mixed master tape or CD-ROM ("Artist Royalty") in an aggregate amount not less than five percent (5%) of the manufacturer's listed wholesale price or five percent (5%) of the actual monies received by the manufacturer, whichever sum shall be greater, of all work product released pursuant to said recording contract, including, without limitation, all foreign as well as domestic releases. All royalties to be paid pursuant to paragraph 5(ii) hereunder shall be paid in good funds to Alan W. Curtis, J.D., trust account for the benefit of Randell Young, Rick Shlosser, Ronnie Shumake, Stuart Elster, Reggie McBride, Rick Dellefield, Mayuto Correa, Cydney Davis, Theresa Walker, Taylor Harvey, John Prpich and Stephan Villanueva.

(5) In the event that, during the term hereof, The Martians shall commercially release any or all of the music to be produced hereunder on their own efforts (or in partnership with a recording company of their own creation or affiliation), The Martians shall pay a Producers Royalty equal to fifty cents ($0.50) for each CD manufactured and an Artist Royalty equal to fifty cents ($0.50) for each CD manufactured excepting only that a total of five thousand (5,000) CDs may be manufactured and used for promotional purposes only upon which no such royalty payments shall be due.

(6) All royalty payments referred to herein shall survive, indefinitely, the expiration of the term hereof and shall be made in accordance with, and referenced in, appended to, and made a part of, all of the parties subsequently negotiated agreements with any and all record companies, distributors and publishers.

(7) The Martians hereby grant unto The Producers, and Producers' agents and attorneys, the irrevocable right to inspect The Martians' personal and corporate records, at any reasonable time during regular business hours and upon reasonable written notice, in order to insure equitable disbursement of the royalties referred to herein.

(8) For the purpose of this Agreement, the terms "record" and "phonograph record" shall mean any device for the reproduction of sound of any type, character or description, whether now or hereafter known, which device or contrivance is intended for retail sale to the public or for jukebox use.

(9) The parties acknowledge that recordings of eleven (11) original musical compositions written and owned by Randell Young (The Producer) have been commenced and are in various stages of

completion pursuant to the anticipation of the execution of this Agreement. These compositions are entitled:

"Funk From Mars"
"Hey, Hey, We're The Martians"
"That's Why"
"That Thing You Do"
"The Martian Wave"
"Dingo Dango"
"I Feel Your Presence"
"I've Taken That Trip"
"Time Out!"
"Blast Off"
"Funk From Mars - Reprise"

(10) The parties further acknowledge that lyrics were composed to the following compositions by the persons indicated below:

"Funk From Mars" (lyrics by Dan Scheuer)
"Hey, Hey, We're The Martians" (lyrics by Dan Scheuer and Randell Young)
"That's Why" (lyrics by Dan Scheuer and Randell Young)
"That Thing You Do" (lyrics by Cydney Davis, Theresa Walker and Randell Young)
"The Martian Wave" (lyrics by Randell Young)
"Dingo Dango" (lyrics by Dan Scheuer)
"I Feel Your Presence" (lyrics by Randell Young
"I've Taken That Trip" (lyrics by Dan Scheuer)
"Time Out!" (lyrics by Dan Scheuer and Randell Young)
"Blast Off" (lyrics by Dan Scheuer and Randell Young)

(11) In consideration for the right to purchase one million (1,000,000) shares of the common stock of The Martians for an aggregate purchase price of one hundred dollars ($100), receipt of which is hereby acknowledged, and upon issuance shall represent an equity interest of not less than fifteen-point-seven percent (15.7%) of then outstanding shares of The Martians, The Producer hereby grants unto The Martians an exclusive and non-revocable license to manufacture and sell CDs containing the recordings of these musical compositions as reproduced from the master recording(s) to be supplied hereunder. The parties acknowledge that all publishing rights to said compositions shall remain with their creators. The parties further acknowledge that the recordings of "That's Why", "Time Out!" and "I've Taken That Trip" were created by adapting lyrics to compositions previously written by The Producer and that nothing contained herein shall preclude or prohibit The Producer from licensing, recording, releasing or otherwise utilizing these compositions as originally written.

(12) The parties acknowledge The Producer shall retain creative control over all aspects of production hereunder and that all multi-track and master recordings produced pursuant to this Agreement shall remain the sole and exclusive property of The Producer.

(13) The Martians may assign this Agreement or any portion hereof, or any rights hereunder to: (a) any parent, subsidiary, sister corporation or other affiliate; (b) any person or business entity acquiring all or substantially all of The Martians' assets; or (c) any entity into which The Martians may merge. The foregoing shall not prohibit or in any way restrict The Martians from assigning or licensing any of its rights hereunder in the ordinary course of business.

(14) The parties hereto, and each of them, acknowledge that (i) they have independent legal counsel and (ii) their execution of this agreement is not taken upon the instruction or recommendation of the legal counsel of the other parties, the legal counsel of the corporation to be formed hereunder or that of legal counsel referred or recommended by the other parties.

(15) No breach of this agreement shall be deemed material, unless the complaining party shall have given the other party written notice of such breach and (i) such noticed party shall thereafter fail to discontinue the practice complained of (if a practice of such noticed party is the basis of the claim of breach) or otherwise cure such breach within thirty (30) calendar days subsequent to receipt of said written notice, if such breach is reasonably capable of being fully cured within such thirty (30) calendar day period; or (ii) if such breach is not reasonably capable of being fully cured within such thirty (30) calendar day period and if said noticed party commences to cure such breach within such thirty (30) calendar day period and proceeds with reasonable diligence to complete the curing of such breach.

(16) Any notice, answer, interrogatory or other communication required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been sufficiently given or made when delivered personally to the party, or an officer of the party, to whom same is directed, or, except in the event of a postal strike, five (5) days after being mailed by first-class mail, postage prepaid, if to The Martians at 1000 Quail Street, Suite 250, Newport Beach, CA 92660; or if to The Producer at 2910 Bonanza, San Clemente, CA 92673. Either party may change its address for the purpose hereof by giving notice of such change to the other party in the manner herein provided, such change to become effective on the tenth (10th) day after such notice is so given.

(17) This agreement is complete and all negotiations and understandings are merged herein. This agreement cannot be modified except by an instrument in writing executed by the parties. A waiver or breach by any party in any one instance shall not constitute a waiver of any subsequent breach, whether or not similar. Nothing herein contained shall constitute a partnership between or joint venture by the parties hereto or designate any party the agent or employee of any other.

(18) The parties hereto agree that this Agreement shall be enforced and interpreted according to the laws of the State of California and pursuant to the jurisdiction of the Superior Court of the State of California, County of Orange.

(19) In the event that any provision of this Agreement is declared by a court of competent jurisdiction to be void, invalid or unenforceable, such provision shall thus be deemed severed from the Agreement and the remaining portions and provisions thereof shall remain in full force and effect.

(20) In the event that litigation is commenced between the parties hereto relative to this Agreement or the rights and duties of the parties under same, the prevailing party therein shall be entitled, in



addition to such relief as may be granted, to the actual sum expended for attorney's fees and court costs as determined by the court in such action.

(21) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have hereunto affixed their hands and seals on the date first hereinabove written in the City of Newport Beach, County of Orange, State of California.



DATE: 6/21/03

F. G. HUNTER INCORPORATED
by Dan Scheuer, President and CEO



DATE: 21 JUNE 03

RANDELL YOUNG

[This page intentionally left blank.]

License Agreement

LICENSOR: **Martians Incorporated**
1000 Quail St. Suite #250
Newport Beach, CA 92660

LICENSEE:

Martians Incorporated (LICENSOR) and LICENSEE agree as follows:

1 Definitions

1.1 "Licensed Rights" means any of LICENSOR'S following intellectual property rights: trademarks and service marks listed and referenced on the attached Exhibit A ("Marks"), copyrights related thereto, and rights in publicity in the names, characters, symbols, designs, likeness and visual representations thereof.

1.2 "Licensed Article" or "Licensed Articles" means any of the articles of merchandise listed on the attached Exhibit B. LICENSOR, in its sole discretion, shall render any decision and/or answer any question regarding the definition of Licensed Article.

1.3 "Net Sales Price" means the total gross price at which the Licensed Articles are sold by LICENSEE, less the following items of expense to the extent to which they are actually paid or allowed and included in gross prices in accordance with generally accepted accounting principles: (1) trade, or quantity discounts (but not cash discounts); (2) credits for returned or rejected articles (provided that amounts equal to the credits have previously been included in gross sales); and (3) sales taxes, use taxes or turnover taxes on sales invoices. If LICENSEE makes any sales of Licensed Articles to a subsidiary, associated or affiliated company, or through any agency, then the price subject to royalty shall be that charged to the consumer or customer by LICENSEE'S subsidiary, associated or affiliated company or agency, or that charged by LICENSEE, whichever is higher.

1.4 "Licensed Territory" or "Territory" means the area set forth on the attached Exhibit B.

2 Grant of License

2.1 LICENSOR hereby grants LICENSEE the following:

(a) The exclusive, personal and nontransferable license to use the Licensed Rights upon and in connection with Licensed Articles manufactured by or at the direction of LICENSEE and distributed by LICENSEE for ultimate sale at retail only within the Territory; and

(b) The license granted to LICENSEE herein specifically excludes any right to export out of the Territory, either directly or through third parties or distributors. For the Rights granted, LICENSEE specifically agrees not to use the Licensed Rights or give consent to the use of any of them in any manner or on any merchandise or item, except as set forth in this agreement.

2.2 Except to the extent LICENSEE has been granted an exclusive license(s) hereunder, LICENSOR expressly reserves the right to retain for itself and/or to grant to any other party(s) license(s) of any scope, in any geographical area, for any use and for any article.

2.3 LICENSEE shall not use any trademark or service mark of LICENSOR, any translation thereof or any mark similar thereto, as part of its corporate name or any trade name.

2.4 LICENSEE shall use its best efforts to exploit the rights granted in all parts of the Territory; LICENSEE shall use its best efforts and skills to design, manufacture, or cause to be manufactured at its direction, advertise, sell and ship the Licensed Articles and shall continuously and diligently produce an adequate inventory of Licensed Articles and maintain facilities and trained personnel sufficient to accomplish the foregoing.

2.5 During the term of this Agreement, LICENSEE shall not negotiate with respect to, enter into agreements relating to, or participate in business transactions that are inconsistent with the purpose of this Agreement or transactions that would tend to diminish LICENSEE'S ability to meet its obligations hereunder. LICENSEE shall consistently distinguish the Licensed Articles from other products manufactured or sold by LICENSEE and shall avoid any confusing similarity between the other products and the Licensed Articles.

2.6 Any styles or designs developed expressly for LICENSEE, using or encompassing LICENSOR'S graphics or Marks, will not be used by LICENSEE with any other licensing program and shall be the exclusive property of LICENSOR.

3 Royalties

3.1 LICENSEE shall pay Licensing Agent, on behalf of LICENSOR, a nonrefundable advance license fee to be applied against royalties as hereinafter provided and a royalty payable in U.S. Dollars based upon the Net Sales Price of all Licensed Articles sold by LICENSEE. Prices of all Licensed Articles sold by LICENSEE shall be as set forth on the attached Exhibit B.

3.2 LICENSEE shall pay to Licensing Agent, on behalf of LICENSOR, the Minimum Guaranteed Royalties as set forth on the attached Exhibit B. All the royalties shall be paid in U.S. Dollars.

3.3 Should there be withholding or other taxes due to any government or subdivision in regard to royalty payments by LICENSEE to Licensing Agent, for LICENSOR'S benefit, LICENSEE shall provide to

Licensing Agent, at the time of the payments, the original copies of the official statements that substantiate the payments due.

4 Reports and Records

4.1 On or before the thirtieth (30th) day following the end of each calendar quarter, LICENSEE shall furnish to LICENSOR, in duplicate, a full and accurate report, certified by the Chief Financial Officer of LICENSEE, showing the number, description, total Net Sales Prices, and total net sales of the Licensed Articles sold or otherwise disposed of by LICENSEE during the preceding calendar quarter. LICENSEE, as an expedient for providing the periodic report, shall complete the Licensed Article Report Forms, attached hereto as Exhibit C, or a substantially similar form acceptable to LICENSOR. The Licensed Article Report Forms shall be rendered at the times specified regardless of whether LICENSEE has sold or otherwise disposed of any Licensed Article during the preceding calendar quarter. All reports provided for in this Agreement are to be mailed to the following:

Martians Incorporated
1000 Quail St. #250
Newport Beach, CA 92660

4.2 LICENSEE, at the time of sending each quarterly report under Subsection 4.1, shall remit in full all royalties payable to LICENSOR. Any delinquent amounts shall bear interest-compounded daily at the Prime Rate as announced from time to time by Chase Manhattan Bank, N.A., from the due date thereof until paid. Payments by check shall be sent to the following:

4.3 For a period of two (2) years following the close of each Contract Year, LICENSEE shall maintain accurate and pertinent information with respect to Licensed Articles sold by LICENSEE. During this period LICENSOR, through its duly authorized representatives (including certified public accountants), shall have the right, upon request, to audit LICENSEE'S records at reasonable times for the purpose of determining the correctness of the reports and royalty payments referred to above; provided that the audits may be made not more frequently than two (2) times in each consecutive twelve (12) month period during the term hereof.

4.4 If the audit reveals a deficiency of royalty due in the report, LICENSEE shall, within ten (10) days of receipt of notice to cure the deficiency, make payment to LICENSOR of the deficiency plus interest compounded daily at the Prime Rate as announced from time to time by Chase Manhattan Bank, N.A. plus two percent (2%) for the period of the deficiency. In addition, if the audit reveals a deficiency of more than five percent (5%) of the royalty due in the report, LICENSEE shall reimburse LICENSOR for the cost of the services rendered by its representatives or accountants and for any other costs incident thereto (including attorney's fees and costs of collection).

4.5 For the purposes of this Section 4, Licensed Articles shall be considered sold; (1) if sold on an open account, when delivered to the purchaser or to a common carrier for delivery to the purchaser; or (2) when paid for, if paid in advance of delivery; or (3) when billed out, whichever first occurs.

5 Terms and Termination

5.1 The term of this Agreement shall be as specified in the attached Exhibit B.

5.2 LICENSOR shall have the right, without prejudice to any other rights that it may have, to terminate this Agreement in its entirety or with respect to the particular Licensed Articles involved, if LICENSEE: (1) shall have failed to commence the manufacture or contracted for the manufacture of any Licensed Article in reasonable commercial quantities within ninety (90) days of the date of this Agreement or the other time as agreed upon in writing by the parties; or (2) shall have discontinued manufacturing or distributing any Licensed Article in reasonable commercial quantities for a period longer than thirty (30) business days. LICENSOR shall have the right, with respect to any custom designed Licensed Article, to convert LICENSEE'S exclusive license to a nonexclusive license if the parties fail to agree in writing on the commencement date for manufacture of the Licensed Article in reasonable commercial quantities within ninety (90) days of LICENSOR'S request to manufacture or distribute the Licensed Article.

5.3 LICENSOR shall have the right, without prejudice to any other rights that LICENSOR may have, to terminate this Agreement upon not less than seven (7) days' prior written notice if LICENSEE breaches any of its material obligations under this Agreement.

5.4 If LICENSEE sells or otherwise disposes of substantially all of its business or assets to a third party, or control of LICENSEE is transferred, or present management of LICENSEE is changed or is no longer involved directly in the day-to-day management of LICENSEE'S performance under this Agreement, LICENSEE shall immediately give notice to LICENSOR and LICENSOR shall have the right, without prejudice to any other rights that LICENSOR may have, to terminate this Agreement; provided that LICENSOR shall not unreasonably withhold approval of any successor to the entire business of substantially the entire business of LICENSEE and the successor assumes LICENSEE'S obligations under this Agreement and agrees to be bound by the terms hereof. No such transfer of Licensed Rights to any successor shall relieve LICENSEE of its obligations hereunder. LICENSOR'S termination of this Agreement pursuant to this Section shall be effective immediately upon LICENSOR'S giving notice.

5.5 Upon any termination of this Agreement, the license herein granted shall terminate. However, for a period of six (6) months thereafter, LICENSEE may sell the Licensed Articles that are manufactured and ready for sale; PROVIDED that LICENSEE shall not begin to manufacture or cause to be manufactured any Licensed Articles after receiving or sending notice of termination; that all payments then due are first made to LICENSOR; that the sales be in accordance with the terms of this

Agreement; that sales shall not be discounted below LICENSEE'S cost without the prior approval of LICENSOR, which shall not be unreasonably withheld, and that reports and payments with respect to the period be made in accordance with Section 4. A final statement and payment shall be made within fifteen (15) days after the end of the six (6) month period. Upon expiration of the six (6) month period, any remaining inventory of Licensed Articles shall be destroyed and evidence of the destruction reasonably satisfactory to LICENSOR shall be given to LICENSOR.

5.6 Upon termination or expiration of this Agreement, LICENSEE'S obligations set forth in Sections 3, 4, 6, 7, 8 and 10 shall remain in full force and effect.

6 Quality of Licensed Articles

6.1 LICENSEE agrees that all Licensed Articles shall be of high safety and structural standards and of the style, appearance, quality and consistency as shall be adequate and suitable for distribution to and use by the ultimate consumer to whom the products are to be marketed and sold. To this end the following applies:

(1) Approval Samples and Labeling: At least fifteen (15) days before manufacturing, and again before commencing distribution or sale of any Licensed Article, LICENSEE shall submit to LICENSOR for LICENSOR'S written approval, samples of each Licensed Article, together with any labeling or packaging in which the Licensed Article is to be marketed. LICENSOR'S right of approval shall, without limitation, include the following elements: (a) the initial concept for artwork to be used in connection with the Licensed Articles; (b) the preliminary design of the artwork; and (c) the final artwork to be used in connection with the Licensed Articles. No Licensed Article shall be distributed or sold pursuant to this Agreement until LICENSEE has obtained LICENSOR'S written approval of the samples submitted. If no written approval is given within fifteen (15) days from the date of submission, the sample shall be considered approved. Approval shall not be unreasonably withheld.

(2) Random Samples: From time to time during the term hereof, or whenever production is repeated, and/or upon LICENSOR'S request, LICENSEE shall furnish random samples of each Licensed Article to LICENSOR.

(3) Quantity of Samples/ Shipping Arrangements: The number of samples to be furnished hereunder shall be fifteen (15). All of the samples shall be provided free of cost to LICENSOR and shall be transmitted to LICENSOR, shipment prepaid, via a carrier of LICENSEE'S choice.

(4) Inspection: LICENSEE agrees to allow LICENSOR'S authorized agents at any and all times during regular business hours, upon reasonable prior notice, to enter LICENSEE'S premises where Licensed Articles are being manufactured or warehoused to inspect the manufacturing process and the Licensed Articles; provided the inspections shall not occur more frequently than two (2) times in each consecutive twelve (12) month period during the term hereof.

6.2 All Licensed Articles shall be of substantially the same quality and workmanship as the sample approved in Subsection 6.1 (1), and in the manufacture hereof LICENSEE shall take reasonable steps to ensure that the Licensed Articles will consistently so comply. Under no circumstances shall LICENSEE sell, distribute, give away or otherwise deal in Licensed Articles that bear a distortion of the Marks, or that do not comply with the quality standards herein specified.

6.3 Licensed Articles that fail to meet the standards set forth in this Agreement shall not be distributed or sold at any time by LICENSEE.

7 Advertising Materials and Requirements

7.1 All advertising, display or promotional copy shall be submitted to LICENSOR and Licensing Agent at least fifteen (15) days in advance of production, to allow LICENSOR to approve, comment upon or express its disapproval thereof and for any required changes to be made. LICENSEE shall not use the Marks or any reproduction thereof in any advertising, promotional or display material without LICENSOR'S prior written approval. Any approval granted by LICENSOR hereunder will extend only to LICENSEE'S use of the Marks.

7.2 LICENSEE shall make available to LICENSOR ten (10) kits of LICENSEE'S advertising, sales, and promotional materials when the materials are developed and available. LICENSEE shall keep a reasonable supply of these materials in stock to accommodate LICENSOR'S requests.

7.3 Upon request of LICENSEE, LICENSOR may, in its sole discretion, make available to LICENSEE, film, photostats, artwork, and full color reproductions of its Marks, designs, and other materials for LICENSEE'S use in accordance with this Agreement. LICENSEE shall reimburse LICENSOR for LICENSOR'S out-of-pocket expenses, including, without limitation, reasonable hourly charges for creative personnel, incurred by LICENSOR in the preparation for LICENSEE, when and if required, of new artwork, mechanicals and film. All charges shall be agreed to prior to the time the expenses are incurred, and all sums due LICENSOR under this Subsection will be billed and paid on a "Net 30 Days" basis.

8 Protection of Marks and Copyrights

8.1 LICENSEE acknowledges LICENSOR'S exclusive right, title and interest in and to the Licensed Rights and will not at any time do any act, either directly or indirectly, to contest the validity of or in any way injure or discredit any part thereof. LICENSEE agrees that any and all use by the LICENSEE of the Marks shall inure to the benefit of LICENSOR. LICENSEE agrees to assist LICENSOR in procuring any protection or protecting any of LICENSOR'S rights therein. Toward that end, upon LICENSOR'S request, LICENSEE agrees to provide LICENSOR with whatever documentation or information may be reasonably requested for the purpose of registration of LICENSOR'S Mark or Marks in the categories into which the Licensed Articles fall. Any registration shall be at LICENSOR'S cost.

8.2 LICENSEE agrees that it will mark each Licensed Article in the same manner as the Approved Sample (Subscription 6.1) or in such manner specified by LICENSOR in writing so as to indicate the existence of LICENSOR'S trademarks and/or copyrights. For Licensed Articles sold in the United States that bear the trademark or service mark of LICENSOR, it shall be displayed with the "®" adjacent the Mark for registered Marks or a "™" for unregistered Marks, or a "©" as indicated from time to time by LICENSOR. All Licensed Articles and all advertising, display or promotional copy utilizing or in any way connected with the Marks shall carry a notice that the Marks are the property of the LICENSOR.

8.3 Unless authorized by LICENSOR in writing signed by a corporate officer, LICENSEE shall not do the following:

(a) Use or permit the use on any Licensed Article (or on any carton, container or packaging thereof that is received by the general public, as opposed to retailers) any other mark or identification with any of the Marks; and/or

(b) Include or permit the inclusion of its name or any other person or entity with the name LICENSOR (e.g., "Zarbie and the Martians by LICENSEE") or any of the Marks in any advertising or promotional material featuring any of the Licensed Articles that is disseminated to the general public (as opposed to trade advertising).

In addition to the foregoing, LICENSEE shall not use or permit the use of any of the Marks, on or in connection with Articles that are manufactured or sold by LICENSEE. It is the intention of the parties and of this Subsection that all Licensed Articles be identified to the general public solely by one or more of the LICENSOR'S Marks.

8.4 LICENSEE agrees that the Marks possess special, unique and extraordinary characteristics that make difficult the assessment of the monetary damage that LICENSOR would sustain by unauthorized use and that irreparable injury would be caused to LICENSOR by unauthorized use of the Marks. LICENSEE agrees that injunctive and other equitable relief would be appropriate in the event of a breach of this Agreement by LICENSEE; provided however, that the remedy shall not exclude any other legal remedies otherwise available.

8.5 LICENSEE shall promptly notify LICENSOR in writing of any infringements or imitations by others of the Marks of which it becomes aware. LICENSOR shall determine the appropriate action, if any that shall be taken on account of any such infringements or imitations. LICENSEE shall not institute any suit, give any notices at take any action on account of any such infringements or imitations without the prior written consent of LICENSOR, which shall not be unreasonably withheld. Any such action permitted by LICENSOR shall be conducted by counsel acceptable to LICENSOR and at LICENSEE'S sole cost.

8.6 Any copyrights procured by LICENSEE encompassing or using the Marks or Licensed Rights shall be procured for the benefit of and under the name of LICENSOR and all such copyrighted articles shall contain a proper copyright notice as specified on the attached Exhibit A. LICENSEE shall not procure copyrights on behalf if LICENSOR without LICENSOR'S written consent. Further, any copyright applications require LICENSOR'S written approval prior to filing.

9 Representation and Warranties of LICENSEE

9.1 LICENSEE will warrant that the Licensed Articles shall be merchantable and fit for the purpose for which they are intended.

9.2 LICENSEE represents and warrants that the Licensed Articles will conform at all times to all applicable federal, state and local laws, rules, regulations, ordinances and other enactments and industry standards including, but not limited to, those relating to product safety.

10 Indemnification and Insurance

10.1 LICENSEE shall indemnify and hold LICENSOR, its directors, officers, agents, employees, dealers, LICENSEES, subsidiaries, affiliates and distributors, harmless from any liability, loss, damage or expense (including reasonable attorneys' fees) arising out of any claim or suit involving an allegation of a defect in or other allegation relating to any of the Licensed Articles sold by LICENSEE or the manufacture, labeling, sale, distribution or advertisement of any Licensed Article by LICENSEE in violation of any national, provincial, state, local or other law or regulation. LICENSOR shall, to the extent it becomes aware, give LICENSEE notice of any claim or suit. LICENSOR shall determine the appropriate action, if any, that shall be taken on the claim or suit. LICENSEE shall not institute any suit, give any notices, defend any suit or claim, or take any action on account of any such claim or suit without the prior written consent of LICENSOR, which shall not be unreasonably withheld. Any such action permitted by LICENSOR shall be conducted by counsel acceptable to LICENSOR and at LICENSEE'S sole cost.

10.2 LICENSEE shall secure and maintain in force, throughout the term of this Agreement and for a period of three (3) years thereafter, at its own expense, an insurance policy covering comprehensive general liability, including products liability. The policy shall be with an insurance carrier having an "excellent" rating by Best or an equivalent rating service and shall maintain coverage limits of at least One Million Dollars (1,000,000.00) per occurrence and Ten Million Dollars (10,000,000.00) aggregate. As proof of the insurance, a fully paid certificate of insurance naming LICENSOR as an additional insured party shall be submitted by LICENSEE for LICENOR'S approval before any Licensed Article is manufactured or distributed hereunder. In any insurance policy, LICENSOR shall receive at least thirty (30) days prior written notice of intent to cancel, alter or amend the policy.

11 Disclaimers

11.1 Nothing in this Agreement shall be construed as:

(1) A warranty or representation that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or will be free from the rightful claim of any third party by way of infringement or the like; however, the foregoing disclaimer, subject to the terms of this Agreement, shall in no way affect the Licensed Rights or LICENSEE'S rights to use the Rights in connection with the Licensed Articles; or

(2) A requirement that LICENSOR shall file or prosecute any trademark application, secure any copyright or maintain any trademark or copyright registration in force or notify LICENSEE of any action or failure to act with respect to any application or renewal; or

(3) An obligation to bring or prosecute action or suits against third parties for infringement or the like; or

(4) Granting by implication, estoppels, or otherwise, any licenses or rights under LICENSOR'S intellectual property rights other than the Licensed Rights.

11.2 LICENSOR makes no representations, extends no warranties of any kind, either expressed or implied and assumes no responsibilities whatever with respect to use, sale or other disposition by LICENSEE or its vendees or other transferees of Licensed Articles. Notwithstanding the foregoing, LICENSOR represents and warrants that it has full lawful right to grant the Licensed Rights for use in connection with the Licensed Articles as provided herein and LICENSOR shall indemnify and hold harmless LICENSEE from any liability, loss, damage or expense (including reasonable attorneys' fees) arising out of any claim relation to or based upon a breach of the foregoing representation and warranty. LICENSOR'S obligation under this indemnity provision shall not exceed the royalties actually paid, including any advance license fee, actually paid by LICENSEE to LICENSOR hereunder.

12 Notices

12.1 Except as otherwise provided herein, any notice, request, submission, or other transmittal (Notice) provided pursuant to this Agreement shall be in writing, shall be sent by registered or certified mail, and shall be effective on the date that the Notice is deposited properly addressed in a U.S. post office, with postage prepaid. Except as otherwise provided herein. Any such Notice to LICENSOR shall be sent to:

Martians Incorporated
1000 Quail St. #250
Newport Beach, CA 92660

Any such Notice to LICENSEE shall be sent to the address given on Page 1 hereof.

Either party may change its Licensing Agent, its for payment, notice or otherwise by notifying the other In writing.

13 Cancellation

The parties understand that LICENSOR, its subsidiaries, affiliates and authorized dealers use the Marks that are the subject of this license to advance and promote sales of LICENSOR'S products and that LICENSOR has a paramount obligation to preserve its ability to so use the Marks.

Should any other use of any Mark or Marks become threatened as a result of any rule, regulation, or policy of governmental administrative agencies, then LICENSOR may cancel this Agreement upon not less than thirty (30) days prior notice to LICENSEE without obligation.

14 Force Majeure

The parties hereto shall not be liable for failure of performance hereunder if occasioned by war, declared or undeclared, fire, flood, interruption of transportation embargo, accident, explosion, inability to procure or shortage of supply and materials, equipment or production facilities, prohibition of transportation of the Licensed Articles, governmental order, regulations. Restrictions, priorities or rationing, or by strike, lick out, or other labor troubles interfering with the production or transportation of the goods or with the supplies of raw materials entering into their production or any other cause beyond the control of the parties. Any suspension of performance by reason of this Section shall be limited to the period during which the cause of failure exists, but the suspension shall not affect the running of the term of this Agreement. Nor shall it affect the obligation to pay any fees or royalties due for the period up to the beginning of the cause.

15 No Waiver

Any failure of LICENSOR to enforce at any of the provision of this Agreement or any rights or remedies with respect thereto or to exercise any election therein provided shall not constitute a waiver of any such provision, right, remedy or election or in any way affect the validity of any thereof or of this Agreement. The exercise by LICENSOR of any of its rights, remedy or election it may have under this Agreement. The rights of termination provided on this Agreement are in addition to any other right, remedy or election LICENSOR may have with respect to this Agreement, including the right to sue for breach without terminating.

16 Miscellaneous Provisions

16.1 Nothing on this Agreement nor anything done by either party in the discharge of its obligations hereunder shall be deemed to constitute either party the agent of the other in any sense.

16.2 This Agreement may be assigned by LICENSOR. LICENSEE shall not assign, sublicense, convey, pledge, encumber or otherwise dispose of this Agreement or any right or interest hereunder without the prior written consent of LICENSOR. The foregoing prohibition on assignment or other disposition of this Agreement or any right or interest herein by LICENSEE is subject to the provisions of Section 5.4.

16.3 This writing constitutes the entire agreement between the parties hereto relating to the subject matter of the Agreement and no term or provision of this Agreement shall be varied or modified by any prior or subsequent statement, conduct or act of either of the parties. LICENSOR may amend Exhibit A by unilaterally providing written notification to LICENSEE of any amendments. Any other amendments to this Agreement must be in writing, specifically refer to this Agreement, and be executed by both parties in the same manner as this instrument.

16.4 Should any portion of this Agreement be declared void or of no effect, then LICENSOR or LICENSEE may, at its option, terminate this Agreement, or submit for mutual agreement an alternative provision having a similar commercial effect, or waive such portion.

16.5 The parties agree that each party and its counsel and/or representatives or agents have received and revised this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any amendment or Exhibits thereto.

16.6 The terms and provisions of this Agreement shall be interpreted in accordance with and governed by the laws of the State of California, excluding the conflict of laws portion therefore.

LICENSOR and LICENSEE have caused this Agreement to be executed, in duplicate, by their respective, duly authorized officers on the dates and at the places indicated below.

______________________________	**Martians Incorporated**
(LICENSEE)	(LICENSOR)
By:______________________________	By:______________________________
Title:______________________________	Title:______________________________
Date:______________________________	Date:______________________________

Approved and Agreed:

Martians Incorporated
(Licensor)

By:____

Title:____

Date:____

EXHIBIT E

ESCROW INSTRUCTIONS

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ESCROW INSTRUCTIONS

(Securities Offering)

These Escrow Instructions are given by Martians Incorporated, a California corporation, hereinafter referred to as "Company", to William P. Lyons, Jr., CPA, MBA, hereinafter referred to as "Escrow Holder".

(1) **Offering** The Company desires to offer to subscribers a minimum of one hundred thousand (100,000) and a maximum of nine hundred thousand (900,000) units, consisting of one share of Series A Preferred stock at a price of five dollars ($5.00) per share, and two non-redeemable Class A Warrants to purchase one common share each at the price of five dollars ($5.00) per share, payable in cash only, as more particularly set forth in a Offering Circular dated March 16th, 2005, a copy of which has been delivered to Escrow Holder (the "Disclosure Document"). Escrow Holder is not to be concerned with the Disclosure Document, except as specifically set forth below.

(2) **Establishment of the Escrow** Escrow Holder will open one or more escrow accounts (the "Escrow"), and the Company will deliver to Escrow Holder from time to time for deposit into the Escrow the full amount of each cash payment received from each subscriber (the "Subscription Price"), together with a copy of the Subscription Agreement executed by such subscriber showing the name, address and taxpayer identification number of such subscriber, the number of shares subscribed for, and the amount paid therefor. Escrow Holder shall have no obligation to accept monies, documents or instructions from any party other than the Company with respect to the Escrow. All monies so deposited will be in the form of a subscriber's personal check in favor of "Bank of America Escrow Account -- Martians Incorporated". Should any such check be returned to Escrow Holder as uncollectible for any reason, Escrow Holder will charge the amount of such unpaid check to the escrow, notify the Company of the amount of such returned check, the name of the subscriber and the reason for return, and hold such check subject to further instructions from the Company. Escrow Holder will hold all monies and other property in the Escrow free from any lien, claim or offset, except as set forth herein, and such monies and other property shall not become the property of the Company, nor be subject to the debts thereof, unless and until the conditions set forth in these Escrow Instructions as to the disbursement of such monies to the Company have been fully satisfied.

(3) **Investment** All funds deposited hereunder will be held by Escrow Holder in a Money Market Investment Account bearing interest at Escrow Holder's then-applicable rate. No funds will be so invested, or begin to accrue interest thereon, until the subscriber's check therefor has been collected in good funds.

(4) **Cancellation by the Company** The Company may reject or cancel any subscription in whole or in part. If the Subscription Price for such rejected or canceled subscription has been delivered to Escrow Holder, the Company will inform Escrow Holder of the rejection or cancellation, and Escrow Holder, upon receiving such notice will refund to the subscriber the Subscription Price, plus any interest accrued thereon.

(5) **Cancellation by Subscribers** All subscriptions are irrevocable, and no subscriber will have any right to cancel or rescind the subscription.

(6) **Closing Date** The Escrow will remain open until the earliest to occur of the following (the "Closing Date"):

(a) Receipt by Escrow Holder of the Subscription Prices for at least one hundred thousand (100,000) units (the "Minimum Subscription"), together with a written instruction from the Company that the Escrow be closed; or

(b) Five o'clock p.m. on June 16th, 2005.

If, upon the Closing Date, Escrow Holder has received the Subscription Prices for at least the Minimum Subscription, Escrow Holder will disburse all monies, instruments and other documents in the Escrow to the Company or as otherwise instructed by the Company as soon as the Subscription Prices for said Minimum Subscription have been collected in good funds. Thereafter, the Escrow will remain open for the sole purpose of depositing therein the Subscription Prices for additional shares subsequently sold by the Company, which Escrow Holder will disburse to the Company or as instructed by the Company, provided that in no event shall the Escrow remain open after Escrow Holder has received and disbursed the Subscription Prices for nine hundred thousand (900,000) units. If, upon the Closing Date, Escrow Holder has not received the Subscription Prices for at least the Minimum Subscription, or if, subsequent to the Closing Date, checks are returned unpaid such that Escrow Holder no longer holds the Subscription Prices for the Minimum Subscription in the Escrow, Escrow Holder will refund all monies in the Escrow, plus any interest earned thereon, to the subscribers without further notice to the Company. Under no circumstances will Escrow Holder be required to disburse any monies until the check therefor has been collected in good funds.

(7) <u>Instructions and Amendments</u> All monies and instructions to Escrow Holder must be in writing and may be delivered personally or mailed, certified or registered mail, return receipt requested, addressed to William P. Lyons, Jr., CPA, MBA, 1000 Quail Street, Suite 230, Newport Beach, California 92660. All such notices and instructions will be deemed given when received by Escrow Holder, as shown on a receipt therefor. All instructions from the Company will be signed by Dan Scheuer, Chief Executive Officer and Managing Director. Unless otherwise provided herein, these instructions may be amended or further instructions given only to the extent that such Amendments or instructions are consistent with, and do not add materially to, the description of the Escrow contained in the Disclosure Document, unless consented to in writing by all subscribers whose Subscription Prices have been received by Escrow Holder theretofore and unless disclosed to all subscribers thereafter.

(8) <u>Escrow Fees</u> Escrow Holder's fees will be payable immediately upon disbursement of funds and shall be in the amount one fourth of one percent (0.25%) of the total gross amount closed, plus actual expenses, if any, incurred in the performance of its duties hereunder.

(9) <u>Exculpation</u> Escrow Holder will not be liable for:

(a) the genuineness, sufficiency, correctness as to form, manner or execution or validity of any instrument deposited in the Escrow, nor the identity, authority or rights of any person executing the same;

(b) any misrepresentation or omission in the Disclosure Document or any failure to keep or comply with any of the provisions of any agreement, contract or other instrument referred to therein;

(c) the failure of the Company to transmit, or any delay in transmitting, any subscriber's Subscription Price to Escrow Holder.

Escrow Holder's duties hereunder shall be limited to the safekeeping of monies, instruments or other documents received by the Escrow Holder into the Escrow, and for the disposition of same in accordance with this Escrow Agreement and any further instructions pursuant to this Escrow Agreement.

(10) <u>Interpleader</u> In the event conflicting demands are made or notices served upon Escrow Holder with respect to the Escrow, Escrow Holder shall have the absolute right at its election to do either or both of the following:

(a) Withhold and stop all further proceedings in, and performance of, this Escrow; or

(b) File a suit in interpleader and obtain an order from the court requiring the parties to litigate their several claims and rights among themselves. In the event such interpleader suit is brought, Escrow Holder shall be fully released from any obligation to perform any further duties imposed upon it hereunder, and the Company shall pay Escrow Holder all costs, expenses and reasonable attorney's fees expended or incurred by Escrow Holder, the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.

(11) **Indemnity** The Company further agrees to pay on demand, and to indemnify and hold Escrow Holder harmless from and against, all costs, damages, judgments, attorneys' fees, expenses, obligations and liabilities of any kind or nature which, in good faith, Escrow Holder, may incur or sustain in connection with or arising out of the Escrow, and Escrow Holder is hereby given a lien upon all the rights, titles and interest of the Company in monies and other property deposited in the Escrow, to protect Escrow Holder's rights and to indemnify and reimburse Escrow Holder under these Escrow instructions.

(12) **Resignation of Escrow Holder** Escrow Holder may resign herefrom upon fourteen (14) calendar days written notice to the Company and shall thereupon be fully released from any obligation to perform any further duties imposed upon it hereunder. Escrow Holder will transfer all files and records relating to the Escrow to any successor escrow holder upon receipt of a copy of executed escrow instructions designating such successor.

(13) **Time** Time is of the essence of these and all additional or changed instructions.

(14) **Multiple Originals** These Escrow Instructions may be executed in counterparts, each of which so executed shall, irrespective of the date of its execution and delivery, be deemed an original, and said counterparts together shall constitute one and the same instrument.

(15) **Governing Law** These Escrow Instructions shall be governed by, and shall be construed according to, the laws of the State of California.

IN WITNESS WHEREOF, the parties have executed these Escrow Instructions as of the date set forth beside such parties' signatures below.

______________________________ DATE: ______________

MARTIANS INCORPORATED
by Dan Scheuer, *Chief Executive Officer*

______________________________ DATE: ______________

MARTIANS INCORPORATED
by Dan Scheuer, *Managing Director*

______________________________ DATE: ______________

WILLIAM P. LYONS, JR., CPA, MBA

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EXHIBIT F

CONSENTS

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WOOLERY
ACCOUNTANCY, INC.

Eric H. Woolery, CPA
Principal

February 14, 2005

U.S. Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549

RE: MARTIANS INCORPORATED, REGULATION A, FORM 1-A FILING AND OFFERING CIRCULAR DATED ON OR ABOUT MARCH 1, 2005.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

This firm hereby consents to the use in this Form 1-A Regulation A Offering Statement and Circular dated on or about March 1, 2005, and in the Preliminary Offering Circular dated on or about March 1, 2005, both included therewith, of Martians Incorporated, relating to the financial statements of Martians Incorporated, as of December 31, 2004, and the reference to our firm as experts in the Offering Statement and Circular.



Eric H. Woolery, CPA

1000 Quail Street • Suite 225 • Newport Beach, CA 92660
(949) 225-7010 • fax (949) 222-0481 • email: ericwoolery@earthlink.net

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EXHIBIT G

OPINION RE LEGALITY

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ALAN W. CURTIS
Attorney at Law

Corporate Offices
359 San Miguel Drive, Suite 200
Newport Beach, CA 92660

February 24, 2005

Board of Directors
Martians Incorporated
1000 Quail Street, Suite 250
Newport Beach, CA 92660

Re: Offering Statement Opinion re Legality

Gentlemen,

As legal counsel to Martians Incorporated this opinion is rendered in connection with that certain Offering Statement pursuant to Regulation A of the United States Securities and Exchange Commission being made by Martians Incorporated (hereinafter the "Company"), dated on or about March 16th, 2005.

In connection with this Opinion, the Offering Statement has been reviewed as well as the exhibits thereto along with other instruments, corporate records, certificates and other documents considered necessary or appropriate for the purpose of this opinion. As to factual matters, reliance has been made solely upon the assumed accuracy, completeness and genuineness of oral and written representations made by the Company and relating to the Offering Statement. No independent investigation of the facts stated in the Offering Statement has been made. The genuineness and authenticity of all documents submitted as originals, and the conformity to originals of all documents submitted as copies, has been assumed.

Counsel is admitted to practice law in the State of California and before the United States District Courts of Central, Southern, and Eastern California and expresses no opinion concerning law other than in those jurisdictions.

Subject to the foregoing, it is the opinion of Counsel:

As of the date hereof the Company may legally issue the securities covered by this Offering Statement and those securities, when sold, will be legally issued, fully paid and non-assessable.

Sincerely yours,



Alan W. Curtis
Attorney at Law

Telephone: 949-718-6300 ◆ Facsimile: 949-718-6301 ◆ E-mail: alan@netunes.com

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EXHIBIT H

SALES MATERIAL

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Under no circumstances shall this announcement constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The shares will be sold only by means of a Final Offering Circular. No money or other consideration is being solicited at this time.

PROPOSED OFFERING OF UNITS OF SERIES A PREFERRED SHARES AND CLASS A NON-REDEEMABLE WARRANTS


©

Name of issuer:

MARTIANS™ INCORPORATED

For more complete information about Martians Incorporated and its Proposed Offering of Units of Series A Preferred Shares and Class A Non-Redeemable Warrants, a Preliminary Offering Circular or Final Offering Circular, call Mr. D.J. Scheuer, Pres. & CEO, at 866-996-6632. Or write to: Headquarters, Martians Incorporated, 1000 Quail Steet, #250, Newport Beach, Ca 92660

This offer is made to qualified purchasers only, or other persons the issuer believes, after reasonable inquiry, to be qualified purchasers. Qualified purchasers accredited investors as defined by Rule 501(a) adopted by the Securities and Exchange Commission under The Securities Act of 1933 [17 CFR Sec. 230501(a)].

Any indication of interest made involves no obligation or commitment of any kind and no sales of securities will be made until five business days after delivery of a Final Offering Circular and subscription information to the prospective purchaser.

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EXHIBIT I

PRELIMINARY OFFERING CIRCULAR MATERIAL

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An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular

MARTIANS INCORPORATED

(a California Corporation)

1000 Quail Street, Suite 250
Newport Beach, CA 92660
949-724-9095 – 866-996-6632
www.martiansinc.com

Bona fide estimate of range of maximum offering price: $4.50 to $5.50 Per Unit
Bona fide estimate of maximum number of Units to be offered: 900,000

The Units will be offered at a range of $4.50 to $5.50 per Unit, with a maximum number of units offered of 900,000 and only to individuals residing in jurisdictions where the securities have been qualified. Each Unit consists of one (1) share of Series A Preferred Stock (the "Preferred Stock") of Martians Incorporated (the "Company") and two (2) Class A Non-Redeemable Warrants, which are immediately detachable, and separately tradable (the "Non-Redeemable Warrants")(1) Prior to this Offering, there has been no public market for any of the Company's Securities and there can be no assurance that a trading market will develop. (See "PLAN OF DISTRIBUTION" for factors considered in determining the offering price.)

THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. FOR INFORMATION CONCERNING CERTAIN SIGNIFICANT INVESTMENT FACTORS, SEE "RISK FACTORS".

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

See Notes on Inside Cover Page

The issuer is offering these securities on a "best efforts" basis and may pay out, from the proceeds of this offering, to licensed securities broker-dealers and/or certain individuals, assisting in the sale and placement of these securities, commissions, placement or referral fees not to exceed a total of ten percent of the gross purchase price subscribed and are subject to prior sale, allotment, withdrawal, cancellation or modification of the Offer without notice; to approval of certain legal matters by Counsel; and to the exclusive right to reject any order, in whole or in part. (See "PLAN OF DISTRIBUTION)

MARTIANS INCORPORATED

THE DATE OF THIS CIRCULAR IS FEBRUARY 24th, 2005
Commencement of Sale to Public On or Around March 16th, 2005

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NOTE: With the exception of the Preliminary Offering Circular cover page, as represented on the previous page, and in compliance with Section 230.255(a)(1), (2) and (3), all other information included in the Preliminary Offering Circular is identical in every respect to the Offering Circular and Exhibits, as included in Part II and Part III of this filing statement.

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SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on February 24TH, 2005.

MARTIANS INCORPORATED

By 

Dan Scheuer, Chairman, President,
Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.





Dan Scheuer, Chairman, President,
Chief Executive Officer and Chief Financial Officer

Date





Edwin J. Vaughn, Director, Executive Vice-President,
Chief Operating Officer and Secretary

Date